As filed with the Securities and Exchange Commission on December 18, 2003

Registration No. (333-108661)

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4 to
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

UNIVERSAL CITY DEVELOPMENT PARTNERS, LTD.
UCDP FINANCE, INC.

(Exact name of Registrants as specified in its charter)

Florida	7900	59-3128514
Florida	9995	42-1581381
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1000 Universal Studios Plaza
Orlando, FL 32819-7610
(407) 363-8000

(Address, including zip code, and telephone number, including area code, of Registrants' principal executive offices)

Michael J. Short

Executive Vice President and
Chief Financial Officer
Universal Orlando
1000 Universal Studios Plaza
Orlando, FL 32819-7610

(Name, address, including zip code, and telephone number, including area code, of agent for service for Registrants)

Copies To:

Catherine A. Roth Vice President of Legal Affairs Universal Orlando 1000 Universal Studios Plaza Orlando, FL 32819-7610 (407) 363-8242	Thomas R. Brome Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after the effective time of this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
11¾% Senior Notes due 2010	$500,000,000	100%	$500,000,000	$40,450	(2)

(1)	Estimated solely for purposes of determining the registration fee pursuant to Rule 457(f)(2) under the Securities Act of 1933.

(2)	Previously paid by the Registrants in connection with the initial filing of this Registration Statement.

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Prospectus	Subject to completion, dated , 2003

UNIVERSAL CITY DEVELOPMENT PARTNERS, LTD. UCDP FINANCE, INC.

Offer to Exchange
Up to $500,000,000 Principal Amount Outstanding of
11¾% Senior Notes due 2010
for
a Like Principal Amount of
11¾% Senior Notes due 2010
which have been registered under the Securities Act of 1933

We are offering to exchange registered 11¾% Senior Notes due 2010, or the "exchange notes," for our outstanding unregistered 11¾% Senior Notes due 2010, or the "original notes." We sometimes refer to the original notes and the exchange notes in this prospectus together as the "notes." Universal City Development Partners, Ltd. and UCDP Finance, Inc. are co-issuers of the original notes and the exchange notes. The terms of the exchange notes are substantially identical to the terms of the original notes, except that the exchange notes are registered under the Securities Act of 1933, or the Securities Act, and the transfer restrictions and registration rights and related additional interest provisions applicable to the original notes do not apply to the exchange notes (except that any additional interest that accrues on the original notes through the Expiration Date (as defined herein) will also accrue on the exchange notes). Pursuant to the terms of the registration rights agreement, the exchange notes will accrue additional interest at the rate of 0.25% per annum with respect to the period beginning on December 24, 2003 and ending on the Expiration Date. If the Expiration Date is not extended, this means that the exchange notes will bear additional interest of $       for each $1,000 principal amount payable in addition to the regular interest payment on April 1, 2004. The original notes will be exchanged for the exchange notes in integral multiples of $1,000 principal amount. This offer will expire at 5:00 p.m., New York City time, on             , 2004, unless we extend it. The exchange notes will not trade on any established exchange.

Each broker-dealer that receives exchange notes for its own account pursuant to this exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that we will make this prospectus, as amended and supplemented, available to any broker-dealer for use in connection with any such resale starting on the Expiration Date and ending not less than 180 days after the Expiration Date. See "Plan of Distribution."

See "Risk Factors" beginning on page 15 for a discussion of material risks that you should consider in connection with this exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in this exchange offer or passed upon the adequacy of accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                        , 2003

i

Summary

This summary highlights information contained elsewhere in this prospectus. Because this is only a summary, it may not contain all of the information important to you or that you should consider. For a more complete understanding of the exchange offer and our business, we encourage you to read this prospectus in its entirety. You should read the following summary together with the more detailed information, including "Risk Factors" and consolidated financial statements and the notes to those statements, included elsewhere in this prospectus. In this prospectus, the term "Financing Transactions" means, collectively, the transactions consummated by us on March 28, 2003, including the offering of the original notes, the establishment of our new revolving credit facility and the repayment of certain of our outstanding indebtedness with the proceeds from the offering of the original notes. Certain defined terms used in this prospectus are set forth in the section of this Summary entitled "Certain Definitions."

Business

Overview

We own and operate two theme parks, Universal Studios Florida and Islands of Adventure, and CityWalk, a dining, retail and entertainment complex, at Universal Orlando Resort in Orlando, Florida. Universal Orlando Resort also includes three themed hotels, The Portofino Bay Hotel, The Hard Rock Hotel and The Royal Pacific Resort, which are located within walking distance of our theme parks and CityWalk. These hotels are owned by UCF Hotel Venture, in which Vivendi Universal Entertainment has an indirect minority interest. Our theme parks combine well-known movie, TV, comic and story book characters with exciting, technologically advanced rides and attractions. We have made significant investments in our facilities in recent years with expenditures in excess of $2.2 billion for our expansion, including the construction of Islands of Adventure, CityWalk and related resort infrastructure. In addition, in excess of $580.0 million has been invested in the development of the three on-site resort hotels by UCF Hotel Venture. For the year ended December 28, 2002, we had paid attendance of 10.4 million and revenues of $677.6 million. For the nine-month period ended September 27, 2003, we had paid attendance of 8.3 million and revenues of $548.7 million.

The four principal areas that make up Universal Orlando Resort are:

•	Universal Studios Florida. Universal Studios Florida is a movie-based theme park designed to allow guests to become a part of their favorite movies. Universal Studios Florida features a total of 17 rides, shows and attractions (and a new ride scheduled to open in early 2004) along with facades of famous film locations. Some of our most popular rides and shows include Jaws®, Back To The Future The Ride®, Men In BlackTM Alien AttackTM, Twister...Ride It Out®, E.T. Adventure®, Beetlejuice's Graveyard Revue, Terminator 2: 3D Battle Across TimeTM and Shrek 4-DTM. Universal Studios Florida is also a working motion picture/TV studio, which we believe is the largest facility of its kind in the United States outside of Hollywood, California. Universal Studios Florida opened in 1990.
•	Islands of Adventure. Islands of Adventure opened in 1999 and has already been recognized by U.S. News & World Report as "America's hottest new theme park." At Islands of Adventure, guests take a journey through five distinct and individually themed islands: Seuss Landing, The Lost Continent®, Toon Lagoon®, Jurassic Park® and Marvel Super Hero Island®. With 16 rides, shows and attractions, we believe Islands of Adventure combines advanced technology and innovative ride design with well-known characters to provide guests with exciting entertainment experiences. Some of our most popular rides and attractions include The Amazing Adventures of Spider-Man® and The Incredible Hulk Coaster®.
•	CityWalk. CityWalk is a diverse collection of restaurants, retail outlets and nightclubs and includes a 20 screen cineplex. CityWalk's 31 venues are located between the entrances to Universal Studios Florida and Islands of Adventure. We own and operate 12 of these facilities and lease 19 to third party and affiliated entities (four of which we operate). We also have an ownership interest in four of the entities that lease land or facilities from us at CityWalk. CityWalk's facilities include NASCAR Café® Emeril's® Restaurant Orlando, Universal Cineplex and Jimmy Buffett's® Margaritaville®. CityWalk was opened in 1999 in conjunction with the opening of Islands of Adventure.
•	Hotels. Universal Orlando Resort also includes three on-site themed hotels. These hotels are owned by UCF Hotel Venture, a joint venture indirectly owned 50% by Loews Hotel Holding Corp., 25% by Vivendi Universal Entertainment and 25% by Rank America, Inc. The hotels, The Portofino Bay Hotel (opened in 1999), The Hard Rock Hotel (opened in 2001) and the Royal Pacific Resort (opened in 2002), have a total of 2,400 rooms and more than 130,000 square feet of meeting space. All three hotels are within walking distance of our two theme parks and CityWalk. Hotel guests enjoy express access privileges to designated rides and attractions at our theme parks and preferred seating at certain restaurants in the parks and at CityWalk. We own the land on which these hotels are located and are responsible for sales, marketing and promotional activities.

During the year ended December 28, 2002 and the nine months ended September 27, 2003, we incurred a net loss of $51.8 million and $32.6 million, respectively. In addition, during the year ended
December 28, 2002 and nine months ended September 27, 2003, we generated net cash provided by operating activities of $94.0 million and $162.7 million, respectively. On March 28, 2003, we issued $500.0 million in original notes (which were issued at a discount of $5.8 million) and amended our senior credit agreement with JPMorgan Chase Bank and the other banks party thereto. In connection with these transactions, we prepaid approximately $422.8 million of indebtedness outstanding under our senior credit agreement and our revolving credit facilities.

Competitive Strengths

World-class entertainment resort. We believe that we offer our guests an outstanding resort and entertainment experience with two distinct theme parks featuring live shows and technologically advanced rides and attractions. Many of our rides, such as The Amazing Adventures of Spider-Man®, named "Best Dark Ride" by Amusement Today in 2001 and "Best Attraction" in 2000 by the Theme Park Association of America, employ a combination of motion simulation and theatrical production techniques to create exciting experiences for our guests. Our live shows, such as the Eighth Voyage of Sindbad® and Beetlejuice's Graveyard RevueTM, feature exciting stunts and special effects. The resort experience is enhanced by the convenience of on-site hotel accommodations and CityWalk's restaurants, stores and other amenities. We focus on guest hospitality and providing clean and well-maintained facilities with compelling food and merchandise offerings. We believe that our increase in market share of Orlando theme park attendance from 17% in 1997 to 23% in 2002 evidences the growing popularity of Universal Orlando Resort.

Orlando, Florida location. Our theme parks are located in Orlando, Florida, which has seven major theme parks and the largest annual theme park attendance in the United States. According to industry research, Orlando is the number one domestic family vacation destination and second overall vacation destination in the continental United States. Theme park attendance in Orlando has grown rapidly since 1990 from 33.8 million to an estimated 55.6 million in 2002 for a compound annual growth rate of 4.2%. This growth was driven by healthy economic conditions, industry wide marketing activities, the introduction of new theme parks and attractions and expansion of Orlando's infrastructure.

Globally recognizable brands. We have licenses to use the Universal name and other globally recognized movie, TV, comic and story book characters such as Spider-Man®, The Incredible Hulk®, Shrek®, Jaws® and characters from Dr. Seuss. We believe our collection of characters, brands and themes and our well-established legacy with feature-film production and Hollywood provide us with a highly effective means of attracting consumers to our theme parks.

Capital investment. Since 1990, we have invested approximately $3.3 billion in our theme parks and resort infrastructure of which $2.2 billion was invested in connection with the opening of Islands of Adventure, CityWalk and related resort infrastructure. In addition, UCF Hotel Venture has invested over $580.0 million in its three on-site hotels. We believe that this capital investment has created a world-class theme park vacation destination with some of the most exciting and technologically advanced rides and attractions for our guests.

Experienced management team. We have assembled an experienced senior management team. Robert Gault, our President and Chief Executive Officer, has 39 years of theme park experience, including 10 years with Vivendi Universal Entertainment and its affiliates. Thomas Williams, Chairman and Chief Executive Officer of Universal Parks & Resorts, a division of Vivendi Universal Entertainment, has a substantial role in the oversight and strategic direction of Universal Orlando and was formerly our President and Chief Operating Officer. Mr. Williams is based in Orlando and has 33 years experience in the hospitality and leisure industries. Our senior management team has an average of 20 years experience and leadership in the theme park industry and we believe that our current management team's experience will help us to continue to grow our business.

The Financing Transactions

On March 28, 2003, we consummated the following financing transactions (which we refer to collectively throughout this prospectus as the "Financing Transactions"):

•	the issuance of the original notes in an aggregate principal amount of $500.0 million (net of a $5.8 million discount);
•	the amendment of our senior credit agreement and the simultaneous repayment of $372.8 million of indebtedness outstanding thereunder;
•	the establishment of an additional revolving credit facility providing us with aggregate borrowing availability of up to $50.0 million; and
•	the cancelation of and repayment in full of all outstanding indebtedness (equalling an aggregate of $50.0 million) under our revolving credit facilities with Fleet and Wachovia.

We funded the repayment of indebtedness under our senior credit agreement and the repayment of the Fleet and Wachovia revolving credit facilities described above with the proceeds we received from the issuance of the original notes.

Ownership Structure

The following chart sets forth our ownership structure:

(1)	Represents an indirect ownership interest held through intermediate holding companies.
(2)	Vivendi Universal, S.A. indirectly owns approximately 92% of Universal Studios, Inc. which indirectly owns approximately 81% of Vivendi Universal Entertainment. Universal Parks & Resorts is a division of Vivendi Universal Entertainment.
(3)	Blackstone refers collectively to Blackstone UTP Capital Partners L.P., Blackstone UTP Capital Partners A L.P., Blackstone UTP Offshore Capital Partners L.P. and Blackstone Family Media Partnership III L.P., as partners in Universal City Florida Holding Co. I and Universal City Florida Holding Co. II.
(4)	Universal City Florida Holding Co. II has no material assets other than its ownership interest in us and Universal Parks & Resorts Vacations and is not a guarantor of the notes.

In January 1987, Universal City Florida Partners, or "UCFP," a Florida general partnership, was formed to develop, operate and own Universal Studios Florida. In June 1992, Universal City Development Partners, a Florida general partnership, was formed for the purpose of developing and operating Islands of Adventure and CityWalk, which were completed and opened to the public in June 1999. In January 2000, Universal City Development Partners converted into a Delaware limited partnership and changed its name to Universal City Development Partners, LP, or "UCDP-DEL," and UCFP was merged with and into UCDP-DEL. In June 2002, UCDP-DEL was merged with and into a newly formed Florida limited partnership. UCDP is the surviving entity of that merger. For a detailed description of our partnership agreement, please see "Description of Our Partnership Agreement."

UCDP Finance is a newly formed Florida corporation incorporated for the sole purpose of serving as co-issuer of the original notes and the exchange notes.

Universal City Florida Holding Co. II

Universal City Florida Holding Co. II is our general partner. Our general partner has no material assets other than its ownership interests in us and Universal Parks & Resorts Vacations and does not conduct any business other than the business associated with such ownership interests. Universal City Florida Holding Co. II is not a guarantor of the original notes or the exchange notes. Therefore, we have not included financial statements of Universal City Florida Holding Co. II in this prospectus.

The Blackstone Group L.P.

The Blackstone Group L.P. is a leading investment and advisory firm based in New York and founded in 1985 by Peter G. Peterson and Stephen A. Schwarzman. The Blackstone Group L.P.'s main businesses include private equity investments, merger and acquisition advisory services, restructuring advisory services, real estate investing and asset management. The Blackstone Group L.P. manages the largest private equity fund ever raised, a $6.5 billion fund raised in 2002. Since it began private equity investing in 1987, The Blackstone Group L.P. has raised more than $14.0 billion in five funds and has invested in over 60 companies.

Vivendi Universal Entertainment LLLP

Vivendi Universal Entertainment LLLP is a diversified international entertainment company engaged in production and distribution of theatrical, television and home video products; operation of theme parks around the world; merchandising of a wide variety of entertainment-related consumer products; and retailing. Vivendi Universal Entertainment LLLP is the U.S.-based film, television and recreation entity of Vivendi Universal, S.A., a global media and communications company. Vivendi Universal, S.A., indirectly owns approximately 92% of Universal Studios, Inc. which indirectly owns approximately 81% of Vivendi Universal Entertainment LLLP.

Recent Developments

On October 8, 2003, Vivendi Universal S.A. ("Vivendi"), Universal Studios Holding III Corp., General Electric Company ("GE"), National Broadcasting Holding, Inc. and National Broadcasting Company, Inc. ("NBC") signed a definitive agreement pursuant to which Vivendi has agreed to contribute ownership interests in Universal Studios, Inc. and in certain non-U.S. affiliates of Universal Studios, Inc. (excluding, in each case, assets and businesses related to the music and videogames businesses and certain other assets) to a subsidiary of NBC. The transaction is subject to regulatory approval in a number of jurisdictions (including the United States and the European Union) and is not expected to close prior to the first quarter of 2004.

As currently contemplated, this transaction will not trigger our obligation to offer to repurchase the notes described under "Description of Exchange Notes — Change of Control" nor would it trigger our prepayment obligations under our senior credit agreement. NBC has not provided us with, nor are the Registrants aware of any public statements by NBC regarding, any definitive plan for the sale of the interests in the various Universal Studios theme parks (including the interests in our partnership), although it may solicit such opportunities in the future and/or explore opportunities as they arise. A divestiture by NBC or its subsidiaries of its interests in the various Universal Studios theme parks would not trigger our obligation to offer to repurchase the notes described under "Description of Exchange Notes — Change of Control" so long as Blackstone were to maintain at least its current level of ownership in us. However, such a divestiture may trigger certain of our prepayment obligations under our senior credit agreement.

Universal City Development Partners, Ltd. is a Florida limited partnership. UCDP Finance, Inc. is a wholly owned subsidiary of Universal City Development Partners, Ltd. which was incorporated in

Florida for the sole purpose of serving as a co-issuer of the original notes and the exchange notes. UCDP Finance, Inc. does not have any operations, assets or liabilities of any kind (other than liabilities relating to the notes) and will not have any revenues. Prospective investors in the notes should not expect UCDP Finance, Inc. to have the ability to service the interest and principal obligations on the notes. Our principal executive offices are located at 1000 Universal Studios Plaza, Orlando, FL 32819-7610 and our telephone number at that address is (407) 363-8000.

Certain Definitions

In this prospectus, unless the context otherwise requires: "Universal Orlando", "UCDP", "we", "our" or "us" refers to Universal City Development Partners, Ltd., a co-issuer of the notes; "Universal Orlando Resort" refers to the resort in Orlando, Florida, which includes our two theme parks, Universal Studios Florida and Islands of Adventure, CityWalk and the three themed hotels owned by UCF Hotel Venture (in which Vivendi Universal Entertainment has an indirect minority interest): The Portofino Bay Hotel, a Loews Hotel (or "The Portofino Bay Hotel"), The Hard Rock Hotel® (or "The Hard Rock Hotel") and The Royal Pacific Resort, a Loews Hotel (or "The Royal Pacific Resort"); "UCDP Finance" refers to UCDP Finance, Inc., our wholly owned subsidiary and a co-issuer of the notes; "Holding I" refers to Universal City Florida Holding Co. I, our limited partner; "Holding II" refers to Universal City Florida Holding Co. II, our general partner; "Universal CPM" refers to Universal City Property Management II LLC, one of the partners in our general partner and our limited partner; "Universal Parks & Resorts" refers to a division of Vivendi Universal Entertainment; "Universal Studios, Inc." is the indirect parent of Vivendi Universal Entertainment; "Universal Parks & Resorts Vacations" refers to our subsidiary Universal City Travel Partners d/b/a Universal Parks & Resorts Vacations; "Vivendi Universal Entertainment" refers to Vivendi Universal Entertainment LLLP, the parent company of Universal CPM and our manager; "Blackstone" refers collectively to Blackstone UTP Capital Partners L.P., Blackstone UTP Capital Partners A L.P., Blackstone UTP Offshore Capital Partners L.P. and Blackstone Family Media Partnership III L.P., the remaining partners in our general and limited partners; and "initial purchasers" refers to J.P. Morgan Securities Inc., Banc of America Securities LLC, Credit Suisse First Boston LLC, Scotia Capital (USA) Inc. and Wachovia Securities, Inc. in their capacity as initial purchasers of the original notes.

The notes are obligations solely of UCDP and UCDP Finance. The notes are not issued or guaranteed by, and are not otherwise an obligation of, any of Universal Studios, Inc., Vivendi Universal Entertainment, Universal CPM, UCF Hotel Venture, Blackstone or their affiliates.

Trademarks and Copyrights

Universal Studios Florida, Universal Studios, Universal Orlando, TWISTER . . . Ride It Out, Earthquake — The Big One, E.T. Adventure, JAWS, CityWalk and CityJazz are registered trademarks of Universal Studios. Islands of Adventure, Bob Marley-A Tribute to Freedom, the groove, A Vacation from the Ordinary, The Flying Unicorn and Revenge of the Mummy are service marks of Universal Studios. The Amazing Adventures of Spider-Man, Spider-Man, The Incredible Hulk Coaster, Hulk, Marvel Super Hero Island and Marvel Super Hero character names and likenesses are trademarks and copyrights 2003 of Marvel and copyrights 2003 Universal Studios. Barney and A Day in the Park with Barney are copyrights 2003 of Lyons Partnership, L.P. The names and characters Barney, Baby Bop and BJ are trademarks of Lyons Partnership, L.P. Barney and BJ are Reg. U.S. Pat. & Tm. Off. Back to the Future and Back To The Future The Ride are registered trademarks and copyrights 2003 of Universal Studios/U-Drive J.V. Jurassic Park is a registered trademark of Universal Studios/Amblin. Dudley Do-Right's Ripsaw Falls is a trademark and copyright of Ward Prods. Popeye & Bluto's Bilge Rat Barges and all Popeye characters are trademarks and copyrights 2003 of KFS, Inc. and trademarks of Hearst Holdings, Inc. Dr. Seuss properties are trademarks and copyrights of Dr. Seuss Enterprises, L.P. Terminator 2: 3D Battle Across Time is a registered trademark of Studio Canal Image S.A. Men In Black and Alien Attack are trademarks and copyrights 2003 of Columbia Pictures Industries, Inc. Beetlejuice and Beetlejuice's Graveyard Revue

are trademarks and copyrights 2003 of The Geffen Film Company and Universal Studios. Animal Planet and Animal Planet Live! are registered trademarks of Discovery Communications, Inc. and copyrights 2003 of Discovery Communications, Inc. Nickelodeon and Nickelodeon Studios are copyrights 2003 of Viacom International Inc. Jimmy Neutron's Nicktoon Blast is a trademark of Viacom International Inc. and copyright 2003 of Universal Studios. Woody Woodpecker's KidZone and Woody Woodpecker's Nuthouse Coaster are registered trademarks of Walter Lantz. Hard Rock Hotel, Hard Rock Cafe, Hard Rock Live are registered trademarks of Hard Rock Cafe International (USA), Inc. Pat O'Brien's is a registered trademark of Pat O'Brien's Bar, Inc. and a copyright 2003 of Pat O'Brien's Bar, Inc. Emeril's is the registered trademark of Emeril Lagasse. Jimmy Buffett's Margaritaville is the registered trademark of Jimmy Buffett. Latin Quarter is the registered trademark of Latin Quarter Entertainment, Inc. MOTOWN is the registered trademark of Motown Record Company, L.P. NASCAR Cafe is the registered trademark of National Association for Stock Car Auto Racing, Inc. Cinnabon is the registered trademark of Cinnabon, Inc. Shrek is the registered trademark of and Shrek 4-D is the trademark and copyright of DreamWorks LLC. Starbucks is a registered trademark of Starbucks US Brands Corporation. Dapy and Glow! are the registered trademarks of Spencer Gifts, Inc. Fossil is the registered trademark of Fossil, Inc. Fresh Produce is the registered trademark of Fresh Produce, Inc. Quiet Flight is the registered trademark of Quiet Flight Surf Shop, Inc. Oakley is the registered trademark of Oakley, Inc. No Fear is the registered trademark of No Fear, Inc. Walt Disney World, The Magic Kingdom, EPCOT, Disney-MGM Studios and Disney's Animal Kingdom are registered trademarks and service marks of Disney Enterprises, Inc. Wet n Wild is the registered trademark of Wet n Wild, Inc. SeaWorld and Discovery Cove are registered trademarks of SeaWorld Inc. Busch Gardens is a registered trademark of Anheuser-Busch Inc. The Endangered Species Store is the registered trademark of Kupono Investment, Inc. NBA City is the registered trademark of NBA Properties, Inc.

    The Exchange Offer

You should consider carefully all the information set forth in this prospectus and, in particular, should evaluate the specific factors under the section "Risk Factors" prior to making any decision concerning the exchange offer. The following summary contains basic information about the exchange offer and is not intended to be complete. For a more complete understanding of the exchange offer, please refer to the section in this prospectus entitled "The Exchange Offer."

Background	On March 28, 2003, we completed a private placement of the original notes. In connection with that private placement, we entered into a registration rights agreement in which we agreed, among other things, to complete an exchange offer.

The Exchange Offer	We are offering to exchange our exchange notes which have been registered under the Securities Act of 1933 for a like principal amount of our outstanding, unregistered original notes. Original notes may be tendered in integral multiples of $1,000 principal amount.

As of the date of this prospectus, $500.0 million in aggregate principal amount of our original notes is outstanding.

Resale of Exchange Notes	We believe the exchange notes issued pursuant to the exchange offer in exchange for the original notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	you are acquiring the exchange notes in the ordinary course of your business;
•	you have not engaged in, do not intend to engage in and have no arrangement or understanding with any person to participate in the distribution of the exchange notes; and
•	you are not our affiliate as defined in Rule 405 of the Securities Act.

Each participating broker-dealer that receives exchange notes for its own account pursuant to the exchange offer in exchange for original notes that were acquired as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See "Plan of Distribution."

Consequences of Failure to Exchange	Original notes that are not tendered in the exchange offer or are not accepted for exchange will continue to bear legends restricting their transfer. You will not be able to offer or sell the original notes unless:

•	pursuant to an exemption from the requirements of the Securities Act; or

•	the original notes are registered under the Securities Act.

After the exchange offer is closed, we will no longer have an obligation to register the original notes, except for some limited circumstances. See "Risk Factors — If you fail to exchange your original notes, they will continue to be restricted securities and may become less liquid."

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on , 2004, unless we decide to extend the exchange offer, in which case the term "Expiration Date" shall mean the latest date and time to which the exchange offer is extended.

Conditions to the Exchange Offer	We will not be required to consummate the exchange offer and will be entitled to terminate the exchange offer if prior to the expiration date:

•	any law, statute, rule or regulation is proposed, adopted or enacted which, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer; or
•	any governmental approval has not been obtained, which approval we, in our reasonable judgment, consider necessary for the completion of the exchange offer as contemplated this prospectus.

Special Procedures for Beneficial Holders	If you beneficially own original notes which are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and you wish to tender in the exchange offer, you should contact such registered holder promptly and instruct such person to tender on your behalf. If you wish to tender in the exchange offer on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your original notes, either arrange to have the original notes registered in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take a considerable amount of time.

Withdrawal Rights	You may withdraw your tender of original notes at any time before the exchange offer expires.

Federal Income Tax Consequences	The exchange of your original notes for exchange notes should not be a taxable event for U.S. Federal income tax purposes.

Use of Proceeds	We will not receive any proceeds from the exchange or the issuance of exchange notes in connection with the exchange offer.

Exchange Agent	The Bank of New York is serving as the exchange agent in connection with the exchange offer.

Terms of the Exchange Notes

The form and terms of the exchange notes to be issued in the exchange offer are the same as the form and terms of the original notes except that the exchange notes will be registered under the Securities Act and, therefore, will not bear legends restricting their transfer and will not be entitled to any other exchange or registration rights.

Issuers	Universal City Development Partners, Ltd., a Florida limited partnership, and UCDP Finance, Inc., a Florida corporation.

Securities Offered	$500.0 million aggregate principal amount of 11¾% Senior Notes due 2010.

Maturity	April 1, 2010.

Interest Payment Dates	April 1 and October 1 of each year, commencing on October 1, 2003.

Additional Interest	Pursuant to the terms of the registration rights agreement, the exchange notes will bear additional interest at the rate of 0.25% per annum with respect to the period beginning on December 24, 2003 and ending on the Expiration Date. If the Expiration Date is not extended, this means that the exchange notes will bear additional interest of $ for each $1,000 principal amount payable in addition to the regular interest payment on April 1, 2004.

Optional Redemption	We may redeem some or all of the exchange notes at any time on or after April 1, 2007. We may also redeem up to 35% of the aggregate principal amount of the exchange notes using the proceeds from certain public equity offerings completed before April 1, 2006. The redemption prices and other aspects of the optional redemption provisions are described under "Description of Exchange Notes — Optional Redemption."

Change of Control	If we experience specific kinds of changes of control or we sell assets under certain circumstances, we will be required to make an offer to purchase the exchange notes at the prices listed in "Description of Exchange Notes — Change of Control." We may not have sufficient funds available at the time of any change of control to effect the purchase.

Ranking	The exchange notes will be senior unsecured obligations and will rank equally with all of our existing and future unsecured senior debt and senior to all of our existing and future senior subordinated and subordinated debt. The exchange notes will be effectively subordinated to all of our existing and future secured obligations, including our secured debt under our senior credit agreement, to the extent of the value of the assets securing such obligations. The indebtedness under the exchange notes will not be guaranteed by any of our partners, affiliates or by any other third party.

Material Covenants	The indenture restricts our ability and the ability of our restricted subsidiaries to:

•	make certain distributions, investments and other restricted payments;
•	incur additional debt or issue preferred stock;
•	create certain liens;
•	pay dividends and repurchase capital stock;
•	merge, consolidate or sell substantially all of our assets;
•	enter into transactions with affiliates; and
•	enter into agreements that restrict dividends from subsidiaries

The indenture also requires each of our future wholly-owned domestic restricted subsidiaries that guarantees certain other indebtedness to guarantee the exchange notes.

These covenants are subject to important qualifications, which are described under the heading "Description of Exchange Notes — Material Covenants."

No Public Market	There is no public trading market for the exchange notes and we do not intend to apply for listing of the exchange notes on any national securities exchange or for quotation of the exchange notes on any automated dealer quotation system.

Use of Proceeds	We will not receive any cash proceeds upon the completion of the exchange offer.

Risk Factors

Investing in the exchange notes involves substantial risk. You should carefully consider all the information in this prospectus prior to determining whether to participate in the exchange offer. In particular, we urge you to consider carefully the factors set forth under the heading "Risk Factors" beginning immediately after this "Summary." In addition to those risks described in the "Risk Factors" section, our ability to execute our strategies described in this "Summary" and elsewhere in this prospectus is subject to certain risks that are generally associated with being an operator of theme parks.

Summary Historical Financial Data

The following table sets forth certain of our historical financial and other operational data. The summary historical financial data for the nine months ended September 27, 2003 and September 28, 2002 have been derived from our unaudited consolidated financial statements, which have been prepared on a basis consistent with our annual consolidated financial statements. The summary historical financial data as of and for the years ended December 28, 2002, December 29, 2001 and December 30, 2000, have been derived from our audited consolidated financial statements and the related notes included elsewhere in this prospectus. The summary historical financial data as of and for the six month period ended January 1, 2000 and as of and for the fiscal years ended July 3, 1999 and June 27, 1998 have been derived from consolidated financial statements of Universal City Florida Partners, a predecessor partnership to us, which owned and operated Universal Studios Florida. These consolidated financial statements include all adjustments which we consider necessary for a fair presentation of the financial position and results of operations for these periods. You should read the summary consolidated financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Fiscal year ended		Six months ended	Fiscal year ended			Nine months ended
(Dollars in thousands)	Jun. 27, 1998(1) (Predecessor)	Jul. 3, 1999(1) (Predecessor)	Jan. 1, 2000(1) (Predecessor)	Dec. 30, 2000(2)	Dec. 29, 2001	Dec. 28, 2002	September 28, 2002 (Unaudited)	September 27, 2003 (Unaudited)
Statement of operations data:
Operating revenues:
Theme park passes	$222,059	$239,461	$106,070	$410,361	$377,292	$366,076	$286,682	$293,446
Theme park food and beverage	64,047	66,457	27,185	104,167	93,106	94,871	76,291	76,388
Theme park merchandise	54,669	52,991	21,142	82,282	78,052	82,910	66,449	63,777
Other(3)	33,485	35,709	30,018	132,466	126,818	133,762	103,232	115,136
Total operating revenues	374,260	394,618	184,415	729,276	675,268	677,619	532,654	548,747
Costs and operating expenses:
Theme park operations	80,911	81,533	41,497	149,000	145,411	152,002	115,575	113,307
Theme park selling, general and administrative	58,660	60,384	44,816	152,738	136,316	132,655	104,140	100,483
Theme park cost of products sold	63,576	63,777	26,894	100,589	90,795	94,375	74,563	71,072
Special fee payable to Vivendi Universal Entertainment and consultant fee	27,711	29,147	13,780	49,329	43,977	44,075	34,651	35,805
Depreciation and amortization	54,799	59,045	32,755	156,764	146,588	136,631	104,649	99,712
Other	10,148	11,920	5,778	76,956	84,701	76,973	63,417	74,448
Total costs and operating expenses	295,805	305,806	165,520	685,376	647,788	636,711	496,995	494,827
Operating income (loss)	78,455	88,812	18,895	43,900	27,480	40,908	35,659	53,920
Other (expense) income:
Interest expense	(17,121)	(18,611)	(14,903)	(136,305)	(116,628)	(93,596)	(71,791)	(86,035)
Interest income	286	306	61	1,220	1,079	1,446	1,410	552
Change in fair value of interest-rate swaps	—	—	—	—	—	(2,075)	—	(2,711)
Other	10,700	15,997	—	(118)	—	—	—	—
(Loss) income from joint venture	(946)	(274)	(277)	817	767	1,565	1,472	1,654
Total other expense	(7,081)	(2,582)	(15,119)	(134,386)	(114,782)	(92,660)	(68,909)	(86,540)
Net income (loss)	$71,374	$86,230	$3,776	$(90,486)	$(87,302)	$(51,752)	$(33,250)	$(32,620)

	Fiscal year ended		Six months ended	Fiscal year ended			Nine months ended
(Dollars in thousands)	Jun. 27, 1998(1) (Predecessor)	Jul. 3, 1999(1) (Predecessor)	Jan. 1, 2000(1) (Predecessor)	Dec. 30, 2000(2)	Dec. 29, 2001	Dec. 28, 2002	September 27, 2003 (Unaudited)
Balance sheet data (at period end):
Cash and cash equivalents	$1,419	$7,049	$1,721	$18,323	$71,192	$12,265	$150,029
Total assets	628,913	690,636	615,675	2,439,899	2,367,957	2,198,457	2,257,527
Deferred special fee payable to Vivendi Universal Entertainment	—	—	—	35,907	68,554	101,904	129,231
Total debt	263,000	283,000	296,188	1,347,710	1,343,854	1,169,243	1,175,231
Partners' equity	261,518	252,148	238,324	868,426	758,705	759,294	732,924

	Fiscal year ended		Six months ended	Fiscal year ended			Nine months ended
(Dollars in thousands, except other operational data)	Jun. 27, 1998(1) (Predecessor)	Jul. 3, 1999(1) (Predecessor)	Jan. 1, 2000(1) (Predecessor)	Dec. 30, 2000(2)	Dec. 29, 2001	Dec. 28, 2002	September 28, 2002 (Unaudited)	September 27, 2003 (Unaudited)
Other data:
EBITDA(4)	$143,008	$163,580	$51,373	$201,363	$174,835	$179,104	$141,780	$155,286
Net cash provided by operating activities	116,879	144,176	32,595	68,910	95,293	93,972	103,144	162,712
Net cash (used in) provided by investing activities	(52,023)	(62,946)	(33,510)	(69,766)	(37,272)	(22,472)	(11,970)	1,095
Net cash (used in) provided by financing activities	(65,500)	(75,600)	(4,413)	19,086	(5,152)	(130,427)	(135,611)	(26,043)
Capital expenditures	52,070	63,115	33,510	75,639	39,542	26,124	13,133	39,169
Ratio of earnings to fixed charges(5)	4.9x	5.4x	1.3x	(5)	(5)	(5)	(5)	(5)
Other operational data:
Turnstile admission in thousands(6)	7,761	8,200	3,277	12,368	11,183	11,323	8,902	8,991
Paid admission in thousands(7)	6,614	6,829	3,051	11,538	10,299	10,367	8,140	8,282
Number of days attendance per visitor	1.01	1.07	1.17	1.35	1.40	1.45	1.47	1.60
Visitors in thousands(8)	6,518	6,360	2,599	8,543	7,356	7,138	5,551	5,161
Theme park revenue per visitor	$52.28	$56.43	$59.40	$69.86	$74.56	$76.19	$77.36	$84.02
Theme park pass revenue per paid admission	33.57	35.07	34.77	35.57	36.63	35.31	35.22	35.43
Theme park food, beverage and merchandise revenue per turnstile admission	15.30	14.57	14.75	15.08	15.31	15.70	16.03	15.59
Theme park revenue per admission(9)	48.87	49.64	49.52	50.65	51.94	51.01	51.25	51.02

(1)	Represents the results of Universal City Florida Partners, which was our predecessor.
(2)	During January 2000, Universal City Florida Partners, which owned and operated Universal Studios Florida, was merged into Universal City Development Partners LP, which owned and operated Islands of Adventure and CityWalk. Both of these entities were under common control. Prior to the merger, Universal City Travel Partners, d/b/a Universal Parks & Resorts Vacations, was accounted for under the equity method of accounting. Upon the merger, Universal City Travel Partners became owned 99% by Universal City Development Partners LP. Accordingly, starting in 2000, Universal City Travel Partners was accounted for as a consolidated subsidiary.
(3)	Consists primarily of parking. Subsequent to January 1, 2000, other revenue also includes revenues primarily from CityWalk and Universal Parks & Resorts Vacations.

(4)	EBITDA represents earnings before interest, taxes and depreciation and amortization. We have included EBITDA because it is used by some investors as a measure of our ability to service debt. EBITDA is not prepared in accordance with accounting principles generally accepted in the United States and should not be considered as alternatives for net income, net cash provided by operating activities and other consolidated income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of profitability or liquidity. EBITDA, because it is before debt service, capital expenditures and operating and working capital needs, does not represent cash that is available for other purposes at our discretion. Our presentation of EBITDA may not be comparable to similarly titled measures reported by other companies. The following is a reconciliation of EBITDA to net cash provided by operating activities.

	Fiscal year ended		Six months ended	Fiscal year ended			Nine months ended
(Dollars in thousands)	Jun. 27, 1998(1) (Predecessor)	Jul. 3, 1999(1) (Predecessor)	Jan. 1, 2000(1) (Predecessor)	Dec. 30, 2000(2)	Dec. 29, 2001	Dec. 28, 2002	September 28, 2002 (Unaudited)	September 27, 2003 (Unaudited)
Net cash provided by operating activities	$116,879	$144,176	$32,595	$68,910	$95,293	$93,972	$103,144	$162,712
Adjustments: Interest expense	17,121	18,611	14,903	136,305	116,628	93,596	71,791	86,035
Interest income	(286)	(306)	(61)	(1,220)	(1,079)	(1,446)	(1,410)	(552)
Amortization of deferred finance costs	(279)	(309)	(137)	(3,330)	(4,031)	(4,645)	(3,424)	(4,934)
Deferred special fee payable to Vivendi Universal Entertainment	—	—	—	(22,221)	(29,173)	(29,361)	(23,108)	(23,751)
Interest payable on deferred special fee payable to Vivendi Universal Entertainment	—	—	—	(1,874)	(3,474)	(3,989)	(2,887)	(3,576)
Gain on non-monetary asset acquisition	—	—	—	—	—	3,915	—	—
Gain related to settlement of capital claim	—	—	—	—	—	1,085	—	—
Loss on sale of property and equipment	—	—	—	—	—	—	—	(1,285)
(Loss) income from joint ventures	(946)	(274)	(277)	817	767	1,565	1,472	1,654
Accretion of discount on original notes	—	—	—	—	—	—	—	(416)
Change in working capital accounts	10,519	1,682	4,350	23,976	(96)	24,412	(3,798)	(60,601)
EBITDA	$143,008	$163,580	$51,373	$201,363	$174,835	$179,104	$141,780	$155,286

(5)	The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For the purposes of calculating the ratio of earnings to fixed charges, earnings represents net income (loss) before joint ventures, plus fixed charges and amortization of capitalized interest, minus joint venture distributions and capitalized interest. Fixed charges include interest expense (including capitalized interest and amortization of deferred financing costs) and the portion of operating rental expense management believes represents the interest component of rent expense. In 2000, 2001 and 2002, and in the nine months ended September 28, 2002 and September 27, 2003, our earnings were insufficient to cover fixed charges by approximately $85.6 million, $80.0 million, $44.8 million, $28.1 million and $29.1 million, respectively.
(6)	Turnstile admission represents total admissions to our theme parks, which includes paid admissions and complimentary passes.
(7)	Paid admission represents the total paid admissions to our theme parks.
(8)	Visitors represent unique individual paid guests at our theme parks.
(9)	Theme park revenue per admission is a metric management monitors to help track financial performance. It represents the sum of the theme park revenue per paid admission plus theme park food and beverage and merchandise revenue per turnstile admission.

Risk Factors

You should carefully consider the risks described below, together with the other information contained in this prospectus, before you make a decision to participate in the exchange offer. If any of the events described in the risk factors below actually occurs, our business, financial condition, operating results and prospects could be materially adversely affected, which in turn could adversely affect our ability to repay the exchange notes. In such case, you may lose all or part of your original investment.

Risks Related to Our Business

Attendance at our theme parks is influenced by general economic and other conditions.

Attendance at our theme parks is heavily dependent upon consumer spending on travel and other leisure activities. Because consumer spending on travel and other leisure activities is discretionary, this is usually the first type of spending to be curtailed by consumers during economic downturns. As a result, we have historically experienced weaker attendance during economic downturns and during other events affecting travel and leisure activities. Any substantial deterioration in general economic conditions, increases in the cost of travel, outbreaks of war or terrorist or political events that diminish consumer spending and confidence could reduce attendance at our theme parks.

Our business is largely dependent on air travel.

We estimate that approximately half of the visitors to our theme parks travel to Orlando by air. An increase in the price of jet fuel may serve to increase the price of air travel and reduce demand. In addition, the economic difficulties facing the airline industry may result in a reduction in scheduled flights to Orlando and an increase in the price of air travel which in turn may have a negative effect on the number of visitors to Orlando. In addition, another terrorist attack in the United States or the mere threat of a terrorist attack is likely to result in a decline in air travel. A significant decline in visitors traveling to Orlando by air would negatively affect attendance at our theme parks, possibly dramatically.

We are subject to the risks inherent in deriving substantially all of our revenue from one location.

Substantially all of our revenue is derived from the operation of our two theme parks and CityWalk in Orlando, Florida. This subjects us to a number of risks. Our business is and will continue to be influenced by local economic, financial and other conditions affecting the Orlando area. This may include prolonged or severe inclement weather in the Orlando area, a catastrophic event such as a hurricane or tornado, or the occurrence or threat of a terrorist attack in the Orlando area, any of which could significantly reduce attendance at our theme parks. In addition, the partial or total destruction of our theme parks requiring either of them to be closed for an extended period of time would have a material adverse effect on our attendance.

The United States engaged in an armed conflict with Iraq in the Spring of 2003, and any military activity involving conflict could extend the economic downturn in the United States and elsewhere and increase the chance of another terrorist attack in the United States, each of which would likely have a negative impact on attendance at our theme parks.

The United States and certain of its allies completed an armed invasion of Iraq in the Spring of 2003, and armed forces from the United States have remained in Iraq since that time. This military action could exacerbate the risks identified above and have a number of other consequences, many of which would likely have a negative impact on attendance at our theme parks and, as a result, our prospects. The conflict with Iraq could extend the economic downturn in the United States and serve to further increase the price of crude oil, which in turn would increase the price of gasoline and jet fuel. A substantial increase in the price of gasoline and jet fuel may cause significant numbers of domestic consumers to forego taking a vacation, which could negatively affect our attendance, as approximately 25% of our visitors drive more than 200 miles to our theme parks and approximately half of our visitors travel by air. The current military conflict with Iraq, or any other military conflict involving the United States, could extend the downturn in the domestic or international economies and may increase the likelihood of another major terrorist attack in the United States. The threat or occurrence of a terrorist attack could serve to discourage many consumers from traveling or otherwise participating in leisure activities.

Risks related to our dependence on Universal Studios, Inc., Vivendi Universal Entertainment and their affiliates.

We license the right to use a substantial number of intellectual properties as street entertainment characters and as themed elements in rides and attractions from Universal Studios, Inc. and its affiliates. See "Business — Intellectual Property." If Blackstone or any other third party unaffiliated with Universal Studios, Inc. were to acquire all of the partnership interests in us, we may not be able to take advantage of this license arrangement in the future to the same degree as we currently do and may lose this license completely if we fail to maintain certain quality standards. Universal Studios, Inc. and its affiliates are required to continue to license those intellectual properties currently licensed to us after Universal Studios, Inc. or its affiliates no longer have an ownership interest in us for so long as we operate our theme parks at a substantially similar standard. However, in a situation where Blackstone or a third party unaffiliated with Universal Studios, Inc. acquires all of the partnership interests in us, Universal Studios, Inc. and its affiliates are not required to grant us a license to any new intellectual property rights that they may acquire in the future that may be or become useful or necessary for the operation of our theme parks. Universal Studios, Inc. could also claim that our theme parks were not being operated to a sufficiently high standard after Blackstone or a third party unaffiliated with Universal Studios, Inc. acquired all of the partnership interests in us and revoke the license completely. If this were to occur, we may be unable to operate our theme parks for an extended period of time and may not be able to continue operating our theme parks at all.

We also rely on Vivendi Universal Entertainment and its affiliates for management oversight, advisory and other services. In its capacity as our manager, Vivendi Universal Entertainment provides creative services in relation to development of our rides and attractions and arranges our insurance coverage. We have numerous other arrangements with affiliates of Vivendi Universal Entertainment which provide us with significant benefits that may be reduced or lost completely if Blackstone or a third party unaffiliated with Universal CPM gains control of us. For a better understanding of these arrangements, see "Certain Relationships and Related Party Transactions." Although Vivendi Universal Entertainment is required by the terms of the partnership agreement to provide us with the same level of services for a transitional twelve-month period if Blackstone were to acquire all of our partnership interests pursuant to the buy-sell agreement discussed under "—Risks related to the buy-sell agreement between our partners", there can be no guarantee that Universal CPM and Blackstone would reach agreement regarding the provision of such services beyond this twelve-month period or that Blackstone would find a third party with the experience and expertise to provide comparable services to those provided by Vivendi Universal Entertainment and its affiliates. In addition, the services currently provided by Vivendi Universal Entertainment may be significantly more expensive if they were purchased from a third party.

Risks related to the buy-sell agreement between our partners.

Pursuant to a buy-sell provision in a partners' agreement between Blackstone and Universal CPM, at any time after February 1, 2005, either Blackstone or Universal CPM may make a binding offer, specifying the proposed sale price, to sell to the other its entire interest in each of our sole general partner and our sole limited partner. An offer to sell will also be deemed a binding offer to purchase the non-offering partner's entire interest at the stated price. The non-offering partner will then have 90 days after receipt of an offer to accept either the offer to purchase or the offer to sell. Under the partnership agreements of Holding I and Holding II, the buy-sell provision may be triggered at the option of Blackstone prior to February 1, 2005 in the event of certain transfers by Universal CPM or Universal Studios, Inc. of interests in us while continuing to own a substantial portion of other similar theme parks that were owned by them prior to such transfers. Nonetheless, under our partnership agreement, any exercise of the buy-sell provisions would require the consent of the banks which are party to our senior credit agreement. If either of our partners exercises its rights under the buy-sell provisions, it may result in 100% control and ownership of us being acquired by Blackstone, which could pose a number of risks to our business, including those risks described under "—Risks related to our dependence on Universal Studios, Inc., Vivendi Universal Entertainment and their affiliates". Our license to use the "Universal" name would expire 30 months after such a transfer of control to Blackstone, unless Universal CPM otherwise consents. These same risks would be present if a third party unaffiliated with Universal CPM were to acquire control of us.

If the transaction between Vivendi and NBC were to close, and the resulting entity were to divest its ownership in our business, we could be required to repay the debt under our credit agreement and could lose some of the benefits of our relationship with Universal Studios.

Vivendi Universal S.A. has agreed to contribute ownership interests in Universal Studios, Inc. to a subsidiary of NBC, subject to regulatory approvals. As currently contemplated, this transaction would not trigger our obligation to offer to repurchase the notes or to repay the debt outstanding under our credit agreement. Unless Blackstone also decreases its ownership interest in our partnership, a divestiture by NBC or its subsidiaries of its interests in our partnership would not trigger our obligation to repay the notes, but it could trigger our prepayment obligations under our credit agreement and could result in the risks described in the two preceding Risk Factors.

Risks related to our inability to obtain future refinancing of the indebtedness under our senior credit agreement and revolving credit facility.

The final amortization payment under our senior credit agreement is due in June 2007 and all indebtedness outstanding under our revolving credit facilities is required to be repaid in June 2007 and we may need to refinance such indebtedness prior to its scheduled maturity. We may be unable to refinance, if necessary, the indebtedness under the senior credit agreement and revolving credit facility on favorable terms or at all.

Our debt agreements contain restrictions that limit our flexibility in operating our business.

Our senior credit agreement and the indenture under which the exchange notes will be issued contain a number of significant covenants that, among other things, restrict our ability to:

•	incur additional indebtedness;
•	create liens on our assets;
•	engage in mergers or acquisitions; and
•	make investments.

These restrictive covenants may not allow us the flexibility we need to operate our business in an effective and efficient manner and may prevent us from taking advantage of strategic opportunities that would benefit our business.

In addition, we are required under our senior credit agreement to satisfy specified financial ratios and tests. Our ability to comply with those financial ratios and tests may be affected by events beyond our control, and we may not be able to meet those ratios and tests. A breach of any of those covenants could result in a default under our senior credit agreement and the lenders could elect to declare all amounts borrowed under our senior credit agreement, together with accrued interest, to be immediately due and payable and could proceed against the collateral securing that indebtedness. Substantially all of our assets are pledged as collateral pursuant to the terms of our senior credit agreement. As a result, borrowings under our senior credit agreement are effectively senior in right of payment to the exchange notes to the extent of the collateral securing such borrowings. If any of our indebtedness were to be accelerated, our assets may not be sufficient to repay in full that indebtedness and the exchange notes.

Loss of key distribution channels for pass sales may reduce our revenues.

Approximately 54% of our pass sales are generated by third party distribution channels, 62% of which are concentrated among 40 third-party customers. As an example, approximately 12% of our total pass sales are derived from time-share operators, which are dominated by a few major operators. Other significant distribution channels include AAA, with locations across North America, guest service desk locations operated by Universal Parks & Resorts Vacations at more than 40 stand-alone properties throughout Orlando and other key domestic and international travel operators. The loss of any key distribution channel could have a negative effect on our pass sales.

The theme park industry competes with numerous vacation and entertainment alternatives; the Orlando theme park market is extremely competitive.

Our theme parks compete with other theme, water and amusement parks in Orlando and around the country and with other types of recreational facilities and forms of entertainment, including cruise ships, other vacation travel, major sports attractions and other major entertainment activities. Our business is also subject to factors that affect the recreation, vacation and leisure industries generally, such as general economic conditions, consumer confidence and changes in consumer spending habits.

The Orlando theme park market is extremely competitive. There are currently five major theme parks in the Orlando area with which we compete: Walt Disney World's Magic Kingdom®, Epcot®, Disney-MGM Studios, Disney's Animal Kingdom® and Anheuser Busch's Sea World®. All of these theme parks are located within a 10-mile radius of our theme parks. Some of these theme parks, particularly those affiliated with The Walt Disney Company, enjoy better name recognition than ours do. This puts us at a disadvantage in our attempts to attract guests to our theme parks over those of our competitors.

The close proximity to us of so many of our direct competitors has various other adverse consequences on our business. For example, we offer significant commissions to travel agents and wholesalers in order to provide them with an incentive to encourage their customers to purchase passes to our theme parks rather than those of our competitors in the Orlando area. Also, it has the effect of increasing competition for market share among the major competitors.

There is the risk of accidents occurring at theme parks, which may create negative publicity which may reduce attendance.

Our theme parks feature "thrill rides." There are inherent risks involved with these sorts of rides and attractions. An accident or an injury at our theme parks or at another theme park may result in negative publicity which could reduce attendance.

We may not be able to adequately protect our right to use the intellectual property of the themed elements of our rides, which may require us to re-theme certain rides.

The use of themed elements in our rides and attractions is dependent upon our obtaining and maintaining intellectual property licenses granting us the rights to use those elements. Failure to protect our existing intellectual property rights may result in the loss of those rights or require us to make significant additional payments to third parties for infringing their intellectual property rights. The loss of the right to use a particular themed element means that we would be unable to operate the rides or attractions that utilized the relevant element. This may require us to re-theme those rides or attractions which may involve taking the relevant ride or attraction out of service and may require significant capital expenditure.

The loss of key personnel could hurt our operations.

Our success depends upon the continuing contributions of our executive officers and other key operating personnel. The complete or partial loss of their services could adversely affect our business. A number of executive officers are employees of, and have employment agreements with, Universal

Studios, Inc., an affiliate of our manager Vivendi Universal Entertainment, including Robert Gault, our President and Chief Executive Officer, and Thomas Williams, Chairman and Chief Executive Officer of Universal Parks & Resorts. These executives have extensive experience in the theme park industry and have been instrumental in formulating and executing our business strategy. We cannot be certain that we will be able to retain their services or to find adequate replacements for them in the event that we were to lose their services. If Vivendi Universal Entertainment were to cease acting as our manager, we could lose the services of those executive officers.

Our business is seasonal and bad weather can adversely impact attendance at our theme parks.

Our business is seasonal. Attendance at our theme parks follows a seasonal pattern which coincides closely with holiday and school schedules. Because many of the attractions at our theme parks are outdoors, attendance at our theme parks is adversely affected by bad weather. Prolonged bad or mixed weather conditions during our seasonal peak attendance periods may reduce attendance causing a more severe decline in revenues than if those conditions occurred during a low attendance period.

Potential deadlock between partners of our general partner.

Major decisions by our general partner regarding our business generally require the consent of the representatives of both Blackstone and Universal CPM who are members of the Park Advisory Board. See "Management" and "Description of Our Partnership Agreement." This creates a potential for deadlocks. Any deadlock could delay us from taking certain actions in the future which would be beneficial to our business and may prevent or delay us from executing certain aspects of our business strategy.

Risks Related to the Exchange Notes

If you fail to exchange your original notes, they will continue to be restricted securities and may become less liquid.

Original notes which you do not tender or we do not accept will, following the exchange offer, continue to be restricted securities, and you may not offer to sell them except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities law. We will issue exchange notes in exchange for the original notes pursuant to the exchange offer only following the satisfaction of the procedures and conditions set forth in "The Exchange Offer — Procedures for Tendering." These procedures and conditions include timely receipt by the exchange agent of the original notes and of a properly completed and duly executed letter of transmittal.

Because we anticipate that most holders of original notes will elect to exchange their original notes, we expect that the liquidity of the market for any original notes remaining after the completion of the exchange offer will be substantially limited. Any original notes tendered and exchanged in the exchange offer will reduce the aggregate principal amount at maturity of the original notes outstanding. Following the exchange offer, if you do not tender your original notes you generally will not have any further registration rights, and your original notes will continue to be subject to certain transfer restrictions. Accordingly, the liquidity of the market for the original notes could be adversely affected. The original notes are currently eligible for sale pursuant to Rule 144A and Regulation S through the Private Offering, Resale and Trading through Automated Linkages market of the National Association of Securities Dealers, Inc.

Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the exchange notes.

As of September 27, 2003, we had $1,175.2 million of outstanding indebtedness, including approximately $680.6 million of indebtedness under our senior credit agreement and $500.0 million of original notes (with a remaining discount of $5.4 million) and we had $103.4 million of borrowings available under our revolving credit facilities. We are highly leveraged and this level of indebtedness could have important consequences to you, including the following:

•	it may limit our ability to borrow money for working capital, capital expenditures, acquisitions, debt service requirements and general corporate or other purposes;
•	it may limit our flexibility in planning for, or reacting to, changes in our business and future business opportunities;
•	we will be more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;
•	it may make us more vulnerable than a less leveraged company to a downturn in our business or the economy;
•	the debt service requirements of our indebtedness could make it more difficult for us to make payments on the exchange notes;
•	a substantial portion of our cash flow from operations will be dedicated to the repayment of our indebtedness, including indebtedness we may incur in the future, and will not be available for other purposes; and
•	there would be a material adverse effect on our business and financial condition if we were unable to service our indebtedness or obtain additional financing, as needed.

Despite our substantial indebtedness, we may still incur significantly more debt. This could exacerbate the risks described above.

The terms of the indenture governing the exchange notes and our senior credit agreement will permit us to incur significant additional indebtedness in the future. As of September 27, 2003, we had $103.4 million available for additional borrowing under our revolving credit facilities. All of those borrowings will be effectively senior (to the extent of the value of the collateral securing the borrowings) to the exchange notes. See "Description of Other Debt." If we incur any additional indebtedness that ranks equally with the exchange notes, the holders of that debt will be entitled to share ratably with the holders of the exchange notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding up of us. This may have the effect of reducing the amount of proceeds paid to the holders of the exchange notes. If new debt is added to our current debt levels, the related risks that we now face could intensify.

To service our indebtedness, including the exchange notes, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make scheduled payments or to refinance our indebtedness, including the exchange notes, and to fund planned capital expenditures depends on our ability to generate cash from our operations in the future. This is subject, in part, to general economic, financial, competitive, legislative, regulatory, social, political and other factors that are beyond our control.

In the past, our partners have contributed equity capital to enable us to service our debt obligations on a timely basis. We cannot assure you that, if necessary, our partners will contribute any additional equity capital to us or that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our senior credit agreement or otherwise in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs. In addition, indebtedness under our senior credit agreement matures before the exchange notes and may need to be refinanced. We cannot assure you that we will be able to refinance our senior credit agreement on commercially reasonable terms or at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources." If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional equity contributions or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. We could face substantial liquidity problems and might be required to sell material assets or operations in an attempt to meet our debt service and other obligations.

The right of noteholders to receive payments on the exchange notes is effectively subordinated to the rights of our existing and future secured creditors.

Holders of our secured obligations, including indebtedness outstanding under our senior credit agreement, will have claims that are prior to your claims as holders of the exchange notes to the extent of the value of the assets securing those other obligations. Notably, our senior credit agreement is secured by liens on substantially all of our assets and the assets of our existing and future domestic subsidiaries. The exchange notes are effectively subordinated to all such secured indebtedness to the extent of the value of the collateral. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, holders of secured indebtedness will have a prior claim to the assets that constitute their collateral. Holders of the exchange notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the exchange notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the exchange notes. As a result, holders of exchange notes may receive less, ratably, than holders of our secured obligations.

As of September 27, 2003, the aggregate amount of our secured indebtedness was $680.6 million, and $103.4 million was available for additional secured borrowings under our revolving credit facilities. We will be permitted to borrow significant additional indebtedness, including secured indebtedness, in the future under the terms of the indenture and our credit facilities. See "Description of Other Debt" and "Description of Exchange Notes — Certain Covenants."

Claims of creditors of our non-guarantor subsidiaries will have priority with respect to the assets and earnings of such subsidiaries over you.

None of our subsidiaries will initially guarantee the exchange notes. Claims of creditors of our subsidiaries, including trade creditors, secured creditors and creditors holding indebtedness and guarantees issued by such subsidiaries, will generally have priority with respect to the assets and earnings of such subsidiaries over our claims or those of our creditors, including you, even if the obligations of those subsidiaries do not constitute senior indebtedness. At September 27, 2003, our only operating subsidiary had no indebtedness outstanding.

We may not have the ability to raise the funds necessary to finance any change of control offer required by the indenture.

Upon the incurrence of specific kinds of change of control events, we may need to refinance large amounts of our debt, including the exchange notes and borrowings under our senior credit agreement and revolving credit facilities. If a change of control occurs, we must offer to purchase all of the exchange notes then outstanding for a price equal to 101% of the principal amount of the exchange notes, plus any accrued and unpaid interest. We cannot assure you that there will be sufficient funds available for us to make any required repurchases of the exchange notes upon a change of control. In addition, our senior credit agreement will prohibit us from repurchasing the exchange notes until we first repay outstanding indebtedness under our senior credit agreement in full. If we fail to repurchase the exchange notes in that circumstance, we will go into default under the indenture governing the exchange notes and under our senior credit agreement. Any future debt that we incur may also contain restrictions on repayment upon change of control. If any change of control occurs, we cannot assure you that we will have sufficient funds to satisfy all of our debt obligations. See "Description of Other Debt" and "Description of Exchange Notes — Change of Control."

You cannot be sure that an active trading market will develop for the exchange notes.

The exchange notes are new issues of securities for which there is currently no trading market. We do not intend to apply for listing of the exchange notes on any securities exchange or to seek approval for quotation through an automated quotation system. Accordingly, there can be no assurance that an active market will develop upon completion of the exchange offer or, if developed, that such market will be sustained or as to the liquidity of any market. In addition, the liquidity of the trading market in the exchange notes, if developed, and the market price quoted for the exchange notes, may be adversely affected by changes in the overall market for high yield securities and by changes in our financial performance or prospects or in the financial performance or prospects of companies in our industry generally.

Forward-Looking Statements

This prospectus contains "forward-looking statements." Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, business trends and other information that is not historical information and, in particular, appear under the headings "Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Industry Overview" and "Business." When used in this prospectus, the words "estimates," "expects," "anticipates," "projects," "plans," "intends," "believes," "forecasts," or future or conditional verbs, such as "will," "should," "could" or "may" and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, management's examination of historical operating trends and data, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management's expectations, beliefs and projections will be achieved.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this prospectus are set forth in this prospectus, including under the heading "Risk Factors." There may be other factors that may cause our actual results to differ materially from the forward-looking statements.

All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligation to update or revise forward-looking statements which may be made to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events.

Use of Proceeds

The exchange offer is intended to satisfy our obligation under the registration rights agreement entered into in connection with the issuance of the original notes to use our reasonable best efforts to exchange the original notes for the exchange notes in a transaction registered with the Securities and Exhange Commission. We will not receive any cash proceeds from the issuance of the exchange notes or the exchange offer.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of September 27, 2003. The information in this table should be read in conjunction with the information set forth under "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Other Debt" and our consolidated financial statements and related notes included elsewhere in this prospectus.

(Dollars in millions)	September 27, 2003 (Unaudited)

Cash and cash equivalents	$150.0

Debt and capital leases:
Senior credit agreement	$680.6
Revolving credit facilities(1)	—
Capital leases	.8
Original notes(2)	494.6
Total debt and capital leases	1,176.0
Partners' equity	732.9
Total capitalization	$1,908.9

(1)	The revolving credit facilities provide for borrowings of up to $103.4 million at September 27, 2003.
(2)	Represents $500.0 million principal amount of original notes with a remaining discount of $5.4 million.

Selected Historical Financial Data

The selected historical financial data for the nine months ended September 27, 2003 and September 28, 2002 have been derived from our unaudited consolidated financial statements, which have been prepared on a consistent basis with our annual consolidated financial statements. The selected historical financial data as of and for the years ended December 28, 2002, December 29, 2001 and December 30, 2000, have been derived from our audited consolidated financial statements and the related notes included elsewhere in this prospectus. The selected historical financial data as of and for the six month period ended January 1, 2000 and as of and for the fiscal years ended July 3, 1999 and June 27, 1998 have been derived from fiscal consolidated financial statements of Universal City Florida Partners, a predecessor partnership to us, which owned and operated Universal Studios Florida. These consolidated financial statements include all adjustments which we consider necessary for a fair presentation of the financial position and results of operations for these periods. You should read the following selected financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Fiscal year ended		Six months ended	Fiscal year ended			Nine months ended
(Dollars in thousands)	Jun. 27, 1998(1) (Predecessor)	Jul. 3, 1999(1) (Predecessor)	Jan. 1, 2000(1) (Predecessor)	Dec. 30, 2000(2)	Dec. 29, 2001	Dec. 28, 2002	September 28, 2002 (Unaudited)	September 27, 2003 (Unaudited)
Statement of operations data:
Operating revenues:
Theme park passes	$222,059	$239,461	$106,070	$410,361	$377,292	$366,076	$286,682	$293,446
Theme park food and beverage	64,047	66,457	27,185	104,167	93,106	94,871	76,291	76,388
Theme park merchandise	54,669	52,991	21,142	82,282	78,052	82,910	66,449	63,777
Other(3)	33,485	35,709	30,018	132,466	126,818	133,762	103,232	115,136
Total operating revenues	374,260	394,618	184,415	729,276	675,268	677,619	532,654	548,747
Costs and operating expenses:
Theme park operations	80,911	81,533	41,497	149,000	145,411	152,002	115,575	113,307
Theme park selling, general and administrative	58,660	60,384	44,816	152,738	136,316	132,655	104,140	100,483
Theme park cost of products sold	63,576	63,777	26,894	100,589	90,795	94,375	74,563	71,072
Special fee payable to Vivendi Universal Entertainment and consultant fee	27,711	29,147	13,780	49,329	43,977	44,075	34,651	35,805
Depreciation and amortization	54,799	59,045	32,755	156,764	146,588	136,631	104,649	99,712
Other	10,148	11,920	5,778	76,956	84,701	76,973	63,417	74,448
Total costs and operating expenses	295,805	305,806	165,520	685,376	647,788	636,711	496,995	494,827
Operating income (loss)	78,455	88,812	18,895	43,900	27,480	40,908	35,659	53,920
Other (expense) income:
Interest expense	(17,121)	(18,611)	(14,903)	(136,305)	(116,628)	(93,596)	(71,791)	(86,035)
Interest income	286	306	61	1,220	1,079	1,446	1,410	552
Change in fair value of interest-rate swaps	—	—	—	—	—	(2,075)	—	(2,711)
Other	10,700	15,997	—	(118)	—	—	—	—
(Loss) income from joint ventures	(946)	(274)	(277)	817	767	1,565	1,472	1,654
Total other expense	(7,081)	(2,582)	(15,119)	(134,386)	(114,782)	(92,660)	(68,909)	(86,540)
Net income (loss)	$71,374	$86,230	$3,776	$(90,486)	$(87,302)	$(51,752)	$(33,250)	$(32,620)

	Fiscal year ended				Six months ended		Fiscal year ended			Nine months ended
(Dollars in thousands)	Jun. 27, 1998(1) (Predecessor)		Jul. 3, 1999(1) (Predecessor)		Jan. 1, 2000(1) (Predecessor)		Dec. 30, 2000(2)	Dec. 29, 2001	Dec. 28, 2002	September 28, 2002 (Unaudited)	September 27, 2003 (Unaudited)
Balance sheet data (at period end):
Cash and cash equivalents	$1,419		$7,049		$1,721		$18,323	$71,192	$12,265	$26,755	$150,029
Total assets	628,913		690,636		615,675		2,439,899	2,367,957	2,198,457	2,241,146	2,257,527
Deferred special fee payable to Vivendi Universal Entertainment	—		—		—		35,907	68,554	101,904	94,551	129,231
Total debt	263,000		283,000		296,188		1,347,710	1,343,854	1,169,243	1,163,881	1,175,231
Partners' equity	261,518		252,148		238,324		868,426	758,705	759,294	768,913	732,924
Other data:
EBITDA(4)	$143,008		$163,580		$51,373		$201,363	$174,835	$179,104	$141,780	$155,286
Net cash provided by operating activities	116,879		144,176		32,595		68,910	95,293	93,972	103,144	162,712
Net cash (used in) provided by investing activities	(52,023)		(62,946)		(33,510)		(69,766)	(37,272)	(22,472)	(11,970)	1,095
Net cash (used in) provided by financing activities	(65,500)		(75,600)		(4,413)		19,086	(5,152)	(130,427)	(135,611)	(26,043)
Capital expenditures	52,070		63,115		33,510		75,639	39,542	26,124	13,133	39,169
Ratio of earnings to fixed charges(5)	4.9	x	5.4	x	1.3	x	(5)	(5)	(5)	(5)	(5)
Other operational data:
Turnstile admission in thousands(6)	7,761		8,200		3,277		12,368	11,183	11,323	8,902	8,991
Paid admission in thousands(7)	6,614		6,829		3,051		11,538	10,299	10,367	8,140	8,282
Number of days admission per visitor	1.01		1.07		1.17		1.35	1.40	1.45	1.47	1.60
Visitors in thousands(8)	6,518		6,360		2,599		8,543	7,356	7,138	5,551	5,161
Theme park revenue per visitor	$52.28		$56.43		$59.40		$69.86	$74.56	$76.19	$77.36	$84.02
Theme park pass revenue per paid admission	33.57		35.07		34.77		35.57	36.63	35.31	35.22	35.43
Theme park food and beverage and merchandise revenue per turnstile admission	15.30		14.57		14.75		15.08	15.31	15.70	16.03	15.59
Theme park revenue per admission(9)	48.87		49.64		49.52		50.65	51.94	51.01	51.25	51.02

(1)	Represents the results of Universal City Florida Partners, which was our predecessor.
(2)	During January 2000, Universal City Florida Partners LP, which owned and operated Universal Studios Florida, was merged into Universal City Development Partners, which owned and operated Islands of Adventure and CityWalk. Both of these entities were under common control. Prior to the merger, Universal City Travel Partners, d/b/a Universal Parks & Resorts Vacations, was accounted for under the equity method of accounting. Upon the merger, Universal City Travel Partners became owned 99% by Universal City Development Partners LP. Accordingly, starting in 2000, Universal City Travel Partners was accounted for as a consolidated subsidiary.
(3)	Consists primarily of parking. Subsequent to January 1, 2000, other revenues also includes revenues primarily from CityWalk and Universal Parks & Resorts Vacations.

(4)	EBITDA represents earnings before interest, taxes and depreciation and amortization. We have included EBITDA because it is used by some investors as a measure of our ability to service debt. EBITDA is not prepared in accordance with accounting principles generally accepted in the United States and should not be considered as alternatives for net income, net cash provided by operating activities and other consolidated income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of profitability or liquidity. EBITDA, because it is before debt service, capital expenditures and operating and working capital needs, does not represent cash that is available for other purposes at our discretion. Our presentation of EBITDA may not be comparable to similarly titled measures reported by other companies. The following is a reconciliation of EBITDA to net cash provided by operating activities:

	Fiscal year ended		Six months ended	Fiscal year ended			Nine months ended
(Dollars in thousands)	Jun. 27, 1998(1) (Predecessor)	Jul. 3, 1999(1) (Predecessor)	Jan. 1, 2000(1) (Predecessor)	Dec. 30, 2000(2)	Dec. 29, 2001	Dec. 28, 2002	September 28, 2002 (Unaudited)	September 27, 2003 (Unaudited)
Net cash provided by operating activities	$116,879	$144,176	$32,595	$68,910	$95,293	$93,972	$103,144	$162,712
Adjustments: Interest expense	17,121	18,611	14,903	136,305	116,628	93,596	71,791	86,035
Interest income	(286)	(306)	(61)	(1,220)	(1,079)	(1,446)	(1,410)	(552)
Amortization of deferred finance costs	(279)	(309)	(137)	(3,330)	(4,031)	(4,645)	(3,424)	(4,934)
Deferred special fee payable to Vivendi Universal Entertainment	—	—	—	(22,221)	(29,173)	(29,361)	(23,108)	(23,751)
Interest payable on deferred special fee payable to Vivendi Universal Entertainment	—	—	—	(1,874)	(3,474)	(3,989)	(2,887)	(3,576)
Gain on non-monetary asset acquisition	—	—	—	—	—	3,915	—	—
Gain related to settlement of capital claim	—	—	—	—	—	1,085	—	—
Loss on sale of property and equipment	—	—	—	—	—	—	—	(1,285)
(Loss) income from joint ventures	(946)	(274)	(277)	817	767	1,565	1,472	1,654
Accretion of discount on original notes	—	—	—	—	—	—	—	(416)
Change in working capital accounts	10,519	1,682	4,350	23,976	(96)	24,412	(3,798)	(60,601)
EBITDA	$143,008	$163,580	$51,373	$201,363	$174,835	$179,104	$141,780	$155,286

(5)	The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For the purposes of calculating the ratio of earnings to fixed charges, earnings represents net income (loss) before joint ventures, plus fixed charges and amortization of capitalized interest, minus joint venture distributions and capitalized interest. Fixed charges include interest expense (including capitalized interest and amortization of deferred financing costs) and the portion of operating rental expense management believes represents the interest component of rent expense. In 2000, 2001 and 2002, and in the nine months ended September 28, 2002 and September 27, 2003, our earnings were insufficient to cover fixed charges by approximately $85.6 million, $80.0 million, $44.8 million, $28.1 million and $29.1 million, respectively.
(6)	Turnstile admission represents total admissions to our theme parks, which includes paid admissions and complimentary passes.
(7)	Paid admission represents the total paid admissions to our theme parks.
(8)	Visitors represent unique individual paid guests at our theme parks.
(9)	Theme park revenue per admission is a metric management monitors to help track financial performance. It represents the sum of the theme park revenue per paid admission plus theme park food and beverage and merchandise revenue per turnstile attendance.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The statements in this discussion and analysis regarding our expectations regarding the performance of our business and the other non-historical statements in the discussion and analysis are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in the "Risk Factors" section. Our actual results may differ materially from those contained in or implied by any forward-looking statements. You should read the following discussion together with the sections entitled "Risk Factors," "Selected Historical Financial Data" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

Critical Accounting Policies and Estimates

In the ordinary course of business, we make a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States. Results could differ significantly from those estimates under different assumptions and conditions. We believe that the application of the following accounting policies, which are important to our financial position and results of operations, requires significant judgments and estimates on the part of management. For a summary of all of our accounting policies, including the accounting policies discussed below, see Note 2 in our consolidated financial statements. These accounting policies have been discussed and reviewed with our Park Advisory Board.

Revenue Recognition

Operating revenue primarily consists of sales related to theme park passes, food and beverage and merchandise. Revenue from theme park passes is recognized at the time passes are redeemed. For passes not redeemed, revenue is recorded based on our historical redemption patterns. Revenue from theme park annual passes is recognized in equal installments over the life of the annual pass. Revenue from food and beverage and merchandise is recognized at the time of sale.

Property and Equipment

Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of those assets. Changes in circumstances such as changes to our business model could result in an impairment of our property and equipment. In addition, it could also result in the actual useful lives differing from our estimates. We review our assumptions whenever a change in these circumstances occurs. If we determine that the carrying value of our property and equipment is not recoverable, we would record a property and equipment impairment adjustment. If we determine that the useful life of property and equipment should be shortened, such as finalizing the date a ride will be closed as part of developing a new ride, we would depreciate the net book value in excess of the salvage value, over the revised remaining useful life, thereby increasing depreciation expense. Our consolidated financial statements do not include any such adjustments related to impairment. However, 2002 includes $1.3 million in additional depreciation expense related to rides being closed in late 2002 so that we could develop and open new rides in 2003 and 2004. These new rides include Jimmy Neutron's Nicktoon BlastTM and Shrek 4-DTM, which both opened in 2003, and Revenge of the MummySM, which will open in spring 2004. In addition, the nine months ended September 27, 2003 includes $2.8 million in additional depreciation related to shortening the useful life of specific property that will no longer be in use.

Allowance for Doubtful Accounts

We perform ongoing credit evaluations of our customers and adjust credit limits based on customer payment history and current credit worthiness. In addition, we continuously monitor collections and payments from our customers. Using some of this information, we periodically make judgments regarding the collectability of outstanding receivables and provide appropriate allowances when collectability is in doubt. In addition, we provide a general allowance for outstanding receivables in good standing based on our historical bad debt experience. At September 27, 2003, our allowance for doubtful accounts was $0.9 million, which was $1.8 million lower than the allowance of $2.7 million at December 28, 2002. At December 28, 2002, our allowance was $0.8 million lower than the $3.5 million allowance at December 29, 2001. These decreases are primarily due to settling a few specific receivables that were outstanding and included in the allowance at December 28, 2002 and December 29, 2001.

Provision for Inventory

Inventory, which primarily includes spare parts for the theme park rides, food and beverage and merchandise, is recorded at cost. We periodically make judgments regarding the realizable value of certain slow-moving and obsolete inventory. For spare parts, these judgments are based on use of the parts on specific rides. If we decide to close down a ride as part of developing a new ride, we specifically review spare parts related the closing ride for impairment. For merchandise, these judgments are based on the demand of our customers. When the realizable value is less than the average cost, we record an inventory provision. At September 27, 2003, our inventory provision was $2.8 million, which included $1.4 million for slow-moving merchandise and $1.4 million for obsolete spare parts. The provision for slow-moving merchandise is comparable to the $1.6 million and $1.2 million provision at December 28, 2002 and December 29, 2001, respectively. The provision for obsolete spare parts was primarily recorded in 2001 and relates to rides at Universal Studios Florida that were closed so that we could develop and install new rides.

Litigation

We are currently involved in certain legal proceedings and, as required, have accrued our estimate of the probable costs for the resolution of these claims. This estimate has been developed in consultation with outside counsel and is based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in our assumptions or the effectiveness of our strategies related to these proceedings. See "Business—Legal Proceedings" and Note 12 to our consolidated financial statements for more detailed information on litigation exposure.

Results of Operations

General

Our revenue is derived primarily from theme park passes (approximately 53.5%, 54.0%, 55.9% and 56.3% of total revenues in the nine months ended September 27, 2003, and in 2002, 2001 and 2000, respectively), theme park food and beverage (approximately 13.9%, 14.0%, 13.8% and 14.3% of total revenues in the nine months ended September 27, 2003 and in 2002, 2001 and 2000, respectively), theme park merchandise (approximately 11.6%, 12.2%, 11.6% and 11.3% of total revenues in the nine months ended September 27, 2003, and in 2002, 2001 and 2000, respectively), CityWalk (approximately 6.9%, 6.2%, 5.7% and 5.1% of total revenues in the nine months ended September 27, 2003, and in 2002, 2001 and 2000, respectively), and Universal Parks & Resorts Vacations (approximately 5.2%, 5.5%, 5.4% and 4.1% of total revenues in the nine months ended September 27, 2003, and in 2002, 2001 and 2000, respectively). Our primary operating costs include theme park operations, selling, general and administrative costs, cost of products sold, special fee payable to Vivendi Universal Entertainment and consultant fee, depreciation and amortization and interest.

Paid theme park admissions increased slightly by ..2 million, or 2.5%, to 8.3 million in the nine months ended September 27, 2003 from 8.1 million in the nine months ended September 28, 2002. Paid admissions grew 19% in January 2003 as compared to 2002 due to a strong holiday period. From February 2003 until May 2003, paid admissions were down 5.0% as compared to 2002 largely due to terrorism alerts and the war in Iraq. Paid admissions stabilized in June 2003. In July and August, we had record months, up 6.4% compared to 2002.

Paid admissions increased by 0.1 million, or 0.7%, to 10.4 million in 2002 from 10.3 million in 2001. The impact of the events of September 11, 2001 continued to affect our attendance during the first three quarters of 2002, which showed a decrease of 0.2 million, or 2.3%, compared to 2001. The fourth quarter showed signs of recovery, with 2002 attendance increasing 0.3 million, or 13.2%, compared to 2001. Although attendance has been reasonably stable between 2002 and 2001, the consumer dynamics have changed. Growth in the domestic market, which increased by 0.6 million, or 8%, was offset by lower attendance from the international market. International attendance decreased 0.5 million, or 14%, which was primarily driven by a 0.2 million attendance decrease from the United Kingdom, a 0.1 million attendance decrease from Europe and a 0.1 million attendance decrease from South America.

Paid admissions decreased by 1.2 million, or 10.7%, to 10.3 million in 2001 from 11.5 million in 2000. During the first two quarters of 2001, attendance was down 0.5 million, or 8.3%, primarily due to the slow economy. In the three months after September 11, 2001, attendance was down 0.5 million, or 21.6%.

We believe these attendance trends, especially the effects of the events of September 11, 2001 and the war in Iraq, are consistent throughout the tourism industry.

Seasonality

Theme park attendance follows a seasonal pattern which coincides closely with holiday and school schedules. The year begins with the end of the peak Christmas and New Year's holiday period. When children return to school, there is a decline in attendance. Minor attendance increases occur during the Martin Luther King, Jr. holiday in January and the Presidents' Day holiday in February. During the March to April timeframe attendance increases due to spring break and Easter vacation periods. Since the peak spring break period fluctuates from year to year between the end of the first quarter and the beginning of the second quarter, historical quarterly financial information might not be comparable. May is a traditionally slow attendance period. June starts the summer attendance growth when local schools are out for the summer. This increase continues throughout the month of June, as schools outside of Florida finish their terms. The peak summer period includes the entire month of July and the first few weeks in August. Local schools begin as early as the first week of August, with the bulk of them returning by the second week of August. Attendance continues to decline through Labor Day, when schools outside of Florida begin. Excluding special events such as "Rock the Universe" in September and "Halloween Horror Nights®" in October, the period from September through November is seasonally slow, with an increase in attendance around Thanksgiving week. Attendance falls again after Thanksgiving weekend, and does not pick up until the third week of December, when the peak Christmas and New Year's holiday period begins.

Based on the seasonality of our attendance, the results for the nine months ended September 27, 2003 and September 28, 2002 are not necessarily indicative of the results for the full year.

Nine Months Ended September 27, 2003 Compared To Nine Months Ended September 28, 2002

Theme park pass revenue   increased by $6.7 million, or 2.3%, to $293.4 million in 2003 from $286.7 million in 2002. The increase was due to higher theme park admissions, generated by attendance records in July and August, and selective increases in theme park pass prices, partially offset by an increased usage of multi-day tickets.

Theme park food and beverage, theme park merchandise and other revenue increased by $9.3 million, or 3.8%, to $255.3 million in 2003 from $246.0 million in 2002. This increase was primarily due to $6.9 million in additional revenue related to passes that allow guests front of line access to our rides and $6.5 million in additional revenue from CityWalk, partially offset by a $2.7 million reduction in merchandise revenue affected primarily by lower per capita spending and $1.4 million in lower revenue from Universal Parks & Resorts Vacations.

Theme park operating costs   decreased by $2.3 million, or 2.0%, to $113.3 million in 2003 from $115.6 million in 2002. The decrease was primarily due to $3.1 million in lower maintenance costs,

which was primarily due to the closure of three rides at Universal Studios Florida during 2003 while new attractions were in development.

Theme park selling, general and administrative costs   decreased by $3.6 million, or 3.5%, to $100.5 million in 2003 from $104.1 million in 2002. The decrease was primarily due to a $3.0 million reduction in our 2003 non-media marketing expenditures.

Theme park cost of products sold   decreased by $3.5 million, or 4.7%, to $71.1 million in 2003 from $74.6 million in 2002. As a percentage of theme park food and beverage and merchandise revenue, cost of products sold decreased to 50.7% from 52.3%, which was primarily due to recording an additional reserve for slow-moving merchandise inventory during the second quarter of 2002.

Special fee payable to Vivendi Universal Entertainment and consultant fee   increased by $1.1 million, or 3.2%, to $35.8 million in 2003 from $34.7 million in 2002. The special fee and consultant fee are each based on a percentage of revenue.

Depreciation and amortization   decreased by $4.9 million or 4.7%, to $99.7 million in 2003 from $104.6 million in 2002. The decrease is primarily due to a reduction of depreciation of $8.1 million related to certain assets with lives of 3 years at Islands of Adventure and CityWalk becoming fully depreciated during the end of 2002, partially offset by $2.7 million in additional depreciation related to shortening the useful life of specific property that will no longer be in use and $0.5 million in depreciation on the new rides that opened during the second quarter of 2003, including Jimmy Neutron's Nicktoon Blast™ and Shrek 4-DTM.

Other costs and operating expenses   increased by $11.1 million, or 17.5%, to $74.5 million in 2003 from $63.4 million in 2002. The increase was primarily due to expensing $0.6 million in costs incurred to issue the $500.0 million in bonds, $2.5 million in additional reserves recorded for legal claims, a $1.4 million loss on our land sale, $3.4 million related to revenue growth at CityWalk, and recording $3.7 million in 2002 as an offset to other costs and operating expenses related to the reduction of our compensated absences accrual.

Interest expense   increased by $14.2 million, or 19.8%, to $86.0 million in 2003 from $71.8 million in 2002. The increase was primarily due to a higher interest rate related to the bonds sold on March 28, 2003.

Year Ended December 28, 2002 Compared to Year Ended December 29, 2001

Theme park pass revenue decreased by $11.2 million, or 3.0%, to $366.1 million in 2002 from $377.3 million in 2001. The decrease is partially due to promotional activities such as "Hero Salute," which offered discounted tickets to active military, police, fire and emergency personnel across the United States and "Third Day Free" on our two-day pass. These promotions enabled us to increase our paid admissions attendance but this increase was more than offset by the resulting decrease in revenue per paid admission.

Theme park food and beverage, theme park merchandise and other revenue increased by $13.5 million, or 4.5%, to $311.5 million in 2002 from $298.0 million in 2001. The increase was due to higher food and beverage and merchandise revenue of $6.6 million, or 3.9%, driven by improved per capita spending and slightly higher attendance levels. In addition, during 2002 we generated additional revenue from several sources, including $3.0 million from CityWalk, $0.9 million from parking, $0.8 million from our production studio and $1.5 million related to an increase in offsite stores.

Theme park operating costs increased by $6.6 million, or 4.5%, to $152.0 million in 2002 from $145.4 million in 2001. The increase was primarily due to $1.0 million in increased security costs at our theme parks subsequent to September 11, 2001, $2.4 million in costs associated with enhancing entertainment at Universal Studios Florida and Islands of Adventure and $2.4 million in additional maintenance costs, which included upgrading the overall appearance of our theme parks.

Theme park selling, general and administrative costs decreased by $3.6 million, or 2.6%, to $132.7 million in 2002 from $136.3 million in 2001. As a percentage of total revenue, selling, general, and administrative costs decreased to 19.6% from 20.2%, which was primarily due to a reduction in spending and a reallocation of resources to more effective marketing and sales channels.

Theme park cost of products sold increased by $3.6 million, or 3.9%, to $94.4 million in 2002 from $90.8 million in 2001. As a percentage of theme park food and beverage and merchandise revenue, cost of product sold remained constant at 53.1%.

Special fee payable to Vivendi Universal Entertainment and consultant fee increased by $0.1 million, or 0.2%, to $44.1 million in 2002 from $44.0 million in 2001. These fees represent $14.4 million and $15.1 million relating to Universal Studios Florida in 2002 and 2001, respectively, and $15.0 million and $14.1 million relating to Islands of Adventure in 2002 and 2001, respectively, earned by Vivendi Universal Entertainment as a special fee pursuant to our partnership agreement and $14.7 million and $14.8 million in 2002 and 2001, respectively, we pay for certain consulting services to a third party. The special fee and consultant fee are each based on a percentage of revenue.

Depreciation and amortization decreased by $10.0 million, or 6.8%, to $136.6 million in 2002 from $146.6 million in 2001. The decrease is primarily due to certain assets with lives of 3 years at Islands of Adventure and CityWalk becoming fully depreciated in 2002.

Other costs and operating expenses decreased by $7.7 million, or 9.1%, to $77.0 million in 2002 from $84.7 million in 2001. This decrease primarily relates to CityWalk, which includes overall operating efficiencies of $1.1 million in 2002 and acquiring $3.9 million in property and equipment located in a restaurant in CityWalk in 2002. Since we acquired the property and equipment in exchange for the termination of a long-term lease and the forgiveness of outstanding debt, we recorded the fair value of the property and equipment as an offset to other costs and operating expenses. In addition, we recorded $3.7 million in 2002 as an offset to other costs and operating expenses related to the reduction of our compensated absences accrual.

Interest expense decreased by $23.0 million, or 19.7%, to $93.6 million in 2002 from $116.6 million in 2001. The decrease was primarily due to a lower average interest rate on our debt and a lower average debt balance resulting from amortization payments made during 2002 and 2001. Non-cash interest expense of $8.6 million and $7.5 million in 2002 and 2001, respectively, consisted of amortization of deferred finance costs and accrued interest on deferred special fees payable to Vivendi Universal Entertainment.

Year Ended December 29, 2001 Compared to Year Ended December 30, 2000

Theme park pass revenue decreased by $33.1 million, or 8.1%, to $377.3 million in 2001 from $410.4 million in 2000. The decrease was due to lower attendance, partially offset by selective increases in pass prices.

Theme park food and beverage, theme park merchandise and other revenue decreased by $20.9 million, or 6.6%, to $298.0 million in 2001 from $318.9 million in 2000. This decrease was primarily due to a reduction of food and beverage and merchandise revenue of $15.3 million, which was impacted by lower attendance resulting from a slowing economy and the effects of the events of September 11, 2001. We were able to mitigate a portion of the attendance shortfall with improved per capita spending. We also experienced a decrease in several other revenue sources, including a $2.0 million decrease in parking revenue, a $4.6 million decrease in revenue from special events, and a $5.6 million decrease related to less unused tickets recorded during 2001 which is recorded as revenue based on historical usage trends. This was partially offset by a $6.6 million increase in revenue from Universal Parks & Resorts Vacations.

Theme park operating costs decreased by $3.6 million, or 2.4%, to $145.4 million in 2001 from $149.0 million in 2000. This decrease was primarily due to a 5.9% reduction in entertainment costs.

Liquidity and Capital Resources

Historical

Historically, our principal source of liquidity has been cash flow generated from operations, and our principal liquidity requirements have been for working capital, capital expenditures and debt retirement. During the nine months ended September 27, 2003, and during 2002, 2001 and 2000, net cash provided by operating activities was $162.7 million, $94.0 million, $95.3 million and $68.9 million, respectively. Net cash provided by investing activities during the nine months ended September 27, 2003 totaled $1.1 million, consisting primarily of cash inflows of $40.3 million offset by $39.2 million in capital expenditures. The cash inflows primarily included $10.9 million in cost-sharing reimbursement proceeds from Universal Studios Japan related to the design and technology of The Amazing Adventures of Spider-Man® ride; $12.5 million in proceeds related to selling 81 acres of undeveloped land; and $14.5 million in proceeds related to a 2002 capital claims settlement. Net cash used for investing activities during 2002, 2001 and 2000, totaled $22.5 million, $37.3 million and $69.8 million, respectively, consisting primarily of $26.1 million, $39.5 million and $75.6 million in capital expenditures, respectively. During the nine months ended September 27, 2003 and in 2002, capital expenditures included $29.6 million and $16.7 million, respectively, for the development of three new rides at Universal Studios Florida. Two of the rides, Jimmy Neutron's Nicktoon BlastTM and Shrek 4-DTM, opened in 2003. The other ride, Revenge of the MummySM, is scheduled to open in spring of 2004.

During the nine months ended September 27, 2003, net cash used in financing activities was $26.0 million. This primarily related to the offering of the original notes and the amendments to our senior credit agreement, the $35.6 million in principal payments under the senior credit agreement made on December 31, 2002, the repayment of additional principal under our senior credit agreement using $12.5 million in proceeds from our sale of undeveloped land, a $20.0 million prepayment on our senior credit agreement and the payment of a $10.0 million distribution to our partners. These prepayments eliminated debt amortization on our senior credit agreement until March 31, 2005. Net cash used for financing activities during 2002 and 2001 was $130.4 million and $5.2 million, respectively, primarily representing net payments on our long-term borrowings, partially offset in 2002 by partner contributions of $50.0 million. Net cash provided by financing activities during 2000 was $19.1 million, primarily represented partner contributions of $185.2 million partially offset by net payments on our long-term borrowings.

On March 28, 2003, we issued $500.0 million in original notes (which were issued at a discount of $5.8 million) and amended our senior credit agreement with JPMorgan Chase Bank and the other banks party thereto. The amendment to our senior credit agreement required that a portion of the proceeds from the offering of original notes be used to prepay $372.8 million of outstanding indebtedness under our senior credit agreement. In connection with the amendment, the debt amortization schedule until December 31, 2004 was eliminated, certain covenants were modified, and an additional $50.0 million revolving credit facility was made available by several of the banks that are parties to our senior credit agreement. Further, a portion of the proceeds from the offering of original notes was used to repay and cancel our $50.0 million revolving credit facilities with Wachovia Bank and Fleet National Bank and we increased cash by $50.0 million.

At September 27, 2003, our total debt was $1,175.2 million, which included $500.0 million outstanding under the original notes (with a remaining discount of $5.4 million) and $680.6 million outstanding under our senior credit agreement. Due to the seasonal nature of our business, we are largely dependent upon our revolving credit facilities and cash balances to fund off-season cash requirements. At September 27, 2003, we had $253.4 million of cash and available credit, consisting of $150.0 million in cash and $103.4 million available under our revolving credit facilities, compared to $74.3 million and $73.1 million in cash and available credit at December 28, 2002 and December 29, 2001, respectively.

Our operational cash needs generally track attendance seasonality at our theme parks and the scheduling of term loan principal payments. Accordingly, borrowing needs typically peak from late November to the middle of February.

Our primary source of liquidity has been and will continue to be cash flow generated from operations, available cash and unused revolving credit facilities. We believe our revolving credit facilities will provide us flexibility to meet the seasonal demands of our business. We expect to spend approximately $52.5 million on capital projects during 2003, with $37.8 million related to the development of three new attractions at Universal Studios Florida.

The borrowings under our senior credit agreement bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the higher of (1) JPMorgan Chase Bank's prime rate and (2) the federal funds rate plus 1/2 of 1% or (b) LIBOR. The initial applicable margin for borrowings at September 27, 2003 under the revolving credit facilities and the term loan facility was 3.0% with respect to base rate borrowings and 4.0% with respect to LIBOR borrowings. The margin on the new revolving credit facility may be reduced subject to our attaining and maintaining certain leverage ratios. In addition to paying interest on outstanding debt, we will be required to pay a commitment fee equal to 0.5% per annum of the unutilized commitments under our existing revolving credit facility and 1.0% under the new revolving credit facility.

Principal amounts available under the existing revolving credit facility decline quarterly to zero at June 30, 2007. The amounts available under the new revolving credit facility do not decline until its expiration on June 30, 2007.

Our senior credit agreement and the notes contain a number of covenants that, among other things, restrict, subject to certain exceptions, our ability, and the ability of our subsidiaries, to sell assets, incur additional indebtedness, repay other indebtedness (including the notes), pay certain distributions, create liens on assets, make investments, loans or advances, make certain acquisitions, engage in mergers or consolidations, enter into sale and leaseback transactions, engage in certain transactions with affiliates, amend certain material agreements governing our indebtedness and change the business conducted by us and our subsidiaries. In addition, the senior secured credit agreement contains the following financial covenants: a maximum total leverage ratio; a minimum interest coverage ratio; and a maximum capital expenditures limitation. The senior credit agreement also contains a requirement for prepayment of 50% of annual excess cash flow and 100% of the net proceeds from asset sales over $1.0 million. All prepayments are applied in forward order of maturity.

We believe that funds generated from operations and available borrowing capacity will be adequate to fund our debt service requirements, capital expenditures and working capital requirements for the near future. Our ability to continue to fund these items and continue to reduce debt could be adversely affected by the occurrence of certain of the events described under "Risk Factors."

We believe that our current financial position and financing plans will provide flexibility in financing activities and permit us to respond to changing conditions. We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our new revolving credit facility in an amount sufficient to enable us to pay our indebtedness, or to fund our other liquidity needs.

The following table reflects our contractual obligations as of December 28, 2002, after giving effect to the Financing Transactions:

	Payments due by fiscal period
(Dollars in millions)	Total	2003	2004 to 2005	2006 to 2007	2008 and Beyond

Contractual obligations:
Notes	$500.0	$—	$—	$—	$500.0
Indebtedness under senior credit agreement	748.2	35.6	267.3	445.3	—
Operating lease obligations	16.0	3.6	5.0	2.8	4.6
Capital lease obligations	1.2	0.6	0.6	—	—
Total contractual obligations	$1,265.4	$39.8	$272.9	$448.1	$504.6

We are also party to an agreement with a creative consultant under which we have agreed to pay the consultant a fee based on our gross revenues. For a more complete understanding of this agreement, see "Certain Relationships and Related Party Transactions — Consultant Agreement".

Interest Rate Risk

We are exposed to market risks relating to fluctuations in interest rates. Our practice is to utilize derivative financial instruments to manage these interest rate risks. At September 27, 2003 and December 28, 2002, we had several interest-rate swap agreements outstanding with an aggregate notional debt amount of $478.0 million and $540.0 million, respectively. These swap agreements are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) 133 "Accounting for Derivative Instruments and Hedging Activities." The swap agreements provide for quarterly reductions in notional value until expiration in early 2006. These agreements effectively convert our variable interest rate on a portion of our long-term debt to fixed rates ranging from 9.01% to 9.07% increasing to 9.26% to 9.32% effective December 29, 2002 and 10.74% and 10.81% effective June 29, 2003. As of July 2, 2000, we recorded $9.3 million to a long-term asset and other comprehensive income related to the cumulative effect of adopting SFAS 133. During the nine months ended September 27, 2003 and during 2002, we recorded income of $16.3 million and $2.3 million, respectively, related to these swaps in accumulated other comprehensive income. During 2001 and 2000, we recorded losses of $22.4 million and $28.5 million, respectively, related to these swaps in accumulated other comprehensive income.

In November 2002, we also entered into a forward starting interest swap with a fixed interest rate of 3.63% for a $150.0 million notional amount commencing in January 2004 and expiring in early January 2006. This interest rate swap did not qualify for hedge accounting treatment under SFAS 133. Accordingly, we recorded the fair value decrease of $2.7 million and $2.1 million in the change in fair value of interest-rate swaps during the nine months ended September 27, 2003 and in 2002, respectively.

At September 27, 2003, we had $202.6 million of unhedged variable rate debt. Based on these variable-rate obligations, each 1% increase or decrease in the level of interest rates would, respectively, increase or decrease our annual interest expense and related cash payments by approximately $2.0 million. Such potential increases or decreases are based on certain simplifying assumptions, including a constant level of variable-rate debt for all maturities and an immediate, across-the-board increase or decrease in the level of interest rates with no other subsequent changes for the remainder of the period.

We are exposed to credit loss in the event of nonperformance by the other party to the derivative financial instruments. We limit this exposure by entering into agreements directly with a number of major financial institutions that meet our credit standards and that are expected to satisfy fully their obligations under the contracts. We view derivative financial instruments as a risk management tool and do not use them for speculative or trading purposes.

Recent Accounting Pronouncements

We adopted Statement of Financial Accounting Standards (SFAS) No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144) effective October 1, 2001. SFAS 144 establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. There has been no impairment of our long-lived assets.

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) subsequently amended by SFAS No. 137 and SFAS No. 138. SFAS 133 requires us to record all derivatives on the balance sheet at fair value. Changes in derivative fair values will either be recognized in earnings as offsets to the changes in fair value of related hedged assets, liabilities and firm commitments or, for forecasted transactions, deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are recognized in earnings. The ineffective portion of a hedging derivative's change in fair value will be immediately recognized in earnings. As a result of adopting SFAS 133 as of July 2, 2000, and in accordance with the transition provisions, we recorded $9.3 million during 2000 in our consolidated statements of operations representing the cumulative effect of the adoption.

In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement 13, and Technical Corrections." This statement rescinds SFAS 4, SFAS 44, and SFAS 64. In addition, it also amends SFAS 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. Adoption of SFAS 145 has not had a material impact on our financial position or results of operations.

In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002, with earlier application encouraged. Adoption of SFAS 146 has not had a material impact on our financial position or results of operations.

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation — Transition and Disclosure," an amendment of SFAS 123. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. This statement is effective for financial statements for fiscal years ending after December 15, 2002. Because we have historically accounted for stock options under the intrinsic method, adoption of SFAS 148 has not had a material impact on our financial position or results of operations.

In January 2003, the FASB issued Interpretation (FIN) 46 "Consolidation of Variable Interest Entities." FIN 46 provides a new consolidation model, which determines control and consolidation of entities based on potential variability in gains and losses of the entities being evaluated for consolidation. This statement is effective during the first period beginning after December 15, 2003. Based on our assessment of FIN 46, we are a party to one variable interest entity. This entity is one of our joint ventures, which operates a restaurant in CityWalk. Based on the effective date of FIN 46, we will consolidate this entity in our financial results as of and during the year ended December 27, 2003. Total assets of this entity at December 28, 2002 was $21.0 million. Total revenues of this entity during the year ended December 28, 2002 was $21.7 million. This entity has no significant liabilities to third parties. Our maximum loss exposure would be approximately $4.4 million at December 28, 2002, which represents the excess of our investment in this entity over our proportionate share of this entity's net tangible assets.

Compensation

Vivendi Universal, S.A., the ultimate parent of Vivendi Universal Entertainment, grants options to certain of our key employees. These options give our employees the right to purchase shares of Vivendi Universal, S.A. at a set price or receive cash for the difference between the market value and the exercise price on their vested options.

We are responsible for the expense and the cash payment related to these options. Accordingly, if one of our employees exchanges their options for the cash difference between the grant price and market price, we pay this difference directly to the employee. However, if one of our employees exchanges their options for shares of Vivendi Universal, S.A. stock, the employee pays Vivendi Universal, S.A. the grant price, while we reimburse Vivendi Universal, S.A. for the difference between the grant price and the market price at the time of such exchange.

At the date of grant and for each subsequent period, we record an accrual based on the fair value of our cash payment, which is the difference between the option grant price and the period-end market price for all vested shares. Since options are granted at the fair value, no additional accrual is recorded at the date of grant. Based on the market price of vested shares being less than the grant price, we had no liability recorded related to the vested options at September 27, 2003 and December 28, 2002. At December 29, 2001, we had an accrual of $1.4 million. During the nine months ended September 27, 2003, no compensation expense was recorded related to options. As a result of the decline in the market price of Vivendi Universal, S.A.'s stock, we recorded an offset to compensation expense of $1.4 million, and $1.0 million, respectively, related to options during the years ended December 28, 2002 and December 29, 2001. During the year ended December 30, 2000, the market price of Vivendi Universal, S.A.'s stock increased, which led to our recording additional compensation expense of approximately $1.0 million related to options.

At September 27, 2003, December 28, 2002, and December 29, 2001, respectively, there were 198,769, 221,707, and 196,145 of such options vested and outstanding. During the nine months ended September 27, 2003 and the year ended December 28, 2002, no options were granted. During the years ended December 29, 2001 and December 30, 2000, respectively, 28,288 and 101,521 options were granted.

We have a long-term growth incentive bonus plan to provide certain of our senior officers the opportunity to benefit from our growth in value and to provide incentives to those employees to contribute to the success of our business. Under the plan, these employees are granted Value Appreciation Rights, the value of which is generally based upon the growth in market value of the equity ownership interests of our general and limited partners. These Value Appreciation Rights will become automatically exercisable in exchange for cash upon the earlier to occur of a change in our ownership and January 1, 2005. The value of the Value Appreciation Rights are generally based on the growth of market value of Blackstone's and Vivendi Universal Entertainment's ownership interests in us. If a change of our ownership occurs, the payout value is computed based upon the sales price of the ownership change. If January 1, 2005 occurs prior to such an ownership change, the payout value is calculated based upon an earnings multiple from the financial results generated during 2004. We accrue the estimated payout value using the straight-line method over the term of the plan based on the assumption that January 1, 2005 occurs prior to an ownership change. At September 27, 2003 and December 28, 2002, our accrual for the value of all outstanding Value Appreciation Rights was $3.1 million and $1.9 million, respectively. We had no accrual for this bonus plan at December 29, 2001.

Industry Overview

The statements regarding industry outlook, trends, the future development of the theme park industry and other non-historical statements contained in this section are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, all of which are out of our control, and some of which are described in the "Risk Factors" section. Unless otherwise indicated, all market and statistical data in this section has been obtained from Euromonitor.

General

The U.S. theme park industry is comprised of over 450 theme parks located all over the continental United States, including local amusement parks, larger regional parks, which tend to focus on roller coasters and other "iron rides" and larger scale destination theme parks. A record 250.0 million people visited the world's 50 most attended theme parks in 2002. Theme park attendance and nearby hotel occupancy generally peak during school vacation periods over the summer and during early winter and spring holiday periods.

Total revenues of the U.S. theme park industry grew by 5.0% from $10.0 billion in 2001 to $10.5 billion in 2002. Since 1997, total revenues for the U.S. theme park industry grew approximately 25%. The market size of the U.S. theme park industry is expected to grow approximately 23% from $10.5 billion in 2002 to $12.9 billion in 2006.

Many participants in the industry use popular characters to market their parks and to provide an enhanced family entertainment experience. They feature the characters in advertising, as street entertainers and in attractions and retail outlets in an attempt to create brand association, increase attendance, support higher ticket prices and increase in-park spending. The guest experience is further enhanced by the use of technological advances which have included 3-D film, motion-based simulation and enhanced special effects.

Orlando and Southern California are uniquely positioned as the home of destination theme parks (where theme park visits make up a material component of visitors' vacations). Theme parks in these markets make up the largest sector of the U.S. theme park industry, accounting for 73.3% of the total revenues in 2001. Destination theme parks offer a greater variety of packaged promotions to consumers than single-day theme parks.

Competitive Environment

Companies in the theme park industry benefit from limited direct competition since the combination of a finite supply of real estate appropriate for theme park development, high initial capital investment, long development time and zoning restrictions provides theme park companies with a significant degree of protection from competitive new theme park openings. Industry experts estimate that it costs at least $200.0 million and takes a minimum of two years to construct a new regional theme park.

The theme park industry is highly consolidated, with the five largest companies in the industry accounting for over 95% of total market revenues in 2001.

Orlando Theme Parks

Orlando is the number one family vacation destination in the United States and is a growing metropolitan market, with a population of 1.7 million and an annual growth rate of 4% over the past 20 years. Tourism has played a large part in Orlando's growth. In 2001, Orlando hosted 37.7 million domestic visitors. Over the past five years, visitation has grown at a compound annual growth rate of 4%, from 32.3 million to 37.7 million.

With seven major theme parks, Orlando has the largest annual theme park attendance in the United States. The Orlando theme park market began to develop in the early 1970s with the opening of Walt Disney World's Magic Kingdom. Over the next 30 years, seven major theme parks were built in Orlando, with the newest theme park, Islands of Adventure, opened in 1999.

The largest theme park operator in the Orlando market is The Walt Disney Company, with 4 major parks and annual attendance of approximately 37.7 million according to Amusement Business. Walt Disney has made substantial capital investments in the Orlando market and its parks draw a significant number of vacationing visitors to Orlando.

Orlando Market

Accommodations

In 2002, the greater Orlando area had approximately 110,000 hotel rooms, an increase of 3.7% from the 106,083 in 2001, making Orlando one of the largest hotel markets in the country. During the first six months of 2002, Orlando occupancy was 67%, which was down 5.9% versus 2001. By comparison, the Miami, Florida hotel market was down 10% versus 2001. Several major hotel chains are continuing to open new hotels in the Orlando market. The Ritz-Carlton opened a 584-room hotel in July 2003 and J.W. Marriott is planning to open a 1,000-room hotel in the near future.

Passenger Traffic

Orlando International Airport is the 23rd largest airport in the world, and the 14th largest in the United States, ranked by the number of passengers during the period of January-June 2002 according to the Airports Council International. Currently, Orlando International Airport provides non-stop service to 68 destinations in the United States and 25 international cities and served 26.7 million passengers in 2002. Greater Orlando Aviation Authority forecasts project that Orlando International Airport will serve close to 35.0 million passengers annually by the end of 2007.

Convention / Group Meeting Visitors

The Orange County Convention Center is currently ranked third in the United States in terms of prime exhibit space behind McCormick Place in Chicago and Las Vegas Convention Center. Their new expansion project, scheduled to be completed in 2003, will add an additional 1.0 million square feet in exhibition space. This expansion will make the Orange County Convention Center the second largest in the United States in terms of prime exhibit space and should stimulate additional visitation to the market.

Business

Overview

We own and operate two theme parks, Universal Studios Florida and Islands of Adventure, and CityWalk, a dining, retail and entertainment complex, at Universal Orlando Resort in Orlando, Florida. Universal Orlando Resort also includes three themed hotels, The Portofino Bay Hotel, a Loews Hotel, The Hard Rock Hotel and The Royal Pacific Resort, a Loews Hotel, which are located within walking distance of our theme parks and CityWalk. These hotels are owned by UCF Hotel Venture, in which Vivendi Universal Entertainment has an indirect minority interest. Our theme parks combine well-known movie, TV, comic and story book characters with exciting and technologically advanced rides and attractions. We have made significant investments in our facilities in recent years with expenditures in excess of $2.2 billion for our expansion, including the construction of Islands of Adventure, CityWalk and related resort infrastructure. In addition, in excess of $580.0 million has been invested in the development of the three on-site resort hotels by UCF Hotel Venture.

Universal Studios Florida

Universal Studios Florida is a movie-based theme park designed to allow guests to become part of their favorite movies. Universal Studios Florida features a total of 17 rides (and one new ride currently under construction), attractions and shows along with facades of famous film locations. Some of our current rides and shows are:

•	Jaws®: A multi-sensory water-based ride adventure which brings guests face to face with a three ton great white shark during a boat ride off the coast of Amity.
•	Back To The Future The Ride®: Guests ride a specially designed DeLorean vehicle and become Doc Brown's time-traveling volunteers as they are led on a wild chase from the Ice Age to the year 2015.
•	Earthquake® — The Big One: The attraction that introduces visitors to the world of special effects as they experience an 8.3 Richter scale quake from a San Francisco subway train.
•	E.T. Adventure®: Guests climb aboard star bound bicycles to help E.T. save his dying planet and continue the saga of one of the world's most beloved screen characters.
•	Terminator 2: 3D Battle Across TimeTM: A cyber-adventure attraction that puts guests in the middle of the action with live stunts and high-tech special effects.
•	Twister . . .. Ride It Out®: The attraction that puts guests a mere 20 feet away from the awesome spectacle of a five-story tornado including intensifying winds and pounding rain in an indoor vortex.
•	Men In BlackTM Alien AttackTM: The world's first life-size, ride-through interactive video game where guests zap aliens and compete with each other for high scores.
•	Beetlejuice's Graveyard RevueTM: A revue-style show featuring the official Universal monsters such as Frankenstein, Dracula and The Wolfman singing and dancing to rock 'n' roll classics.
•	Animal Planet Live!TM: A show where the animals take center stage as they execute clever feats, interact with guests, and perform sketches.
•	A Day in the Park with BarneyTM: A sing-along interactive show where children can see Barney, Baby Bop and BJ live every day.
•	Jimmy Neutron's Nicktoon BlastTM:A wild rocket chase through the world of some favorite Nicktoons®, such as Sponge Bob SquarePants® and The Rugrats®.
•	Shrek 4-DTM:Guests join Shrek, Donkey and Princess Fiona on an all-new "4-D" adventure that picks up where DreamWorks' Oscar®-winning movie left off.

The streets of Universal Studios Florida feature facades recreating famous movie locations in San Francisco, New York and Hollywood. These facades recreate the "backlot" and are used as locations for filmed entertainment productions. We believe Universal Studios Florida also appeals to younger children with attractions such as Woody Woodpecker's KidZone® and A Day In The Park With BarneyTM, featuring an interactive show and play area for pre-schoolers. At Nickelodeon Studios®, kids can get a behind-the-scenes tour every day to learn how Nick's popular shows are made, while Animal Planet Live!TM and Beetlejuice's Graveyard RevueTM provide entertainment for all ages.

Food and beverage facilities at Universal Studios Florida include two full service restaurants and four cafeteria-style facilities, for a total of more than 3,800 seats, and 10 fast-food stands.

Islands of Adventure

With 16 rides, attractions and shows, we believe Islands of Adventure, named "Best Theme Park" by the Theme Entertainment Association in 2000 and recognized by U.S. News & World Report as "America's hottest new theme park", combines advanced technology, innovative ride design and popular themes and characters to provide guests with exciting entertainment experiences drawn from the great stories of movies, myth and books.

Visitors enter Islands of Adventure through a Port of Entry® where they begin their journey through the themed islands of the park. In this area, visitors find numerous street merchants, shops and restaurants. Once through the Port of Entry®, our guests have a panoramic view across a large central lagoon surrounded by five distinct and individually themed islands, all of which opened in 1999:

•	Seuss LandingTM: The beloved characters of Dr. Seuss come to life in Seuss LandingTM with rides and attractions such as The Cat In The HatTM, Caro-Seuss-elTM, One Fish, Two Fish, Red Fish, Blue FishTM and If I Ran The ZooTM. Seuss LandingTM also celebrates Christmas with a highly popular holiday special event appropriately named "GrinchmasTM."
•	The Lost Continent®: In The Lost Continent®, visitors participate in rides and attractions featuring epic heroes and their many adventures, including Dueling Dragons®, the world's first double roller coaster; Poseidon's Fury®, an expedition of explorers that rediscovers a legendary lost underwater city; and the Eighth Voyage of Sindbad®, a live-action stunt showcase, which combines stunts, pyrotechnic effects and high seas heroics. The marketplace at The Lost Continent® surrounds visitors with games of skill and chance, numerous themed shops, and live entertainment.
•	Jurassic Park®: Visitors to Jurassic Park® encounter the mysteries and wonders of a prehistoric world. The Jurassic Park River Adventure® takes guests on a raft ride tour through Jurassic Park's dinosaur habitats. Camp Jurassic® provides children with a prehistoric playground of dinosaur net traps while the Pteranodon Flyers® coaster ride soars overhead. The Jurassic Park Discovery Center® features entertaining and educational hands-on activities designed for the whole family to enjoy.
•	Toon Lagoon®: In Toon Lagoon®, a line-up of popular comic strip and cartoon characters come to life on rides and attractions such as Popeye and Bluto's Bilge-Rat Barges®, where passengers white-water raft around Popeye's Island in pursuit of Popeye®, Bluto®, Olive OylTM and Sweet' Pea; and Dudley Do-Right's Ripsaw Falls®, a high-speed log flume ride featuring appearances by the cast of characters from the Dudley Do-Right animated television series.
•	Marvel Super Hero Island®:Visitors to Marvel Super Hero Island® discover superheroes and arch villains locked in battle in a place where good always triumphs over evil. Marvel Super Hero Island® employs a combination of motion simulation and theatrical production techniques to create a unique theme park experience for our guests with such rides as The Amazing Adventures of Spider-Man®, named "Best Dark Ride" by Amusement Today in 2001 and the best attraction in 2000 by the Theme Park Association of America; the Incredible Hulk Coaster®, named the number one steel coaster in the world by the Discovery Channel on "Top Ten Coasters" in May 2002; and Dr. Doom's Fearfall®, where guests skyrocket 150 feet straight up and then plunge back to earth in less than 3 seconds.

Food and beverage facilities at Islands of Adventure include two full service restaurants and five cafeteria-style facilities, providing a total of more than 3,600 seats, and 17 fast-food and beverage stands.

CityWalk

CityWalk is a diverse collection of restaurants, retail outlets, nightclubs and a 20 screen cineplex located between the entrances to both Universal Studios Florida and Islands of Adventure. The 30 acre complex offers free general admission, except for cover charges for admission to various night clubs or shows. Parking is free after 6:00 p.m. Easily accessible by foot or boat from the three on-site hotels and our theme parks, CityWalk's restaurants and storefronts offer a selection of high quality daytime dining and shopping opportunities. In the evening, as guests emerge from our theme parks, CityWalk provides a comprehensive array of nighttime entertainment facilities, including dance clubs and live entertainment. Patrons of CityWalk can enjoy:

•	A wide variety of table service restaurants including the world famous Emeril's® Restaurant Orlando, Hard Rock Cafe® Orlando, Jimmy Buffett's® Margaritaville®, Latin Quarter®, Motown® Cafe Orlando, NASCAR CaféTM and NBA City®, along with numerous fast-food venues featuring various themes designed to cater to a wide variety of tastes.
•	Nightclubs such as Bob Marley — A Tribute to Freedom, CityJazz® and Pat O'Brien's® Orlando that offer guests an array of music from reggae to blues, as well as other live entertainment and dancing; Jimmy Buffett's® Margaritaville®, Latin Quarter® and Motown® Cafe Orlando also turn into nightclubs after 11:00 p.m.
•	The Hard Rock Live!® Orlando concert venue, which has featured such acts as Elton John, Elvis Costello, Indigo Girls, Kansas, Moody Blues, Sheryl Crow, Smashing Pumpkins, Stone Temple Pilots and Sugar Ray.
•	Retail stores, such as All-Star Collectibles, The Endangered Species Store®, Fresh Produce®, Fossil® and Quiet Flight® Surf Shop.
•	A 20 screen movie theater which ranks second in Orlando market share.

There are 31 facilities at CityWalk. We own and operate 12 of these facilities and lease 19 to third parties and affiliated entities (four of which we operate). We also have an ownership interest in four of the entities that lease establishments from us.

Our Competitive Strengths

World-Class Entertainment Resort

We believe that we offer our guests an outstanding resort and entertainment experience with two distinct theme parks featuring live shows and technologically advanced rides and attractions. Many of our rides, such as The Amazing Adventures of Spider-Man®, named "Best Dark Ride" by Amusement Today in 2001 and "Best Attraction" in 2000 by the Theme Park Association of America, employ a combination of motion simulation and theatrical production techniques to create exciting experiences for our guests. Our live shows, such as the Eighth Voyage of Sindbad® and Beetlejuice's Graveyard RevueTM feature exciting stunts and special effects. The resort experience is enhanced by the convenience of on-site hotel accommodations provided by UCF Hotel Venture and CityWalk's restaurants, stores and other amenities. We focus on guest hospitality and providing clean and well-maintained facilities with compelling food and merchandise offerings. Our increase in market share of Orlando theme park attendance from 17% in 1997 to 23% in 2002 evidences the growing popularity of Universal Orlando Resort.

Orlando, Florida Location

Our theme parks are located in Orlando, Florida, which has seven major theme parks and the largest annual theme park attendance in the United States. According to industry research, Orlando is the number one domestic family vacation destination and second overall vacation destination in the continental United States. Theme park attendance in Orlando has grown rapidly since 1990 from 33.8 million to an estimated 55.6 million in 2002 for a compound annual growth rate of 4.2%. This growth was driven by healthy economic conditions, industry wide marketing activities, the introduction of new theme parks and attractions and expansion of Orlando's infrastructure.

Globally Recognizable Brands

We have licenses to use the Universal name and other globally recognized movie, TV, comic and story book characters such as Spider-Man®, The Incredible Hulk®, Shrek®, Jaws® and characters from Dr. Seuss. We believe our collection of characters, brands and themes and our well-established legacy with feature-film production and Hollywood provide us with a highly effective means of attracting consumers to our theme parks.

Capital Investment

Since 1990, we have invested approximately $3.3 billion in our theme parks and resort infrastructure of which $2.2 billion was invested in connection with the opening of Islands of Adventure, CityWalk and related resort infrastructure. In addition, UCF Hotel Venture has invested over $580.0 million in its three on-site hotels. We believe that this capital investment has created a world-class theme park vacation destination with the most exciting and technologically advanced rides and attractions for our guests.

Experienced Management Team

We have assembled an experienced senior management team. Robert Gault, our President and Chief Executive Officer, has 39 years of theme park experience, including 10 years with Vivendi Universal Entertainment and its affiliates. Thomas Williams, Chairman and Chief Executive Officer of Universal Parks & Resorts, a division of Vivendi Universal Entertainment, has a substantial role in the oversight and strategic direction of Universal Orlando and was formerly our President and Chief Operating Officer. Mr. Williams is based in Orlando and has 33 years experience in the hospitality and leisure industries. Our senior management team has an average of 20 years experience and leadership in the theme park industry and we believe that our current management team's experience will help us to continue to grow our business.

Hotels

The three themed on-site hotels at Universal Orlando Resort are owned by UCF Hotel Venture, a joint venture indirectly owned 50% by Loews Hotel Holding Corp., 25% by Vivendi Universal Entertainment and 25% by Rank America, Inc. All of the hotels are managed by Loews Hotels. The Portofino Bay Hotel, a Loews hotel, is a 750-room, four-diamond property that opened in September 1999. The Hard Rock Hotel, is a 650-room property that opened in January 2001. The Royal Pacific Resort, a Loews Hotel, is a 1,000-room property that opened in June 2002. These three hotels have over 130,000 square feet of meeting space, including an 80,000 square foot meeting facility adjacent to the Royal Pacific Resort built to capitalize on Orlando's reputation as a convention destination. All three hotels are within walking distance of our two theme parks and CityWalk. The hotels, our theme parks and CityWalk are connected by a waterway with water taxi service based at CityWalk.

The hotels form an integral part of the total Universal Orlando Resort vacation experience and have been crucial in our transition from a single-day attraction into a resort destination. We are responsible for sales and marketing for the overall destination, including our theme parks, hotels, and CityWalk. Hotel guests that visit our theme parks enjoy many benefits, including:

•	Express access at designated rides.
•	Priority seating at all restaurants within the theme parks and at the restaurants owned or managed by us at CityWalk.

•	Ability to charge expenditures at most of the venues at our theme parks and CityWalk on their hotel room key.
•	Free same-day delivery to a guest's hotel room of any purchase made by a hotel guest at our theme parks.

We have entered into long-term ground leases with UCF Hotel Venture relating to each of the hotels and derive rental revenue from those leases based on gross hotel revenues. Although we benefit from guests of these hotels visiting our theme parks and CityWalk, we obtain no significant revenue from the operation of these hotels other than rental revenue paid to us by UCF Hotel Venture.

Movie Production Facilities

In keeping with our Hollywood theme, we maintain a working television and movie production facility on our property, which we believe is the largest facility of its kind in the United States outside of Hollywood. Our movie production facility comprises nine soundstages, a backlot, a two-story building providing temporary office space and capable of housing up to 82 different tenants at any one time, and a production support services building of more than 75,000 square feet that houses approximately 13 different service providers, all offering services that support the movie production facility. Situated between Universal Studios Florida and Islands of Adventure, our movie production facility provides our guests with a first hand look at movie and television production, whether as witnesses to a shoot in the backlot or as members of a live studio audience. We believe having this facility at our theme park reinforces our strong connection with the "Universal" brand.

Our movie production facility generated revenues of approximately $2.8 million in 2002, primarily from rentals to third parties of our soundstages and backlot locations for producing commercials, music videos and television shows and pilots.

Marketing and Promotion

Our sales and marketing strategy targets families with children ten years of age or older. We also target active, outgoing people of all ages who would be motivated to attend without children. We utilize various sales and marketing channels to increase the number of visitors to our theme parks, including national television advertising, internet sales channels, our subsidiary travel company, Universal City Travel Partners d/b/a Universal Parks & Resorts Vacations, sales to timeshare operators and the establishment of national joint marketing partnerships. Our sales and marketing expense for 2002 was $72.8 million. In addition, we also benefit from significant marketing spending by corporate sponsors on our behalf.

National Television Advertising

We spend approximately $20.0 million annually on national television advertising, with our marketing activities in this area heavily weighted toward the key vacation planning period of February to May. We launched a new national marketing campaign at the beginning of 2002 to advertise Universal Orlando as "A Vacation from the Ordinary." This message continued into 2003 and was aimed at building awareness for the resort as a whole (and not just our theme parks), especially to visitors from outside of Florida. We believe the campaign was successful in driving increases in awareness, which led to attendance growth from many of our targeted markets.

Internet Sales

Approximately 35% of our theme park guests use the Internet to gather information about us and Internet sales account for approximately 6% of our pass revenue. We have made extensive modifications to our website to help ensure strong brand linkage and ease of navigation. Additionally, we are building our customer relationship management capabilities to further enhance our ability to market our message online. Through our affiliate relationship with Vivendi Universal Entertainment and USA Interactive, we are gaining access to significant Internet resources, which we believe will enhance our ability to deliver our marketing message to qualified households and sell more tickets to our theme parks. In 2002, we distributed more than 34 dedicated e-mail marketing newsletters that reached over four million mailboxes.

Universal Parks & Resorts Vacations

Our subsidiary, Universal Parks & Resorts Vacations (formerly Universal Studios Vacations), serves as our own travel agency and accounts for 4% of pass revenue. Universal Parks & Resorts Vacations primarily sells travel packages to consumers. This includes organizing vacation packages, including theme park passes to Universal Studios Florida and Islands of Adventure, reservations for air travel and hotel accommodations and rental car transportation. In addition, Universal Parks & Resorts Vacations operates its own travel website, operates guest service desks at more than 50 locations primarily at key hotels in Orlando and is expanding its presence on the Internet with 12 third party website relationships, such as AAA.com. In 2002, Universal Parks & Resorts Vacations accounted for approximately 9% of our annual paid admissions.

Timeshare Operators And Other Distribution Channels

A significant portion of our pass sales is generated through our relationships with timeshare operators in the Orlando area. Many timeshare operators purchase passes from us at a discounted price in order to offer those passes to consumers as a reward for taking a tour of their timeshare properties. We also sell discounted passes to timeshare operators for sale to renters of their timeshare properties. Pass sales from the timeshare sales channel approximately 12% of our annual paid admissions. A majority of these passes are sold by a small group of major timeshare operators in the Orlando area. In addition, we have several other primary distribution channels, including AAA, which has locations across North America, and accounts for approximately 3% of annual paid admissions, hotel guest service desks which account for approximately 5% of annual paid admissions and other key domestic and international travel operators.

Corporate Sponsorships

We enter into sponsorship agreements and benefit from sponsorship agreements entered into by Vivendi Universal Entertainment and its affiliates with national and international companies that provide us with significant marketing exposure but do not require significant cash expenditure on our part. The following is a brief summary of some of the major sponsorship agreements that benefit our business:

The Coca-Cola Company

The Coca-Cola Company has been granted certain designations, such as, the "Official Soft Drink" of Universal Studios Florida and Islands of Adventure, has been given exclusive marketing, advertising and associational rights in the soft drink and juice categories with respect to Universal Studios Florida, Islands of Adventure and CityWalk and has exclusive product availability with respect to soft drinks and juices sold at Universal Studios Florida, Islands of Adventure and those portions of CityWalk wholly owned or controlled by us or our affiliates. In return, Coca-Cola pays annual sponsorship fees and established a marketing fund for joint promotional activities benefiting us as well as certain other affiliates. This sponsorship agreement continues through December 31, 2012.

Kodak

The Eastman Kodak Company has been granted the right to market itself as the "Official Imaging Products" of our theme parks and CityWalk, designated as a sponsor of Woody Woodpecker's Nuthouse Coaster® at Universal Studios Florida and The Flying Unicorn® at Islands of Adventure and has been granted exclusive product sales, advertising and promotion rights at Universal Studios Florida, Islands of Adventure and those portions of CityWalk wholly owned or controlled by us or our affiliates. Kodak also has a right of first refusal to provide and operate all "image capturing businesses" at our theme parks at its sole expense plus a concession fee payable to us. In return, Kodak pays annual sponsorship fees, establishes an annual marketing fund benefiting us as well as certain other affiliates of Vivendi Universal Entertainment and has constructed image capture kiosks at our theme parks. This sponsorship agreement continues through December 31, 2005.

MasterCard

MasterCard has been granted exclusive marketing and advertising rights as the "Official Card" of our theme parks and certain other Universal properties owned by our affiliates. In return, MasterCard pays annual sponsorship fees and has committed to certain minimum marketing and promotional expenditures benefiting us as well as certain other affiliates of Vivendi Universal Entertainment. This sponsorship agreement continues through December 31, 2007.

Toyota

Toyota has been granted the right to market itself as the "Official Car of Universal Studios," has been designated as a sponsor of The Amazing Adventures of Spider-Man® ride at Islands of Adventure and Back To The Future The Ride® at Universal Studios Florida, and has been granted the right to display vehicles at our theme parks and CityWalk. Toyota also has a right of first refusal to sponsor special events within the car category at our theme parks. In return, Toyota pays annual sponsorship fees and established a marketing support fund benefiting us as well as certain other affiliates of Vivendi Universal Entertainment. This sponsorship agreement continues through May 14, 2004.

Competition

The Orlando theme park market is extremely competitive, with the highest concentration of theme parks per square mile in the world. There are currently five competing major theme parks in Orlando not owned by the partnership. The Walt Disney Company owns four of these: Disney's Magic Kingdom®, Epcot®, Disney-MGM Studios and Disney's Animal Kingdom®. The Magic Kingdom, Disney's original Orlando theme park, targets families with young children and benefits from strong brand recognition of their flagship icon, Mickey Mouse. Epcot is a tour through the countries of the world, Disney-MGM Studios is a movie-based theme park and Disney's Animal Kingdom is an animal based theme park featuring both live and imaginary animal attractions. In addition, Anheuser Busch has a Sea World® theme park in Orlando. Due partly to its longer operating history within the theme park industry, Disney has the highest level of unaided awareness in the theme park industry and commands the majority market share. In the past three years, however, Disney's market share has started to erode as families with older children seek more relevant theme park alternatives providing action and thrill-oriented rides and attractions.

The Orlando theme parks compete with other theme parks around the country as well as other forms of entertainment and recreation around the world. These include sports and outdoor activities and other vacation travel (cruises, beaches, etc.). Other principal competitive factors of a theme park include location, price, uniqueness and quality of the rides and attractions, entertainment value, general atmosphere and cleanliness.

Park Operations

Although our theme parks are open every day of the year, we adjust our hours of operation, as well as our staffing levels, based on expected attendance. The management of the day-to-day operation of our theme parks by our management team is overseen by our manager, Vivendi Universal Entertainment, pursuant to the terms of our partnership agreement. For a more detailed description of how we are managed see "Management" and "Description of Our Partnership Agreement."

Our theme parks contain over 20 stores for guests to purchase memorabilia, souvenirs and apparel, many of which are located at the exits for some of our most popular rides and attractions. In addition, carts and vending programs provide us with the ability to increase our merchandise offering to accommodate peak attendance periods. Each of Universal Studios Florida and Islands of Adventure contains one major store facility near the park exit to accommodate end-of-the-day purchases.

Pass Sales

In connection with our strategy to maximize incremental revenue and profit opportunities, we regularly review our pass price levels and mix of pass category sales to capitalize on opportunities to implement selective price adjustments and strategies. We currently offer a number of pass options to our theme park guests. A one-day pass ($51.95) entitles the guest to visit either Universal Studios Florida or Islands of Adventure for an entire day. A two-day pass ($96.95) entitles the guest to visit both of our theme parks for two full days with the ability to travel freely between the theme parks, and also includes an optional third day free for guests willing to use all three days within a 7-day period. A three-day pass ($111.95) entitles a guest to visit both of our theme parks freely over three full days at any time. The Orlando FlexTicket ($175.95) entitles a guest to visit both of our theme parks over two weeks. The Orlando FlexTicket can also be used over those same two weeks at Wet "n Wild® and Sea World® Orlando. There is also a five-park Orlando FlexTicket ($209.95) which also includes Busch Gardens® Tampa Bay. We also have two annual pass options. The first annual pass option ($169.95) entitles a guest to unlimited visits to both of our theme parks for a full year with no restrictions and includes free parking. The second annual pass option ($109.95) is similar, but includes blackout dates and does not include free parking. During 2002, revenue from sales of one-day passes accounted for 55% of our revenue from pass sales, two-day passes accounted for 30% of our revenue from pass sales, three-day passes accounted for 3% of our revenue from pass sales. The Orlando FlexTickets accounted for 7% of our revenue from pass sales and both kinds of annual passes accounted for approximately 6% our revenue from pass sales. Prices are exclusive of Florida state sales tax (currently 6.5%), which is applicable to all ticket sales.

The table below sets forth certain information relating to our pass sales in 2002:

(Revenue and number of unique visitors in millions)	Total Number of Unique Visitors	Attendance Per Visitor		Average Attendance	Price		Revenue(1)
Type of pass
One-Day	4.9	1.00		4.9	$41.19		$201.7
Two-Day	1.5	2.12	(2)	3.1	73.45		109.1
Three-Day	0.1	2.61		0.3	75.62		9.8
Orlando FlexTicket	0.3	2.69		0.9	81.88		25.6
Annual Pass	0.2	4.03		1.0	121.05		21.2
Other(3)	0.1	2.24		0.2	N/A		(1.3	) (4)
Total	7.1	1.45	(5)	10.4	$51.29	(5)	$366.1

(1)	Net of discounts and commissions.
(2)	Reflects effect of "Third Day Free" promotion.
(3)	Primarily includes VIP tour tickets and length of stay tickets sold at on-site hotels.
(4)	Includes annual pass revenue deferral.
(5)	Reflects weighted average.

Capital Improvements

We regularly make capital investments in new rides and attractions and in the enhancement of existing rides and attractions. We believe these investments are critical in maintaining our technologically advanced theme parks and to effectively compete with our competitors. We currently plan to spend approximately $52.5 million in 2003 in connection with capital improvements. During the nine months ended September 27, 2003, we invested approximately $39.2 million in capital improvements.

In order to ensure the creative content of Universal movies is successfully translated into our newly developed rides and attractions, a worldwide creative team from Vivendi Universal

Entertainment, Universal Creative, provides design and oversight for all new capital initiatives in our theme parks. For our rides and attractions that are also developed for other Universal theme parks, research and development costs are allocated pro rata among the various Universal theme parks that are building the same ride or attraction. Under this arrangement we collected approximately $10.9 million from Universal Studios Japan in April 2003 related to the technology and design of The Amazing Adventures of Spider-Man® ride. We are currently sharing with Universal Studios Hollywood and Universal Studios Japan the costs of developing Shrek 4-DTM. We were able to reduce our expenditure by approximately $5.0 million for this attraction by way of this cost sharing.

We opened two new attractions at Universal Studios Florida during 2003: Jimmy Neutron's Nicktoon BlastTM and Shrek 4-DTM. We have also started construction on a new indoor coaster, Revenge of the MummySM, which we plan to open in the spring of 2004. Including the benefit of our cost sharing arrangement, we estimate the total cost for these three attractions at $65.0 million, with $45.0 million being spent during 2003 and 2004.

Maintenance and Inspection

We maintain and develop our rides in accordance with standards developed by ASTM International for the design, manufacture, testing, operation, maintenance and inspection of amusement rides and devices. ASTM International is a not-for-profit organization that provides a global forum for the development and publication of voluntary consensus standards for design, materials, products, systems and services that are widely accepted within our industry. We use a computerized maintenance management system to manage our maintenance program, which includes daily, monthly and yearly inspections and extensive preventative maintenance.

Our in-house inspectors are certified by the National Association of Amusement Ride Safety Officials. Our in-house inspectors conduct regular inspections and file annual inspection affidavits with the State of Florida Department of Agriculture and Consumer Services, or the "FDA." We have a memorandum of understanding with the FDA pursuant to which our inspection and maintenance personnel conduct two consultations per year at our theme parks with FDA officials and representatives from other major Florida theme parks. During those site visits, our in-house inspectors consult with the FDA on our ride safety programs and conduct an educational seminar for the FDA inspectors on recent developments in amusement ride technology and safety. We also report certain ride injuries to the FDA pursuant to the memorandum of understanding.

Federal legislation has been proposed to grant the federal Consumer Products Safety Commission jurisdiction to regulate fixed amusement park rides and attractions. Such regulation could result in increased costs for compliance and the unavailability of rides in the event of an incident investigation.

Intellectual Property

We license the right to use a substantial number of intellectual properties as walk-around characters and as themed elements in rides, attractions, food and retail outlets as well as on merchandise developed by or for us. We have acquired the right to use the majority of this intellectual property pursuant to the terms of our partnership agreement which has been confirmed by a separate License Agreement, which we refer to as the "Universal License Agreement", with Universal Studios, Inc. and Universal City Studios LLLP, an indirect, wholly-owned subsidiary of Vivendi Universal Entertainment, and certain of their affiliates, collectively referred to as the "Universal License Parties." We also license various intellectual property rights directly from unaffiliated third parties.

The Universal License Agreement grants us a non-exclusive right to use the name "Universal" in connection with the operation of our theme parks and the non-exclusive right to use all proprietary and creative elements controlled by the Universal License Parties, including third party licensed rights. The rights under the Universal License Agreement are granted to us without cost, except for reimbursement of costs paid by the Universal License Parties to unaffiliated third parties to obtain or maintain third-party licenses, and are subject to third party contractual limitations. The Universal License Agreement also provides that we will be informed of the status of negotiations relating to potential acquisitions of proprietary creative elements for possible new attractions at our theme parks.

Under the Universal License Agreement, our right to use the Universal name in connection with Universal Orlando continues indefinitely at no cost to us until 30 months after the date that (i) Universal CPM is no longer a wholly-owned subsidiary of Universal Studios, Inc., Vivendi Universal Entertainment or any of their respective affiliates or (ii) neither Universal CPM, Universal Studios, Inc. or Vivendi Universal Entertainment, nor any wholly-owned subsidiary of Universal Studios, Inc. or Vivendi Universal Entertainment, is a partner in or is a partner in a partnership which is a partner in us, unless otherwise consented to by Universal CPM or Universal Studios, Inc. The right to use the creative and proprietary elements controlled by the Universal License Parties continues at no cost to us, subject to third party contractual limitations, until such time as Universal Studios, Inc., Vivendi Universal Entertainment or any of their affiliates ceases to have a partnership interest in Universal City Florida Holding Co. II, our general partner, provided that such license will not expire with respect to any creative and proprietary elements then licensed to us for so long as we continue to operate our theme parks to a standard substantially consistent with the standard they were operated at the time Universal Studios, Inc. or any of their affiliates ceased to have a partnership interest in Universal City Florida Holding Co. II.

Intellectual properties licensed to us under the Universal License Agreement include the following:

•	The Cat in the HatTM, If I Ran the ZooTM, One Fish, Two Fish, Red Fish, Blue FishTM and Caro-Seuss-el and all other Dr. Seuss-related thematic elements licensed by Dr. Seuss Enterprises.
•	Shrek® licensed by DreamWorks, LLC.
•	Popeye & Bluto's Bilge-Rat Barges® and Olive OylTM licensed by King Features, as a division of The Hearst Corporation.
•	The Amazing Adventures of Spider-Man®; Doctor Doom's Fearfall®; The Incredible Hulk Coaster®; and Storm Force Acceletron® licensed by Marvel Characters, Inc.
•	Dudley Do-Right's Ripsaw Falls® licensed by Jay Ward Properties.
•	Various Nickelodeon elements licensed by MTV Networks including certain characters and elements used in the Jimmy Neutron's Nicktoon BlastTM.

Our licensed intellectual property rights vary in term, some lasting for as long as the relevant attraction is operational with others expiring periodically over the next several years. The intellectual property rights granted to us pursuant to the Universal License Agreement and our other third party license agreements generally include the right to use all creative elements, trademarks, trade names and characters in theming for rides and attractions and in retail outlets, and to feature as walk-around characters. Most of our license agreements are subject to customary approval rights concerning the design of merchandise and marketing materials using the themed elements owned by the licensors. Most of our intellectual property rights, whether acquired directly or pursuant to the Universal License Agreement, require the payment of basic license and royalty fees to unaffiliated third parties on merchandise manufactured by or for us that include the licensed elements and are generally terminable if we breach by failing to maintain quality standards or use the properties in accordance with the license. While some intellectual properties used at our theme parks and the full scope of our present use of some intellectual properties may not be covered by formal licenses, we believe our rights to use these intellectual properties are secured on the basis of custom, practice and knowledge of the relevant intellectual property owners. We believe that our rights to the intellectual properties we use at our theme parks are sufficient for the current operation of our business.

The following is a brief description of some of the material license agreements entered into by Universal Studios, Inc. or its affiliates through which we sublicense the right to use certain of our themed elements:

Dr. Seuss

Universal Studios, Inc. has a license agreement with Dr. Seuss Enterprises, L.P. pursuant to which we obtain the right to use characters owned by Dr. Seuss Enterprises. Universal Studios, Inc. has world wide theme park exclusivity for use of the Dr. Seuss elements with the proviso that Universal Studios, Inc. will not develop or operate more than three theme parks based on Dr. Seuss elements in the United States, as well as a non-exclusive license to make and sell Dr. Seuss themed merchandise. Dr. Seuss Enterprises is paid a guaranteed yearly merchandise royalty that varies with the paid attendance at our theme parks for the applicable year. The license will continue for so long as the Dr. Seuss properties are used in our theme parks and is assignable to a successor owner of theme parks containing Dr. Seuss elements.

DreamWorks

Universal Studios, Inc. has a license agreement with DreamWorks, L.L.C. pursuant to which we hold a sublicense allowing us to incorporate certain properties and elements owned or controlled by DreamWorks into our theme parks, including our attractions, live events, restaurants, costumed characters and promotional activities. We also have the right to manufacture and sell merchandise using DreamWorks elements, subject to pre-existing third-party arrangements with DreamWorks. DreamWorks has reasonable approval rights over creative and design aspects, location, advertising, promotions and merchandising in connection with properties owned or controlled by DreamWorks and used in connection with our theme parks. Under the license agreement, DreamWorks receives an annual exclusivity fee, which is off set by certain additional fees payable to DreamWorks during the relevant year. Additional fees payable to DreamWorks include: an initial permanent attraction fee; an annual fee per theme park for each permanent DreamWorks attraction after the initial year the attraction is opened (with certain increases depending on how many DreamWorks attractions are at a single theme park); an annual fee per live event based on a DreamWorks property; a one-time fee per theme park for use of certain walk-around characters and for any restaurant opened that is based on a DreamWorks theme; and fees (as negotiated between DreamWorks and us) for other uses. DreamWorks also receives merchandise royalties from DreamWorks merchandise we manufacture for sale at our theme parks. Shrek 4-DTM is currently our only permanent attraction solely dedicated to a DreamWorks property governed by this agreement. The term of the agreement continues through 2006, with varying renewal periods.

King Features

Universal City Studios LLLP, a subsidiary of Universal Studios. Inc., has a license agreement with King Features, a division of The Hearst Corporation, pursuant to which we obtain the right to use characters, such as Popeye®, BlutoTM and Olive OylTM. We have a license to use the King Features elements for our theme park attractions, advertising, publicity and marketing, subject to reasonable approval rights of King Features, until 2019, with options to renew in ten-year successive increments so long as we continue to operate a Popeye themed attraction. The license is assignable and Universal City Studios LLLP has theme park exclusivity within the United States and Canada with respect to the use of the characters and a non-exclusive right to manufacture and sell related merchandise. King Features receives an annual fee, of which 50% is considered an advance guarantee against a merchandise royalty.

Marvel

Universal Studios, Inc. has a license agreement with Marvel Characters, Inc. pursuant to which we hold a sublicense to use properties and elements owned by Marvel. Marvel receives an annual license fee and a guaranteed annual royalty fee for all merchandise themed with Marvel characters. Pursuant to the license agreement, the Marvel properties are entitled to certain levels of advertising and publicity in connection with the marketing of our theme parks. Our use of the Marvel elements for theming, promotions and other purposes are subject to Marvel's reasonable approval. We have geographical exclusivity east of the Mississippi River with regard to the specific Marvel characters we utilize. The license for the Marvel properties does not prohibit its assignment and is for the duration of our use of attractions themed around Marvel characters.

Seasonality

Our business is seasonal. Though the weather in Orlando allows us to admit customers every day of the year, our attendance follows a seasonal pattern which coincides closely with holiday and school schedules. We address this seasonality by attempting to attract business during non-peak times and by reducing variable expenses during non-peak times.

We attempt to increase attendance during traditionally slow months in a number of ways. For instance, we try to increase attendance by local customers by coordinating special events. Halloween Horror Nights® in October covers approximately 20 nights and significantly increases our local attendance. In another effort to boost local attendance and mitigate the effects of seasonality, we host our Mardi Gras special event every Friday and Saturday from late February to early April and every day for two weeks in April. Other initiatives include renting the parks to corporate customers for after-hour events, providing discount ticket offers to Florida residents and packaging hotel-inclusive special deals to stimulate customers who do not live in the Orlando area but are close enough to drive.

We also attempt to reduce variable expenses by making a number of operational adjustments during non-peak periods. For example, we reduce our operating hours based on anticipated attendance, opening at 9 a.m. and closing as early as 5 p.m. Also, attractions, shows, restaurants and stores are operated at reduced capacity.

We also carefully tailor our staffing levels. For example, we only hire enough full-time employees to provide a full schedule during our non-peak periods. Increased labor requirements are handled through casual and seasonal employees, overtime and other approaches, such as having our full-time employees who do not normally work in the park, such as our maintenance and support staff, fulfill shifts in the parks during peak times, or hiring employees from retirement communities. We also minimize our labor requirements by categorizing days, for purposes of staffing, based on estimated attendance at our theme parks. For each potential operating hour combination we have low, medium and high attendance levels, and we develop staffing grids to meet the capacity requirements of each particular situation.

Insurance

We are provided with insurance of the types and in amounts that we believe adequately protect our interests within the constraints of insurance market availability and pricing by Vivendi Universal Entertainment for which we are allocated charges for premium payments, which are generally less expensive than what we could otherwise obtain on a standalone basis. The insurance includes multi-layered general liability policies that presently provide for excess liability coverage of up to $400.0 million per occurrence. Our self-insured retention varies from year to year based upon a financial analysis of then current premiums and cost of capital. The insurance also includes fire and extended coverage, workers' compensation, terrorist, business interruption and other forms of insurance of types and in amounts typical for businesses in this industry. The fire and extended coverage policies insure our real and personal properties (other than land) against physical damage resulting from a variety of hazards. We also maintain a directors' and officers' liability insurance policy for our officers and directors while serving us in that capacity. This policy provides personal asset protection to individuals insured when we are otherwise unable or prohibited from indemnifying them for liabilities arising as a result of their service to us in their capacities as an officer or director.

Environmental and Other Regulations

We are subject to various federal, state and local environmental laws and regulations governing water discharges, air emissions, soil and groundwater contamination, the installation and operation of underground and above ground storage tanks and the disposal of waste and hazardous materials.

In addition, our operations are subject to other federal, state and local governmental regulations including labor, health, safety, zoning and land use and employment regulations applicable to theme park operations, and local and state regulations applicable to restaurant operations and alcoholic beverage service. In particular, our rides and facilities are subject to the Americans with Disabilities Act. On September 3, 2002, the Architectural and Transportation Barriers Compliance Board published new guidelines under the Americans with Disabilities Act to address access for persons with disabilities in recreational facilities, including rides and attractions within amusement park facilities. The guidelines are not mandatory but may serve as a minimum baseline for enforceable standards maintained by the Department of Justice. Representatives of Universal Orlando participated in an industry committee which participated in developing these guidelines and we are including them in our new construction requirements.

In November 2002, Florida voters adopted a constitutional amendment prohibiting smoking in an enclosed indoor workplace, other than stand-alone bars. As required by the amendment, the Florida legislature adopted a law enforcing the amendment, which became effective July 1, 2003. We believe that the law applies to most CityWalk nightclubs and restaurants that convert to nightclubs after 11p.m. We do not believe this will have a material impact on our business.

We believe that we are in substantial compliance with applicable environmental and other laws and regulations and, although no assurances can be given, we do not foresee the need for any significant expenditures for this purpose in the near future.

Properties

Universal Studios Florida, Islands of Adventure, CityWalk, our film production studios, our guest parking structures, our employee parking lots, our executive offices and various administrative buildings as well as extensive landscaping and water systems, are located on 443 acres which we own in Orlando, Florida. In addition, we own approximately 107 acres on which the three themed hotels are located which are leased to UCF Hotel Venture under a long-term ground lease.

We have approximately 136 acres of undeveloped land which has planning approval for two future hotels. The development of hotels on these vacant sites can occur anytime after July 1, 2004, and is subject to a right of first refusal by Loews Hotels to participate in the development. In addition, we have approximately 21 acres of additional undeveloped land which is currently being held for sale.

On May 29, 2003, we sold approximately 81 acres of undeveloped land. The cost basis of the land equaled approximately $13.9 million. In connection with this sale, we recorded a loss of approximately $1.4 million. The proceeds from the land sale were used to prepay additional principal under our senior credit agreement.

We lease four off-site retail stores, two stores at the Orlando Airport and two stores at area outlet malls. In addition, we lease off-site office and warehouse space of approximately 280,000 square feet for merchandise inventory and entertainment props as well as 25,000 square feet for the manufacture of replacement prosthetic skins for some of our attractions.

Legal proceedings

The following is a brief description of various claims, proceedings and lawsuits recently resolved or currently pending against us.

The general contractor for Seuss LandingTM at Islands of Adventure filed suit against us in July 2000 in the Ninth Judicial Circuit Court of Orange County, Florida alleging breach of its construction contract and seeking damages in excess of $25.0 million and foreclosure of its lien against the project. The general contractor later voluntarily reduced its lien claim to $20.6 million. We have denied the substantive allegations of the claim and have filed a counterclaim alleging fraudulent lien, breach of contract, breach of releases and other counts. The general contractor has since amended its complaint to add additional parties and to include an action for fraudulent inducement against us. We plan to deny the substantive allegations. Discovery in the case is ongoing and the case has not been set for trial. We currently anticipate mediation in early 2004.

In addition, we are subject to a number of claims asserted against us by design firms, contractors and subcontractors in connection with the completion of the construction of Islands of Adventure and related support facilities. These claims are for alleged extra work, alleged costs incurred due to extended project duration, alleged acceleration and similar causes of action. We have provided what we believe to be adequate reserves in our financial statements in connection with these claims. These amounts will be adjusted on a periodic basis as additional facts and circumstances warrant.

Marvel Characters, Inc., or "Marvel," filed a demand for arbitration in 2002 seeking unspecified damages for our alleged breach of the license agreement pursuant to which we use the Marvel name and characters at our theme parks. Marvel specifically alleged that we breached the agreement by failing to include Marvel names and characters as a significant focus of our marketing efforts and to include such names and characters in at least $100.0 million of fair value of marketing exposure during the initial two years of operation and the pre-opening period of Islands of Adventure. Marvel also alleged failure to meet certain minimum product purchase guarantees during the same period. We denied all of the material allegations by Marvel and asserted numerous affirmative defenses. The arbitration ruling was issued during July 2003. The ruling was favorable to us relative to our use of Marvel Elements in our marketing efforts. However, the ruling did require us to pay approximately $600,000, including interest, related to the timing of our purchase of product with respect to the product purchase guarantee. Accordingly, this ruling did not have a material impact on our consolidated financial position or results of operations.

On July 16, 2003 Marvel served a Demand for Arbitration for two additional claims. Marvel specifically alleged that we failed to include Marvel Elements in at least 20% of our marketing exposure during the third and fourth years subsequent to the opening of Islands of Adventure. In the second claim, Marvel alleged that we breached our license agreement with Marvel by failing to offer Marvel the Compensation Alternative, as defined in the license agreement, and failing to honor Marvel's election of the Compensation Alternative. Marvel is also seeking discovery of any other financial arrangements with licensors at Islands of Adventure that might be relevant to the Compensation Alternative. The arbitration panel and hearing dates have not yet been established. We have denied all of the material allegations by Marvel and asserted various affirmative defenses. We do not currently believe it is probable that resolution of this matter will have a material impact on our consolidated financial position or results of operations.

On September 24, 2003, Ride & Show Engineering, Inc. filed a Complaint For Patent Infringement, Injunctive Relief and Damages (the "Initial Complaint") in the United States District Court for the Central District of California, naming thirteen defendants, including entities that appear to be operators of amusement parks and amusement park rides, and designers and manufactures of amusement park rides. The named defendants include "Universal Studios, Inc., a Florida corporation" and on November 13, 2003, the Initial Complaint was served on Universal Studios, Inc. (which is a Delaware corporation). We are not named as a defendant but have been advised that the plaintiff may name us in an amended complaint. The Initial Complaint alleges that the named defendants have infringed U.S. Patent No. 5,527,221 by operating, making, using, selling, advertising, and/or offering for sale in the United States amusement park rides that embody or otherwise practice one or more of the claims of such patent or by otherwise contributing to infringement or inducing others to infringe. The Initial Complaint does not include specific allegations concerning the location or manner of alleged infringement. However, plaintiff's counsel has advised Universal Studios, Inc. that the allegations of the Initial Complaint and of any amended complaint may relate to rides located at our theme parks. Since no discovery has been undertaken with regard to these allegations, we cannot currently estimate the magnitude of an unfavorable outcome. At this time, however, we do not believe it is probable that resolution of this matter will have a material impact on our financial position or results of operations.

We are threatened with or involved in various other legal actions and claims incidental to the conduct of our business, none of which we believe would have a significant impact on our financial position or results of operations.

Employees

As of September 27, 2003, we had approximately 12,900 employees on our payroll of whom approximately 11,900 were hourly employees and approximately 1,000 were salaried employees.

Eleven of our full-time employees, including six of our executive officers, are employed and compensated by Universal Studios, Inc., an affiliate of our manager Vivendi Universal Entertainment but they work for us in operating Universal Orlando. We reimburse Vivendi Universal Entertainment or its affiliates for the value of any compensation paid to such employees allocated to us by Vivendi Universal Entertainment. We have in the past loaned certain of our full-time employees to other theme parks affiliated with Vivendi Universal Entertainment theme parks to assist in their grand openings and may continue to do so if any such theme parks open in the future. For a further explanation of some of these arrangements, see "Management" and "Certain Relationships and Related Party Transactions." We currently have no employees that belong to a union. We consider relations with our employees to be good.

Management

Pursuant to the terms of our partnership agreement, we are governed and managed by our general partner through a six-member committee of representatives of the partners of our general partner, known as the Park Advisory Board. Three members of the Park Advisory Board are designated by Blackstone and three are designated by Universal CPM. Our general partner has the exclusive right to manage and control us and may execute documents, instruments and agreements on our behalf. All actions of the Park Advisory Board must be approved by the representatives of both Blackstone and Universal CPM (except when the capital account balance of either Blackstone or Universal CPM is half that of the other, then the partner with the greater capital account balance is entitled to exclusively govern and manage us for so long as its capital account balance is twice that of the other partner).

Our partnership agreement provides for Vivendi Universal Entertainment to manage the day-to-day operation of our theme parks subject to the supervision and oversight of the Park Advisory Board.

We employ most of our executive officers and employees. However, some of our executive officers and certain of our employees are employed by our manager, Vivendi Universal Entertainment, or its affiliates and their services are provided to us through reimbursement arrangements. See "Certain Relationships and Related Party Transactions — Transactions with Our Partners — Reimbursement of Our Manager's Costs" for a more complete description of this relationship.

Set forth below is certain information regarding the members of the Park Advisory Board, our executive officers and certain other key employees. In this prospectus, "Universal Orlando" refers to the business conducted by UCDP.

Name	Age	Position
Thomas L. Williams	56	Universal CPM representative, Park Advisory Board
Glenn J. Gumpel	56	Universal CPM representative, Park Advisory Board
Michael E. Corcoran	52	Universal CPM representative, Park Advisory Board
Howard A. Lipson	39	Blackstone representative, Park Advisory Board
David A. Stonehill	34	Blackstone representative, Park Advisory Board
Jon M. Barnwell	29	Blackstone representative, Park Advisory Board
Robert K. Gault, Jr.(1)	59	President and Chief Executive Officer, Universal Orlando
Wyman T. Roberts(1)	44	Executive Vice President and Chief Marketing Officer, Universal Parks & Resorts
Michael J. Short(1)	42	Executive Vice President and Chief Financial Officer, Universal Orlando
John R. Sprouls(1)	45	Executive Vice President, Chief Human Resources Officer, Universal Parks & Resorts
Richard E. Costales(1)	51	Senior Vice President, Park Operations, Universal Orlando
Richard T. Florell	55	Senior Vice President and General Manager Resort Revenue Operations, Universal Orlando
Peter C. Giacalone(1)	52	Senior Vice President, Business Development, Universal Parks & Resorts
Gretchen Hofmann	42	Senior Vice President, Sales and Marketing, Universal Orlando
Michael R. Mehlhorn	42	Senior Vice President, Technical Services, Universal Orlando
Stuart H. Sherman	48	Senior Vice President, Entertainment, Universal Orlando
Charles L. Glass	64	Vice President, Treasurer, Universal Orlando
Catherine A. Roth	46	Vice President of Legal Affairs, Universal Orlando
Tracey L. Stockwell	39	Vice President Finance and Controller, Universal Orlando

(1)	Employed by Vivendi Universal Entertainment or one of its affiliates.

Thomas L. Williams has been a member of the Park Advisory Board since October 1999. Mr. Williams has been Chairman and Chief Executive Officer of Universal Parks & Resorts, a division of Vivendi Universal Entertainment since 1999. Prior to holding that position, Mr. Williams served as our President and Chief Operating Officer since 1990. Prior to joining Universal Orlando in 1987 he was Vice President of Hotels and Restaurants for Yosemite National Park.

Glenn J. Gumpel has been a member of the Park Advisory Board since August 1997. Mr. Gumpel is President of International & Global Business Affairs of Universal Parks & Resorts, a division of Vivendi Universal Entertainment. From 1997 to 1999, he served as Executive Vice President and Chief Administrative Officer of Universal Parks & Resorts. Prior to holding that position, he was Executive Vice President, Business and Legal Affairs of Vivendi Universal Entertainment from 1995 to 1997. Prior to joining Vivendi Universal Entertainment, Mr. Gumpel was an Executive Director of The Directors Guild of America.

Michael E. Corcoran has been a member of the Park Advisory Board since January 2003. Mr. Corcoran has been Executive Vice President, Chief Administrative and Chief Financial Officer of Universal Parks & Resorts since 1999. Prior to holding that position he served as our Executive Vice President and Chief Financial Officer since 1998.

Howard A. Lipson has been a member of the Park Advisory Board since July 2000. Mr. Lipson is a Senior Managing Director at The Blackstone Group L.P., which he joined in 1988. Prior to joining The Blackstone Group L.P., Mr. Lipson was a member of the Mergers and Acquisitions Group of Salomon Brothers, Inc. He currently serves as a Director of Ritvik Holdings Inc., Allied Waste Industries, Volume Services America, Inc., Columbia House Holdings, Inc. and Graham Packaging Company.

David A. Stonehill has been a member of the Park Advisory Board since February 2003. Mr. Stonehill is a principal at The Blackstone Group L.P., which he joined in 2000. Prior to joining The Blackstone Group L.P., Mr. Stonehill served as a senior vice president at Chartwell Investments since 1996. He currently serves as a Director of Columbia House Holdings, Inc. and Graham Packaging Company.

Jon M. Barnwell has been a member of the Park Advisory Board since March 2002. Mr. Barnwell is an associate at The Blackstone Group L.P., which he joined in 1997. Mr. Barnwell currently serves as a Director of Great Lakes Transportation LLC.

Robert K. Gault, Jr. has been our President and Chief Executive Officer since July 2003. Since 2002, Mr. Gault was our President and Chief Operating Officer after serving as acting President and Chief Operating Officer since 2001. From 1996 to 2001, he served as Executive Vice President and Chief Operating Officer of Universal Studios Japan. Prior to that time period, Mr. Gault served as President and Chief Operating Officer of Universal Studios Hollywood, with responsibility for the operation of both the theme park and the CityWalk entertainment complex. Prior to joining Vivendi Universal Entertainment, Mr. Gault worked for Anheuser Busch.

Wyman T. Roberts has been Executive Vice President and Chief Marketing Officer of Universal Parks & Resorts, a division of Vivendi Universal Entertainment, since 2001. Prior to joining Vivendi Universal Entertainment, in 2001, he was Executive Vice President of Marketing for Red Lobster Restaurants, where he was responsible for advertising, market research, menu and food development and menu services.

Michael J. Short has been our Executive Vice President and Chief Financial Officer since 2000 and was our Vice President of Financial Planning and Analysis from 1997 to 1998. From 1998 to 2000, Mr. Short served as Vice President of Strategic Planning and Mergers and Acquisitions for The Seagram Company. From 1992 to 1997, Mr. Short held various finance positions at Seagram. Mr. Short graduated from the United States Naval Academy in 1982 and earned an MBA from Columbia University in 1991.

John R. Sprouls has been our Executive Vice President, Chief Human Resources Officer since 1999. Prior to that, Mr. Sprouls served as our Senior Vice President of Administration from 1997 to

1999, and our Vice President of Human Resources from 1996 to 1997. Prior to joining us in 1996, Mr. Sprouls held various Human Resource roles within The Seagram Company, Ltd., including Senior Vice President of Human Resources for the Seagram Spirits and Wine Group from 1991 to 1996.

Richard E. Costales has been our Senior Vice President, Park Operations since 1994. From 1991 to 1994, he served as our Vice President of Operations. Prior to 1991, Mr. Costales was our Director of Operations.

Richard T. Florell has been our Senior Vice President and General Manager, Resort Revenue Operations since 2003. From 2000 to 2003, Mr. Florell was Senior Vice President and General Manager of CityWalk and Resort Shared Services. From 1995 to 2000 Mr. Florell was Vice President of CityWalk. Prior to joining us in 1995, Mr. Florell was Vice President of Specialty Entertainment Centers at Walt Disney World, which included Pleasure Island, Disney's Village Marketplace, Resort Retail Operations, Resort Entertainment and Development of Downtown Disney.

Peter C. Giacalone has been Senior Vice President, Business Development, Universal Parks & Resorts, a division of Vivendi Universal Entertainment since 1997. A portion of Mr. Giacalone's time is allocated to us. From 1994 to 1996, Mr. Giacalone was our Vice President Business Administration. Prior to holding that position he served as our Director Business Administration from 1991 to 1993. Prior to holding that position, he served as our Assistant Controller from 1987 to 1990.

Gretchen Hofmann has been our Senior Vice President, Sales and Marketing since 2003. From 2001 to 2003, Ms. Hofmann was our Senior Vice President, Marketing. From 1993 to 2001, she worked for Tricon Global Restaurants, formally known as PepsiCo in a number of capacities, in the U.S. and internationally including vice president of marketing for the Taco Bell Corp., from 1998 to 2001. Prior to joining PepsiCo, Ms. Hofmann served in a variety of capacities for BBDO New York, ultimately serving as Vice President Account Supervisor for the Polaroid and Pizza Hut accounts.

Michael R. Mehlhorn has been our Senior Vice President, Technical Services since 2002. From 1996 until 1999, he served as Director Technical Services for Islands of Adventure and from 1999 until 2002 as our Vice President Technical Services. Prior to joining us in 1996, Mr. Mehlhorn was senior manager of technical services for Walt Disney World. Mr. Mehlhorn is a member of ASTM Committee F-24 for Amusement Rides and Devices and a National Association of Amusement Ride Safety Officials Level 3 Inspector.

Stuart H. Sherman has been our Senior Vice President, Entertainment since 1997. From 1993 to 1997, he served as Vice President of Entertainment. Prior to that position he was the Director of Entertainment. Prior to joining us, Mr. Sherman was Director of Entertainment for Bally's Casino-Resort in Nevada.

Charles L. Glass has been our Vice President of Finance and Treasurer since 1998. From 1988 to 1998, Mr. Glass held two positions, our Controller and our Vice President of Finance and Controller. Prior to joining us, Mr. Glass was Vice President Finance and Chief Financial Officer for Florida Express Inc. Prior to that he was senior vice president and controller for Trans World Airlines, Inc. Mr. Glass received a B.A. in accounting from Duke University and is a Certified Public Accountant in North Carolina.

Catherine A. Roth has been our Vice President of Legal Affairs since February 2001. From 2000 until 2001, she served us as Senior Director, Legal and Business Affairs, from 1992 until 2000 as Director, Legal and Business Affairs and from 1990 to 1992 as Senior Attorney. Prior to holding those positions, she worked for Merhson, Sawyer, Johnston, Dunwody & Cole and Finley, Kumble, Wagner, Heine, Underberg, Manley and Casey in Miami, Florida. Ms. Roth received her J.D. from the University of Miami.

Tracey L. Stockwell has been our Vice President of Finance and Controller since 2000. From 1999 to 2000, she served as our Senior Director of Finance. From 1997 to 1999, she was a Director of Finance. Prior to that position Ms. Stockwell was a senior manager for Price Waterhouse in Orlando. Ms. Stockwell received a B.Com from the University of Windsor, Ontario and is a licensed Certified Public Accountant in Florida.

Audit Committee

The current members of our audit committee are Jon M. Barnwell and Michael E. Corcoran. Mr. Barnwell and Mr. Corcoran have both been members of the audit committee since August 2003.

Compensation Of Executive Officers

Summary Compensation Table

The following table sets forth the compensation during 2002 awarded to, earned by or paid to our Chief Operating Officer and each of our four other most highly compensated executive officers as of December 28, 2002.

	Annual Compensation			Long-Term Compensation
Name And Principal Position	Salary ($)	Bonus($)	Other Annual Compensation ($)(1)	Securities Underlying Options (#)	All Other Compensation ($)(3)
Robert K. Gault, Jr.(2) President and Chief Operating Officer, Universal Orlando	$480,838	$100,500	—	—	$50,588

Wyman T. Roberts(2) Executive Vice President and Chief Marketing Officer, Universal Parks & Resorts	195,851	115,400	—	—	15,319

Michael J. Short(2) Executive Vice President and Chief Financial Officer, Universal Orlando	312,062	58,030	—	—	30,559

Gretchen Hofmann Senior Vice President, Sales and Marketing, Universal Orlando	302,193	95,000	—	—	6,628

Fred J. Lounsberry(2) Senior Vice President, Sales, Universal Parks & Resorts	282,191	52,470	—	—	31,164

(1)	Amounts totaling the lesser of either $50,000 and 10% of the total of the annual salary and bonus reported for the named executive officer have been omitted.
(2)	Mr. Gault, Mr. Roberts, Mr. Lounsberry and Mr. Short are employees of Universal Studios, Inc., an affiliate of our manager, Vivendi Universal Entertainment, and we reimburse Vivendi Universal Entertainment or its affiliates for the pro rata cost of their employment compensation based on the time they spend working on UCDP matters. In 2002, we reimbursed Vivendi Universal Entertainment or its affiliates for 100% of the cost of Mr. Gault's and Mr. Short's employment compensation, 90% of the cost of Mr. Lounsberry's employment compensation and 50% of the cost of Mr. Robert's employment compensation. Amounts set forth in the above table represent amounts we reimbursed Vivendi Universal Entertainment or its affiliates with respect to the applicable executive officer.
(3)	The amounts shown in this column include the following:
(i)	Vivendi Universal Entertainment maintains a pension plan for employees (including Messrs. Gault, Roberts, Short and Lounsberry) of Vivendi Universal Entertainment and certain other U.S. subsidiaries. The pension plan applies annual contribution credits as a percent of pay and annual fixed interest rate credits to participants' account balances. In 2002 the cost of these contributions was $20,906 in the case of Mr. Gault, $5,727 in the case of Mr. Roberts, $11,453 in the case of Mr. Short and $17,245 in the case of Mr. Lounsberry.

(ii)	Vivendi Universal Entertainment maintains an executive supplemental pension plan to provide additional payments on an unfunded basis to certain managers and executives (including Messrs. Gault, Roberts, Short and Lounsberry). In 2002 the cost of these contributions was $26,000 in the case of Mr. Gault, $7,000, in the case of Mr. Roberts, $11,906 in the case of Mr. Short and $13,920 in the case of Mr. Lounsberry.
(iii)	Vivendi Universal Entertainment also matches contributions made by employees under the Vivendi Universal Entertainment 401(k) Plan. In 2002 the cost of these contributions was $3,682 in the case of Mr. Gault, $2,592 in the case of Mr. Roberts and $7,200 in the case of Mr. Short.
(iv)	We match contributions made by employees under our deferred compensation plan. In 2002 the cost of these contributions for Ms. Hofmann was $6,173. We also maintain a program of life and disability insurance generally available to all salaried employees on the same basis.

Employment Agreements

Mr. Robert K. Gault, Jr., Mr. Wyman T. Roberts and Mr. Michael J. Short are parties to employment agreements with Universal Studios, Inc., an affiliate of our manager, Vivendi Universal Entertainment, and Ms. Gretchen Hofmann is a party to an employment agreement with us. The following summaries of the material provisions of the employment agreements do not purport to be complete and are subject to, and qualified in their entirety by reference to, all provisions of each described agreement.

Robert K. Gault, Jr.

Pursuant to an employment agreement with Universal Studios, Inc., Mr. Gault serves as President and Chief Executive Officer, Universal Orlando for Universal Parks & Resorts. The term of the agreement continues through April 30, 2005, and if Universal Studios, Inc. continues Mr. Gault's employment beyond the expiration of the term without having entered into a new contract, such employment will be "at will." Under the agreement, Mr. Gault receives a base annual salary and is eligible to participate in Universal Orlando's Long Term Growth Plan and other benefit plans that are generally available to employees of Universal Studios, Inc. In the event of termination for cause or in the case of death, Mr. Gault or his estate would be entitled to receive a payment of accrued but unpaid base salary due to him through the termination date or the date of death, as well as other unpaid amounts due to him under company benefit plans or programs. In the event of involuntary termination (or termination without cause), Mr. Gault is entitled to receive his base salary and benefits, with the exception of certain specified types of plans, through the expiration of the term of the agreement, so long as he continues to adhere to the covenants in his employment agreement, which include not to disclose confidential or proprietary information, not to become engaged with a competitive business and not to induce Universal Studios, Inc.'s employees, consultants or representatives to leave their employment or to work for competitors.

Wyman T. Roberts

Pursuant to an employment agreement with Universal Studios, Inc., Mr. Roberts serves as Executive Vice President of Marketing for Universal Parks & Resorts. The agreement continues through January 22, 2004, and Universal Studios, Inc. has an option to renew the agreement for a period of two years ending on January 22, 2006. Any employment that continues beyond the term and without an extension of the contract will be "at will." In addition to his base annual salary, the agreement provides for a retention bonus in the amount of $325,000, of which $125,000 was payable upon execution of the agreement in January 2001, $100,000 was payable in February 2002 and $100,000 was payable in February 2003. Mr. Roberts is also qualified to participate in an annual incentive plan, a stock incentive plan and other general benefit plans. Under the termination provisions of the agreement, Mr. Roberts is entitled to accrued but unpaid base salary and other unpaid benefits in the event of termination for cause or in the event of death. In the case of a termination without cause, Mr. Roberts would continue to receive base salary and certain categories of benefits through the expiration of the term of the agreement, provided that he continued to adhere to certain provisions in his employment agreement, which include confidentiality, non-competition and non-solicitation covenants.

Michael J. Short

Mr. Short has entered into an employment agreement with Universal Studios, Inc. that continues through August 31, 2005, and will be "at will" if there are no extensions. Under the agreement, Mr. Short serves as our Executive Vice President & Chief Financial Officer. In addition to receiving a base salary, Mr. Short is eligible to participate in Universal's annual incentive plan, the Vivendi Universal stock option plan and other benefit plans that are generally available to employees of Universal Studios, Inc. In the event of termination for cause, Mr. Short receives accrued but unpaid base salary due through the termination date and other unpaid amounts due under benefit plans or programs. In the event of involuntary termination, Mr. Short's base salary and benefits (with the exception of certain specified types of plans) will continue through the expiration of the term of the agreement, provided that he continues to adhere to certain provisions under the agreement including the confidentiality, non-compete and non-solicitation covenants. If there is a termination due to death or disability, in addition to receiving his accrued but unpaid salary and benefits for the periods set forth in the agreement, Mr. Short would also be entitled to a pro rata portion of his bonus for the year of termination.

Gretchen Hofmann

We have an employment agreement with Ms. Hofmann for her services as Senior Vice President, Marketing. This agreement continues through March 18, 2005, and we have an option to renew the agreement for a period of two years ending on March 18, 2007. Under the employment agreement, Ms. Hofmann may be terminated "for cause," which includes a material failure to perform her duties or failure to comply with our policies, or in the event she has suffered a permanent and total disability preventing her from performing her duties. Ms. Hofmann is eligible to receive a target incentive bonus of 30% of base salary. Ms. Hofmann's benefits also include participation in the Universal Orlando 401(k) plan and the Vivendi Universal stock option program. Pursuant to the employment agreement, Ms. Hofmann is subject to a standard employee confidentiality and non-disclosure agreement.

Long-Term Growth Plan

Our Long-Term Growth Plan provides key employees the opportunity to benefit from our growth in value. Currently, employees who are eligible to participate in the plan are limited to our Executive Committee members, our business unit heads and a select group of our Universal Parks & Resorts senior executives. Under the plan, which is administered by the Park Advisory Board, each participant will be granted one or more value appreciation rights ("VARs") that will be triggered and will automatically become exercisable and payable upon the earlier of January 1, 2005 or a change in our ownership interest. The value of a VAR will generally be based on the growth in market value of the equity interests of the ownership partners (Blackstone and Universal CPM) in Universal Orlando. A pool will be established for valuing the VARs and such pool will be equal to 2% of the growth in our equity value. The value of a VAR will be calculated by dividing the total pool value by the total number of outstanding VARs. Under the plan, all awards will be paid in cash. If a participant ceases to be employed by reason of retirement, disability, death or termination (other than for cause), any VARs earned will continue under the plan and will be pro-rated. Where there has been termination (other than for cause), the participant will not be allowed to receive payout under the plan if that party has not been an active participant in the plan for at least six months. If a person ceases to be employed by us or Universal Parks & Resorts for reasons other than retirement, disability, death or termination (other than for cause), any rights under the plan and all VARs granted will be canceled.

Certain Relationships and Related Party Transactions

Transactions with Our Partners

Vivendi Universal Entertainment's Special Fee

Under our partnership agreement, a "special fee" is payable monthly to Vivendi Universal Entertainment for expertise in operating a theme park business. The special fee is calculated at 5% of certain gross operating revenues, as defined in our partnership agreement, generated from each of Universal Studios Florida and Islands of Adventure. For a more detailed explanation see "Description of Our Partnership Agreement - Vivendi Universal Entertainment's Special Fee." For 2000, 2001, 2002 and the nine months ended September 27, 2003, the special fee payable to Vivendi Universal Entertainment was $32.7 million, $29.2 million, $29.4 million, and $23.8 million, respectively. Under the terms of our partnership agreement, fees related to revenue derived from operations of Islands of Adventure have been deferred, since its opening in 1999, until equity distributions to Blackstone, as general partners in Universal City Florida Holding Co. II, from operating profits generated from Islands of Adventure, total an amount equal to $234.7 million. In addition, under our existing senior credit agreement, fees related to revenue derived from operations of Universal Studios Florida have also been deferred since July 2000. Interest is compounded monthly on the outstanding amount of the deferred special fees at the prime rate. As of December 29, 2001, December 28, 2002 and September 27, 2003, deferred fees and accrued interest payable to Vivendi Universal Entertainment totaled $68.6 million, $101.9 million and $129.2 million, respectively. Pursuant to certain subordination agreements, the special fees may not be paid if there is an event of default (or to the knowledge of our officers a default) under our credit agreements or the notes.

Reimbursement of Our Manager's Costs

Our manager, Vivendi Universal Entertainment, provides us with goods and services relating to the management and operation of our theme parks, the costs of which are reimbursed to Vivendi Universal Entertainment under the terms of our partnership agreement. In 2000, 2001 and 2002, and in the nine months ended September 27, 2003, the total amount of costs we incurred to Vivendi Universal Entertainment for goods and services relating to the management and operation of our theme parks under the terms of our partnership agreement was $25.6 million, $29.4 million, $31.0 million and $29.9 million, respectively. Goods and services provided by Vivendi Universal Entertainment include:

•	Insurance – an affiliate of our manager, Vivendi Universal S.A., obtains blanket insurance coverage for all the theme parks it owns or operates. These insurance programs provide broader coverage and lower annual premiums than we could purchase on a standalone basis. In 2000, 2001 and 2002, and in the nine months ended September 27, 2003, the cost of insurance coverage allocated to us was $6.2 million, $8.0 million and $11.5 million and $10.2 million, respectively.
•	Creative Services – Vivendi Universal Entertainment's creative group designs new rides and attractions for all theme parks owned or operated by Vivendi Universal Entertainment. Costs for the creative group, which includes salaries, benefits and direct costs incurred on our behalf, are allocated to the theme parks based on actual time spent and therefore can vary from year to year. In 2000, 2001 and 2002, and in the nine months ended September 27, 2003, the costs of the creative group allocated to us were $6.1 million, $4.4 million, $3.2 million and $6.3 million, respectively.
•	Merchandise – Vivendi Universal Entertainment manages the design and procurement of merchandise for all theme parks it owns or operates to leverage purchasing power and supplier relationships and efficiencies. Vivendi Universal Entertainment allocates the cost of the merchandise management to the theme parks based upon relative merchandise revenues. In 2000, 2001 and 2002, and in the nine months ended September 27, 2003, the costs of merchandise management allocated to us were $3.4 million, $3.3 million, $2.3 million and

$2.7 million respectively. In addition, we purchase merchandise directly from Vivendi Universal Entertainment from time to time based upon specific needs. In 2000, 2001 and 2002, and in the nine months ended September 27, 2003, these purchases amounted to $297,000, $649,000, $530,000 and $737,000, respectively.
•	Shared Executive Salaries – a number of our senior executives are employees of Vivendi Universal Entertainment or its affiliates. Vivendi Universal Entertainment allocates the full cost of the amount of time dedicated to our activities by each employee. In 2000, 2001 and 2002, and in the nine months ended September 27, 2003, the total amount of these costs allocated to us was $4.3 million, $4.1 million, $5.0 million and $3.4 million, respectively.
•	General Overhead – We also reimburse Vivendi Universal Entertainment for certain other costs it incurs in providing corporate support services for managing our theme parks. These costs relate to finance, tax and legal services, international marketing, information systems and overhead. In addition, Vivendi Universal Entertainment and its affiliates enter into sponsorship agreements with various corporate partners that benefit the theme parks it owns or operates. Revenues and expenses are equitably allocated to the theme parks by Vivendi Universal Entertainment. In 2000, 2001 and 2002, and in the nine months ended September 27, 2003, the total amount of these costs allocated to us was $5.3 million, $9.0 million, $8.5 million and $6.6 million, respectively.

Advisory Services Agreement

In July 2002, we entered into an Advisory Services Agreement with Vivendi Universal Entertainment and Blackstone Management Partners L.P. Under the terms of the Advisory Services Agreement each of Vivendi Universal Entertainment and Blackstone Management Partners L.P. has agreed to provide us with advisory and consulting services in connection with the ongoing strategic and operational oversight of our affairs in such areas as financing structures, public and private offerings of debt and equity securities and property dispositions and acquisitions. Vivendi Universal Entertainment and Blackstone Management Partners L.P. will each receive an annual advisory fee of $1.25 million. To the extent Vivendi Universal Entertainment's special fee can be paid under the terms of our partnership agreement and our senior credit agreement, then that fee will be paid before the advisory fee. In 2002, this fee was paid to both Vivendi Universal Entertainment and Blackstone Management Partners L.P. In the nine months ended September 27, 2003, we accrued $1.9 million for the advisory fee.

Partner Distribution

On May 28, 2003, we paid a $10.0 million distribution to our partners.

Transactions with UCF Hotel Venture

Vivendi Universal Entertainment indirectly owns 25% of UCF Hotel Venture, which owns the three hotels at Universal Orlando Resort. We have a separate long-term ground lease relating to each hotel with UCF Hotel Venture. Under the leases, UCF Hotel Venture pays us rent based upon 1% of gross hotel revenues. In 2000, 2001, 2002, and in the nine months ended September 27, 2003, the rent earned by us under the leases was $0.7 million, $1.0 million, $1.4 million and $1.4 million, respectively. Hotel guests may charge theme park passes, food, beverage and merchandise sold at our theme parks and food, beverage, merchandise and entertainment services sold at CityWalk venues owned or operated by us to their hotel room account by presenting their room key. We then collect this revenue by billing UCF Hotel Venture. In 2000, 2001, 2002, and in the nine months ended September 27, 2003, total hotel room key charges from UCF Hotel Venture were $2.1 million, $5.4 million, $7.6 million and $6.5 million, respectively.

Reciprocal Covenants and Easement Agreement

Under a Reciprocal Covenants and Easement Agreement, we are required to provide bus and boat transportation for hotel guests between our theme parks and the UCF Hotel Venture hotels. We are also responsible for maintaining the related waterways and pedestrian walkways. UCF Hotel Venture reimburses us for 50% of these costs. In 2000, 2001 and 2002, and in the nine months ended September 27, 2003, UCF Hotel Venture's portion of the total maintenance and operating costs related to transportation was $525,000, $685,000, $828,000 and $818,000, respectively.

We are also required to maintain all Universal Orlando Resort common areas, such as roadways and non-transportation roadways. UCF Hotel Venture reimburses us on a graduating scale as hotels open. The rate in 2002 after the Royal Pacific Resort opened was for 17.01% of these costs. In 2000, 2001, 2002 and in the nine months ended September 27, 2003, the total common area maintenance costs from UCF Hotel Venture was $62,000, $123,000, $235,000 and $235,000, respectively.

We are responsible for hotel marketing. UCF Hotel Venture reimburses us up to 4% of each hotel's revenue to cover marketing costs. In 2000, 2001 and 2002, and in the nine months ended September 27, 2003, the total hotel marketing costs from UCF Hotel Venture was $2.8 million, $4.0 million, $5.7 million and $5.8 million, respectively.

Our tour operator, Universal Parks & Resorts Vacations, sells wholesale travel packages and receives travel agent commission for each reservation at one of the hotels and is reimbursed for credit card fees incurred. In 2000, 2001 and 2002, and in the nine months ended September 27, 2003, the total travel agent commissions earned through UCF Hotel Venture was $222,000, $153,000, $245,000 and $206,000, respectively, and the amounts for credit card fees was $148,000, $110,000, $142,000 and $121,000, respectively. In addition, Universal Parks & Resorts Vacations books hotel rooms on behalf of UCF Hotel Venture and receives a booking fee for each reservation. In 2000, 2001 and 2002, and in the nine months ended September 27, 2003, the total booking fees UCF Hotel Venture earned by us was $741,000, $439,000, $199,000 and $154,000, respectively.

Transactions with Certain CityWalk Operations

Vivendi Universal Entertainment has an indirect interest in certain of the restaurants and retail outlets in CityWalk.

Vivendi Universal Entertainment, through a subsidiary, owns several retail stores, including Dapy, Glow and the Universal Studios Store, that lease space in CityWalk from us under customary and market lease agreements. In 2000, 2001 and 2002, and in the nine months ended September 27, 2003, the total rent earned by us for these stores was $655,000, $691,000, $728,000 and $608,000, respectively. Pursuant to management agreements, we have been managing the Universal Studios Store since 2002, and in 2003 began managing both Dapy and Glow. We are paid a management fee of 5% of the gross sales generated at each store. In 2002 and for the nine months ended September 27, 2003, the management fee earned by us was $42,000 and $134,000, respectively.

Vivendi Universal Entertainment indirectly owns 50% of the Hard Rock Cafe/Hard Rock Live venue located in CityWalk and pays us rent of 2.5% of revenue. In each of 2000, 2001 and 2002 the total rent earned by us was $1.2 million. During the nine months ended September 27, 2003, total rent earned by us was $902,000.

Vivendi Universal Entertainment indirectly owns 80% and we own the remaining 20% of Motown Cafe Orlando L.P., LLLP, which owns a restaurant in CityWalk. Motown Cafe Orlando leases space in CityWalk from us under a customary and market lease agreement. In 2000, 2001 and 2002, and in the nine months ended September 27, 2003, the total rent earned by us was $838,000, $876,000, $877,000 and $661,000, respectively. We operate and manage the Motown Cafe Orlando for which we are paid a management fee of 5% of restaurant revenues. In 2000, 2001 and 2002, and in the nine months ended September 27, 2003, the total management fees earned by us was $234,000, $219,000, $218,000 and $160,000, respectively. In addition, we incur various costs on behalf of Motown Cafe Orlando including payroll, property taxes, food purchases and are reimbursed for those costs. In 2000, 2001 and 2002, and in the nine months ended September 27, 2003, the total amounts from Motown Cafe Orlando for these expenses was $4.6 million, $3.6 million, $3.3 million and $2.1 million, respectively.

Transactions with Other Theme Parks Owned by Vivendi Universal Entertainment

Vivendi Universal Entertainment owns the Wet 'n Wild water park in Orlando. We participate with other Orlando theme parks, including Wet 'n Wild, in an Orlando FlexTicket program which we manage and which permits a customer to visit our theme parks, Wet 'n Wild®, Sea World® Orlando and Busch Gardens Tampa Bay. Revenue sharing is negotiated and agreed upon by all theme park participants at the beginning of each year, based on attendance share at each attraction participating in the Orlando FlexTicket program. In 2000, 2001 and 2002, and in the nine months ended September 27, 2003, our share of revenue from the Orlando FlexTicket program was $22.6 million, $30.6 million, $27.4 million and $25.6 million, respectively. In 2000, 2001 and 2002, and in the nine months ended September 27, 2003, Wet 'n Wild's share was $4.2 million, $5.7 million, $5.2 million and $4.8 million, respectively.

In late 2002 we started purchasing food and alcohol supplies for Wet 'n Wild to enable Wet 'n Wild to benefit from our purchasing relationships. Although Wet 'n Wild does not pay us a fee or commission for this service we benefit from lower food and alcohol prices as a result of our increased buying power.

For our rides and attractions that are also developed for other Universal theme parks by the creative group of Vivendi Universal Entertainment, we share research and development costs. These costs are allocated pro rata among the various Universal theme parks that are building the ride or attraction. Under this arrangement, we received approximately $10.9 million from Universal Studios Japan in April 2003 related to the technology and design of The Amazing Adventures of Spider-Man® ride. Additionally, we are currently sharing costs with Universal Studios Hollywood and Universal Studios Japan for the development of Shrek 4-D™. We were able to reduce our expenditure by approximately $5.0 million for this attraction through this cost sharing arrangement.

From time to time we may enter into arrangements with other theme parks owned or operated by Vivendi Universal Entertainment to share the expertise of certain employees with other parties. For example, in 2001 we sent a number of our employees to Universal Studios Japan to assist in training staff in connection with the opening of that park. We may enter into similar arrangements with other theme parks that Vivendi Universal Entertainment or its affiliates may develop in the future. Services rendered to affiliates are either reimbursed or paid directly by the affiliate.

Consultant Agreement

In 1987, we entered into an agreement with Steven Spielberg to supply consulting services for a fee based on our gross revenues. Diamond Lane Productions, the entity to which he has assigned his rights, is also entitled to a fee based on the gross revenues of all gated motion picture and/or television themed attractions owned or operated, in whole or in part, by (or pursuant to a license from) us, or MCA Inc. (now Universal Studios, Inc.), any of our partners or any of their affiliates ("comparable projects"), other than at Universal City, California. At present, the only theme park which may be a comparable project is the park in Osaka, Japan, which is partially owned and operated by affiliates of Vivendi Universal Entertainment. It is possible that comparable projects will be created in the future that would fall under the consulting agreement.

For 2000, 2001 and 2002, and the nine months ended September 27, 2003, the fees incurred by us under this agreement for our parks were $16.6 million, $14.8 million, $14.7 million and $12.1 million, respectively. Fees with respect to the park in Japan are paid by an affiliate of Vivendi Universal Entertainment and are not paid by us. These fees incurred were $18.1 million for 2001 (from grand opening of the park in April 2001), $15.5 million for 2002 and $9.8 million for the nine months ended September 30, 2003. The consultant may also be entitled to participate in certain sales of equity by our partners and to participate in certain real estate development activities of our partners or their affiliates.

Although the agreement has no expiration date, starting in June 2010, the consultant has the right under certain circumstances to terminate the periodic payments under the agreement and receive instead one payment equal to the fair market value of the consultant's interest in our parks and all comparable projects that have been open at that time for at least one year. If the parties cannot agree on the fair market value of that interest, it will be determined by a binding appraisal procedure. We represented under the agreement that the consultant's interest in each of our parks and in any comparable projects will have priority over the interests of all financiers, lenders and others who may have an interest in that park or project. Our obligations under the agreement are guaranteed by Universal Studios, Inc., as successor to MCA Inc., and Universal Studios, Inc.'s obligations under that guarantee have in turn been assumed by Vivendi Universal Entertainment. Vivendi Universal Entertainment has indemnified us against any liability under the consulting agreement related to any comparable project that is not owned or controlled by us. Under the terms of the notes and our senior credit agreement, a lien to secure our obligations under the agreement would be a permitted lien.

Description of Our Partnership Agreement

We have two partners, Universal City Florida Holding Co. I, a Florida general partnership and our sole limited partner, or "Holding I," and Universal City Florida Holding Co. II, a Florida general partnership and our sole general partner, or "Holding II." Holding I has a 23.92% limited partnership interest in UCDP and Holding II has a 76.08% general partnership interest in UCDP. Holding I has five partners, Blackstone UTP Capital Partners L.P., a Delaware limited partnership, Blackstone UTP Capital Partners A L.P., a Delaware limited partnership, Blackstone UTP Offshore Capital Partners L.P., a Cayman Islands exempted limited partnership and Blackstone Family Media Partnership III L.P., a Delaware limited partnership, or collectively "Blackstone," and Universal City Property Management II LLC, a Delaware limited liability company, or "Universal CPM." The partnership interests in Holding I are currently owned 50% by Blackstone and 50% by Universal CPM. Holding II also has five partners which are the same five partners that are partners of Holding I. The partnership interests in Holding II are currently owned 50% by Blackstone and 50% by Universal CPM. For a graphic depiction of our ownership structure, please see "Summary — Ownership Structure."

The following is a summary of the principal terms of our partnership agreement. The management and governance provisions of our partnership agreement are described under the section entitled "Management" elsewhere in this prospectus. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all provisions of our partnership agreement, a copy of which is available from us upon request.

Purpose

Our purpose under the partnership agreement is to own, develop and operate our Florida theme parks, Universal Studios Florida and Islands of Adventure, and our dining, retail and entertainment complex, CityWalk.

Universal Licenses

We have a license to use, at no cost, the "Universal" name in connection with the operation of our theme parks and the non-exclusive right to use all proprietary and creative elements controlled by Universal CPM and its affiliates, including third party licensed rights. The terms of these license arrangements have been confirmed in a separate license agreement with Universal Studios, Inc. and Universal City Studios LLLP. For a more detailed description of this license agreement see "Business — Intellectual Property."

Reimbursement of Costs Incurred by our Partners and the Manager

Our partners and the manager are entitled to be reimbursed for all costs incurred in connection with partnership activities and activities as manager.

Vivendi Universal Entertainment's Special Fee

A special fee is payable monthly to Vivendi Universal Entertainment or its designee in an amount equal to 5% of certain gross operating revenues, as defined in our partnership agreement, generated from each of Universal Studios Florida and Islands of Adventure. Fees related to the gross operating revenues generated from Islands of Adventure since opening have been deferred until Blackstone has received equity distributions, as general partners in Holding II, from the operating profits generated from Islands of Adventure, in an aggregate amount equal to $234.7 million. In addition, under an amendment to our existing senior credit agreement, the special fees related to revenue derived from operations of Universal Studios Florida have also been deferred since July 2, 2000. Interest is charged monthly at prime on the outstanding amount of deferred fees. In the future, under the terms of the indenture and our senior credit agreement, current special fees may only be paid if our ratio of debt to EBITDA is 5.0 to 1.0 or less and deferred special fees may only be paid if that ratio is 4.0 to 1.0 or less. However, EBITDA is calculated differently under each of the indenture and the senior credit agreement. Pursuant to certain subordination agreements, the special fees may not be paid if there is an event of default (or to the knowledge of our officers a default) under our credit agreement or the notes.

The special fee is payable to Vivendi Universal Entertainment for so long as Universal Studios Florida and Islands of Adventure continue to operate and regardless of whether Vivendi Universal Entertainment or its affiliates continue to have an interest in those theme parks or act as our manager.

Limitation on Transfer of Partnership Interests

Our partners may not transfer or sell their interests in UCDP without the consent of the other partners.

Buy-Sell Agreement

Blackstone and Universal CPM have entered into a partners' agreement pursuant to which either Blackstone or Universal CPM may, at any time after February 1, 2005, offer to sell their entire interest in Holding I and Holding II to the other by delivering a written offer specifying a price for the interest to be paid in cash. An offer to sell will also constitute an offer to purchase the non-offering partner's entire interest in Holding I and Holding II at the same price specified in the offer to sell (subject to adjustment for differences between the partners' capital account balances). The non-offering partner will then have 90 days after receipt of such offer to accept either the offer to purchase or the offer to sell. If the non-offering partner fails to make an election within the 90-day period, then the non-offering partner will be deemed to have elected to sell its entire interest to the offering partner. Our partnership agreement prohibits either Blackstone or Universal CPM from exercising any rights under the partners' agreement or our partnership agreement in a manner that would cause a breach under our senior credit agreement. Our senior credit agreement provides that if the direct or indirect ownership interests of Blackstone and Universal Studios, Inc. fall below certain specified thresholds without the consent of the required banks an event of default under our senior credit agreement will occur.

Pursuant to the partnership agreements of Holding I and Holding II, the buy-sell provisions may also be triggered at the option of Blackstone prior to February 1, 2005 in the event of certain transfers by Universal CPM or Universal Studios, Inc. of interests in us while continuing to own a substantial portion of other similar theme parks that were owned by them prior to such transfers. Nonetheless, under our partnership agreement, any such transaction would require the consent of the banks which are party to our senior credit agreement. If Universal CPM or any of its affiliates are providing services with respect to our theme parks at the time of a sale of its interest in Holding I and Holding II pursuant to the buy-sell agreement, then Universal CPM has agreed to enter into a customary transitional services agreement with Blackstone to provide those services for a period of 12 months following the sale, with those services to be provided on the same terms and conditions (including reimbursement) as in effect prior to the sale. If the cost of any service was not being allocated or reimbursed prior to the sale, then Universal CPM will provide that service at cost. Also, if Universal CPM or any of its affiliates is a party to a corporate sponsorship deal pursuant to which we will have obligations or liabilities following the closing of the sale, Universal CPM or its relevant affiliate will agree to provide the benefits of that corporate sponsorship deal to us on the same terms and conditions as in effect prior to the closing.

Certain Actions that Require Approval of the Park Advisory Board

Although our manager, Vivendi Universal Entertainment, is ultimately responsible for our day-to-day management, certain actions require the approval of the Park Advisory Board. These actions include: (1) changing the area comprising Universal Studios Florida, Islands of Adventure, CityWalk, the hotels and resort facilities; (2) incurring indebtedness; (3) repaying indebtedness or other liabilities other than in the ordinary course; (4) any amendment to our senior credit agreement; (5) making any election or decision under our senior credit agreement; (6) making and determining the amount of distributions to our partners other than (a) the special fee payable to Vivendi Universal Entertainment; (b) repayment of any loan or other obligation to one our partners and (c) those described below under the heading "Distributions;" (7) establishing annual operating plans and budgets and annual capital expenditure plans and budgets; (8) certain contracts having a cost in excess of $1,000,000 (subject to CPI escalation); (9) the addition, substantial modification or deletion of a major ride or attraction having a cost in excess of $1,500,000 (subject to CPI escalation); (10) expenditure in excess of approved budgets, except for (a) items resulting from increases in business volume, (b) emergency situations estimated to cost less than $50,000 and (c) the transfer of budgetary funds among categories within approved budgets; (11) entry into or changes to existing corporate sponsorship arrangements having a financial impact in excess of $50,000; or (12) changing the name of Universal Orlando to eliminate the use of "Universal" or "Universal Studios."

Certain Actions that Require Partner Approval

The Park Advisory Board may not take certain actions unless it first receives the approval of Holding I and Holding II. These actions include the sale, the pledge or encumbrance of significant assets, the issuance of securities of, or interests in, the partnership or admission of any additional partner to the partnership, changes in the primary business of the partnership, any act that would make it impossible to carry on the ordinary business of the partnership, any assignment of partnership property in trust for creditors or the dissolution of the partnership.

Arbitration of Disputes

Any dispute arising out of or in connection with the partnership agreement, other than matters requiring partner approval or approval of the Park Advisory Board, will be submitted to arbitration in Orlando, Florida, and the decision of any arbitration shall be final and binding.

Indemnification

The partnership will indemnify and hold harmless Vivendi Universal Entertainment and its affiliates from all claims, liabilities and costs incurred or arising on account of their good faith performance of the functions as our manager.

Distributions

Subject to any restrictions imposed by third parties, such as our lenders or noteholders, the manager is required to distribute to our partners, within 30 days after the end of each fiscal semi-annual period, 75% of our available cash. Our senior credit agreement will restrict our manager from making any distributions to our partners, unless certain financial ratios are satisfied. In addition, as soon as possible after the end of each fiscal year, a cash distribution shall be made to each partner in an amount equal to the combined federal, state and local and foreign income tax on the amount of such partner's taxable income of the partnership allocated to it for the tax period using the highest combined tax rates applicable to Blackstone. Cash distributions to pay taxes will not be restricted by our senior credit agreement or the indenture. Cash distributions to pay taxes would be offset against cash distributions to which a partner would otherwise be entitled.

Dissolution of the Partnership

The partnership will be dissolved and its affairs wound up upon written agreement of Holding I and Holding II, the acquisition of the partnership interests of the partners of our general partner by a lender in connection with our existing credit facilities by foreclosure or power of sale, notice by any partner of our general partner ceasing to have an interest in our theme parks, the occurrence of any event that results in there being no general partner unless the partnership is continued and an additional general partner is appointed or upon the occurrence of any event that results in there being no limited partner unless the partnership is continued and an additional limited partner is appointed.

Upon our dissolution, unless we are reconstituted and continued as a new partnership, the person authorized to wind up our affairs (the liquidator) will, acting with all the powers of our general partner that the liquidator deems necessary or desirable in its good faith judgment, liquidate our assets. The proceeds of the liquidation will be applied as follows: (1) first, towards the payment of all of our creditors and the creation of a reserve for contingent liabilities and (2) then, to our partners in proportion to the balance in their respective capital accounts.

Non-Competition Agreement

During the term of the partnership agreement neither of our partners nor any of their affiliates may engage in any theme park similar to our theme parks in the State of Florida without the consent of the other partners. In addition, neither Blackstone nor any of its affiliates may engage in any theme park similar to our theme parks anywhere in the world without Universal CPM's consent. This restriction does not apply to the operation of any studio similar to our working studios at Universal Studios Florida.

If Universal CPM, Vivendi Universal Entertainment or Universal Studios, Inc. or any of their affiliates propose to develop or acquire a theme park having key elements similar to our theme parks then Blackstone may elect to participate in such development or acquisition on a 50/50 basis with Universal CPM, Vivendi Universal Entertainment or Universal Studios, Inc.

Description of Other Debt

Concurrently with the offering of the original notes, we amended our senior credit agreement with JPMorgan Chase Bank and other banks party thereto. In this prospectus, we refer to this amendment as the "Amendment." Also, concurrently with the offering of the original notes, we obtained a new additional $50.0 million revolving credit facility from several of the lenders under our existing senior credit agreement. The following is a summary of the principal terms of our senior credit agreement after giving effect to the Amendment as well as the principal terms of our new revolving credit facility. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all provisions of each of our senior credit agreement and the agreement governing our new revolving credit facility, which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Senior Credit Agreement

General

Under our senior credit agreement, we have a term loan and a revolving loan. As of September 27, 2003, the outstanding principal balance of our term loans was $680.6 million and the aggregate amount of revolving commitments available to us was $53.4 million. Approximately $372.8 million of the net proceeds of the offering of the original notes was used to repay outstanding term loans under our senior credit agreement.

Structure

The obligations under our senior credit agreement are senior obligations and rank pari passu with the obligations of our new revolving credit facility (see below).

Security

Loans made under our senior credit agreement are secured by first priority security interests in substantially all of our tangible and intangible properties and assets.

Maturity; Prepayment

Loans under our senior credit agreement will mature on June 30, 2007, and are payable in quarterly installments commencing on December 31, 1999, and ending on final maturity of the loans on June 30, 2007. Term loans may not be reborrowed. As a result of prepayments made in connection with the Financing Transactions and other prepayments made through September 27, 2003, we will not be required to make scheduled quarterly amortization payments on the term loan portion of our senior credit agreement until March 31, 2005. Our mandatory term loan amortization payment will be $53.4 million on June 30, 2005 increasing to $71.3 million per quarter on September 30, 2005. Term loans are also subject to mandatory prepayments of 100% of the net cash proceeds from asset sales over $1.0 million and 50% of our excess cash flow for each fiscal year, in each case subject to certain exceptions. All prepayments (including optional prepayments) will be applied in forward order of maturity. The available revolving credit portion of the loan reduces quarterly until maturity in June 2007. No optional prepayment of loans or reductions of commitments under the senior credit agreement are permitted while any loans are outstanding under our new revolving credit facility.

Interest Rates

The interest rate applicable to borrowings under our senior credit agreement is based, at our option, on either a base rate (calculated as the higher of the prime rate quoted by JPMorgan Chase Bank or the sum of ½ of 1% plus the federal funds rate) or LIBOR, in each case plus a specified margin. Following the end of our second fiscal quarter in 2003, the specified margin will be 3.00% in the case of base rate loans and 4.00% in the case of LIBOR loans. Principal and interest on loans under our senior credit agreement not paid when due bear interest at a default rate of 2.00% above the rates otherwise applicable to the loans.

Covenants; Events of Default

We are subject to various restrictive financial and other covenants contained in our senior credit agreement, including without limitation covenants that restrict or limit:

•	the incurrence of indebtedness;
•	the granting of additional liens;
•	certain mergers, consolidations, sales of assets and acquisitions;
•	our ability to make investments;
•	our ability to distribute cash to our partners;
•	transactions with affiliates;
•	our ability to grant negative pledges; and
•	capital expenditures.

Our senior credit agreement also contains customary affirmative covenants, including without limitation maintenance of existence and rights, payment of taxes, delivery of financial statements, maintenance of intellectual property, compliance with laws, and maintenance of our properties. In addition, the senior credit agreement requires us to maintain compliance with certain financial covenants including an obligation to maintain certain ratios of funded debt to EBITDA and certain ratios of EBITDA to interest expense.

Our senior credit agreement provides for customary events of default, including nonpayment of principal and interest, defaulting on certain other material agreements, violation of covenants, inaccuracy of representations and warranties, bankruptcy and insolvency events, material judgments and attachments, dissolution, condemnation and major casualty and the occurrence of a change of control.

Additional Revolving Credit Facility

General

Concurrently with the offering of the original notes, a new revolving facility was made available to us under the terms of an additional revolving credit agreement.

Structure

The additional revolving credit facility provides for aggregate borrowings not in excess of $50.0 million outstanding at any time. No loans may be borrowed under the new revolving credit facility unless revolving borrowings under the senior credit agreement are fully drawn and must be prepaid before prepayments on the revolver under the senior credit agreement. Amounts borrowed under the new revolving credit facility may be used for general corporate purposes.

Security

Our obligations under the new revolving credit facility will be secured on a pari passu basis with and by the same collateral as our obligations under the senior credit agreement.

Maturity; Prepayment

The new revolving facility will mature on June 30, 2007. Borrowings under the facility may be voluntarily prepaid at any time.

Interest Rates and Commitment Fees

The interest rate applicable to borrowings under the new revolving credit facility will vary based on our funded debt ratio. We must pay a quarterly commitment fee based on 1.0% of the unused portion of the new revolving credit facility.

Covenants; Events Of Default

The new revolving credit facility will be subject to covenants and events of default substantially similar to those that are contained in our senior credit agreement.

The Exchange Offer

Purpose of the Exchange Offer

In connection with the sale of the original notes, we entered into a registration rights agreement with the initial purchasers, under which we agreed to use our reasonable best efforts to file and have declared effective a registration statement under the Securities Act relating to the exchange offer.

We are making the exchange offer in reliance on the position of the SEC as set forth in certain no-action letters. However, we have not sought our own no-action letter. Based upon these interpretations by the SEC, we believe that a holder of exchange notes, but not a holder who is our "affiliate" within the meaning of Rule 405 of the Securities Act, who exchanges original notes for exchange notes in the exchange offer generally may offer the exchange notes for resale, sell the exchange notes and otherwise transfer the exchange notes without further registration under the Securities Act and without delivery of a prospectus that satisfies the requirements of Section 10 of the Securities Act. This does not apply, however, to a holder who is our "affiliate" within the meaning of Rule 405 of the Securities Act. We also believe that a holder may offer, sell or transfer the exchange notes only if the holder acquires the exchange notes in the ordinary course of its business and is not participating, does not intend to participate and has no arrangement or understanding with any person to participate in a distribution of the exchange notes.

Any holder of the original notes using the exchange offer to participate in a distribution of exchange notes cannot rely on the no-action letters referred to above. Any broker-dealer who holds original notes acquired for its own account as a result of market-making activities or other trading activities and who receives exchange notes in exchange for such original notes pursuant to the exchange offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Act in connection with any resale of such exchange notes.

Each broker-dealer that receives exchange notes for its own account in exchange for original notes, as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The letter of transmittal states that by acknowledging and delivering a prospectus, a broker-dealer will not be considered to admit that it is an "underwriter" within the meaning of the Securities Act. We have agreed that for a period of not less than 180 days after the Expiration Date, we will make this prospectus available to broker-dealers for use in connection with any such resale. See "Plan of Distribution."

Except as described above, this prospectus may not be used for an offer to resell, resale or other transfer of exchange notes.

The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of original notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of such jurisdiction.

Terms of the Exchange

Upon the terms and subject to the conditions of the exchange offer, we will accept any and all original notes validly tendered prior to 5:00 p.m., New York time, on the Expiration Date. The date of acceptance for exchange of the original notes, and completion of the exchange offer, is the exchange date, which will be the first business day following the Expiration Date. We will issue, on or promptly after the exchange date, an aggregate principal amount of up to $500.0 million of exchange notes for a like principal amount of outstanding original notes tendered and accepted in connection with the exchange offer. The exchange notes issued in connection with the exchange offer will be delivered on the earliest practicable date following the exchange date.

The terms of the exchange notes are identical in all material respects to the terms of the original notes, except that the exchange notes have been registered under the Securities Act and are issued free from any covenant regarding registration, including the payment of additional interest upon a failure to file or have declared effective an exchange offer registration statement or to complete the exchange offer by certain dates. The exchange notes will evidence the same debt as the original notes and will be issued under the same indenture and entitled to the same benefits under that indenture as the original notes being exchanged. As of the date of this prospectus, $500.0 million in aggregate principal amount of the original notes are outstanding.

In connection with the issuance of the original notes, we arranged for the original notes purchased by qualified institutional buyers and those sold in reliance on Regulation S under the Securities Act to be issued and transferable in book-entry form through the facilities of The Depository Trust Company, acting as depositary. The exchange notes will be issued in the form of a global note registered in the name of DTC or its nominee and each beneficial owner's interest in it will be transferable in book-entry form through DTC. See "Description of Book Entry System."

Holders of original notes do not have any appraisal or dissenters' rights in connection with the exchange offer. Original notes which are not tendered for exchange or are tendered but not accepted in connection with the exchange offer will remain outstanding and be entitled to the benefits of the indenture under which they were issued, but will not be entitled to any registration rights under the registration rights agreement.

We shall be considered to have accepted validly tendered original notes if and when we have given oral or written notice to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us.

If any tendered original notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events described in this prospectus or otherwise, we will return the original notes, without expense, to the tendering holder promptly after the Expiration Date.

Holders who tender original notes will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes on exchange of original notes in connection with the exchange offer. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer.

Expiration Date; Extensions; Amendments

The Expiration Date for the exchange offer is 5:00 p.m., New York City time, on                              , 2004, unless extended by us in our sole discretion, in which case the term "Expiration Date" shall mean the latest date and time to which the exchange offer is extended.

We reserve the right, in our sole discretion:

•	to delay accepting any original notes, to extend the offer or to terminate the exchange offer if, in our reasonable judgment, any of the conditions described below shall not have been satisfied, by giving oral or written notice of the delay, extension or termination to the exchange agent, or
•	to amend the terms of the exchange offer in any manner.

If we amend the exchange offer in a manner that we consider material, we will disclose such amendment by means of a prospectus supplement, and we will extend the exchange offer for a period of five to ten business days.

If we determine to extend, amend or terminate the exchange offer, we will publicly announce this determination by making a timely release through an appropriate news agency.

Conditions to the Exchange Offer

Despite any other term of the exchange offer, we will not be required to accept for exchange, or to exchange any exchange notes for, any original notes and may terminate the exchange offer as provided in this prospectus before the acceptance of the original notes, if prior to the expiration date:

•	any law, statute, rule or regulation is proposed, adopted or enacted, which in our reasonable judgment, might materially impair our ability to proceed with the exchange offer; or
•	any governmental approval has not been obtained, which approval we, in our reasonable discretion, consider necessary for the completion of the exchange offer as contemplated by this prospectus.

The conditions listed above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions. We may waive these conditions in our reasonable discretion in whole or in part at any time and from time to time. The failure by us at any time to exercise any of the above rights shall not be considered a waiver of such right, and such right shall be considered an ongoing right which may be asserted at any time and from time to time.

If we determine in our reasonable discretion that any of the conditions are not satisfied, we may:

•	refuse to accept any original notes and return all tendered original notes to the tendering holders;
•	extend the exchange offer and retain all original notes tendered before the expiration of the exchange offer, subject, however, to the rights of holders to withdraw those original notes (See "— Withdrawal of Tenders" below); or
•	waive unsatisfied conditions relating to the exchange offer and accept all properly tendered original notes which have not been withdrawn.

Procedures for Tendering

Unless the tender is being made in book-entry form, to tender in the exchange offer, a holder must

•	complete, sign and date the letter of transmittal, or a facsimile of it,
•	have the signatures guaranteed if required by the letter of transmittal, and
•	mail or otherwise deliver the letter of transmittal or the facsimile, the original notes and any other required documents to the exchange agent prior to 5:00 p.m., New York City time, on the Expiration Date.

Any financial institution that is a participant in DTC's Book-Entry Transfer Facility system may make book-entry delivery of the original notes by causing DTC to transfer the original notes into the exchange agent's account. Although delivery of original notes may be effected through book-entry transfer into the exchange agent's account at DTC, the letter of transmittal (or facsimile), with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received or confirmed by the exchange agent at its addresses set forth under the caption "exchange agent" below, prior to 5:00 p.m., New York City time, on the Expiration Date. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent.

The tender by a holder of original notes will constitute an agreement between us and the holder in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

The method of delivery of original notes and the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holders. Instead of delivery by mail, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the Expiration Date. No letter of transmittal of original notes should be sent to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the tenders for such holders.

Any beneficial owner whose original notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on behalf of the beneficial owner. If the beneficial owner wishes to tender on that owner's own behalf, the owner must, prior to completing and executing the letter of transmittal and delivery of such owner's original notes, either make appropriate arrangements to register ownership of the original notes in the owners' name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Signature on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934, unless the original notes tendered pursuant thereto are tendered:

•	by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal, or
•	for the account of an eligible guarantor institution.

In the event that signatures on a letter or transmittal or a notice of withdrawal are required to be guaranteed, such guarantee must be by:

•	a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc.,
•	a commercial bank or trust company having an office or correspondent in the United States, or
•	an "eligible guarantor institution."

If the letter of transmittal is signed by a person other than the registered holder of any original notes, the original notes must be endorsed by the registered holder or accompanied by a properly completed bond power, in each case signed or endorsed in blank by the registered holder.

If the letter of transmittal or any original notes or bond powers are signed or endorsed by trustees, executors, administrators, guardians, attorney-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by us, submit evidence satisfactory to us of their authority to act in that capacity with the letter of transmittal.

We will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance and withdrawal of tendered original notes in our sole discretion. We reserve the absolute right to reject any and all original notes not properly tendered or any original notes whose acceptance by us would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to any particular original notes either before or after the Expiration Date. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of original notes must be cured within a time period we will determine. Although we intend to request the exchange agent to notify holders of defects or irregularities relating to tenders of original notes, neither we, the exchange agent nor any other person will have any duty or incur any liability for failure to give such notification. Tenders of original notes will not be considered to have been made until such defects or irregularities have been cured or waived. Any original notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, promptly following the Expiration Date.

In addition, we reserve the right, as set forth above under the caption "Conditions to the Exchange Offer," to terminate the exchange offer.

By tendering, each holder represents to us, among other things, that:

•	the exchange notes acquired in connection with the exchange offer are being obtained in the ordinary course of business of the person receiving the exchange notes, whether or not such person is the holder;

•	neither the holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of such exchange notes; and
•	neither the holder nor any such other person is our "affiliate" (as defined in Rule 405 under the Securities Act).

If the holder is a broker-dealer which will receive exchange notes for its own account in exchange for original notes, it will acknowledge that it acquired such original notes as the result of market-making activities or other trading activities and it will deliver a prospectus in connection with any resale of such exchange notes. See "Plan of Distribution."

Guaranteed Delivery Procedures

A holder who wishes to tender its original notes and:

•	whose original notes are not immediately available;
•	who cannot deliver the holder's original notes, the letter of transmittal or any other required documents to the exchange agent prior to the Expiration Date; or
•	who cannot complete the procedures for book-entry transfer before the Expiration Date may effect a tender if

•	the tender is made through an eligible guarantor institution;
•	before the Expiration Date, the exchange agent receives from the eligible guarantor institution:
-	a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery,
-	the name and address of the holder, and
-	the certificate number(s) of the original notes and the principal amount at maturity of original notes tendered, stating that the tender is being made and guaranteeing that, within days after the Expiration Date, the letter of transmittal and the certificate(s) representing the original notes (or a confirmation of book-entry transfer), and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent; and
•	the exchange agent receives, within three New York Stock Exchange trading days after the Expiration Date, a properly completed and executed letter of transmittal or facsimile, as well as the certificate(s) representing all tendered original notes in proper form for transfer or a confirmation of book-entry transfer, and all other documents required by the letter of transmittal.

Withdrawal of Tenders

Except as otherwise provided herein, tenders of original notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

To withdraw a tender of original notes in connection with the exchange offer, a written facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must:

•	specify the name of the person who deposited the original notes to be withdrawn,
•	identify the original notes to be withdrawn (including the certificate number or numbers and principal amount at maturity of such original notes),

•	be signed by the depositor in the same manner as the original signature on the letter of transmittal by which such original notes were tendered (including any required signature guarantees) or be accompanied by documents or transfer sufficient to have the trustee register the transfer of such original notes into the name of the person withdrawing the tender, and
•	specify the name in which any such original notes are to be registered, if different from that of the depositor.

We will determine all questions as to the validity, form and eligibility (including time of receipt) of such withdrawal notices. Any original notes so withdrawn will be considered not to have been validly tendered for purposes of the exchange offer, and no exchange notes will be issued unless the original notes withdrawn are validly re-tendered. Any original notes which have been tendered but which are not accepted for exchange or which are withdrawn will be returned to the holder without cost to such holder promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn original notes may be re-tendered by following one of the procedures described above under "Procedures for Tendering" at any time prior to the Expiration Date.

Exchange Agent

The Bank of New York has been appointed as exchange agent in connection with the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent, at its offices at                     , New York, N.Y. The exchange agent's telephone number is and facsimile number is                         .

Fees and Expenses

We will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer. We will pay certain other expenses to be incurred in connection with the exchange offer, including the fees and expenses of the exchange agent and certain accounting and legal fees.

Holders who tender their original notes for exchange will not be obligated to pay transfer taxes. If, however:

•	exchange notes are to be delivered to, or issued in the name of, any person other than the registered holder of the original notes tendered, or
•	if tendered original notes are registered in the name of any person other than the person signing the letter of transmittal, or
•	if a transfer tax is imposed for any reason other than the exchange of original notes in connection with the exchange offer,

then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption from them is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to the tendering holder.

Accounting Treatment

The exchange notes will be recorded at the same carrying value as the original notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon the completion of the exchange offer. The expenses of the exchange offer that we pay will increase our deferred financing costs in accordance with generally accepted accounting principles.

Consequences of Failures to Properly Tender Original Notes in the Exchange

Issuance of the exchange notes in exchange for the original notes under the exchange offer will be made only after timely receipt by the exchange agent of such original notes, of a properly completed and duly executed letter of transmittal and all other required documents. Therefore, holders of the original notes desiring to tender such original notes in exchange for exchange notes should allow sufficient time to ensure timely delivery. We are under no duty to give notification of defects or irregularities of tenders of original notes for exchange. Original notes that are not tendered or that are tendered but not accepted by us will, following completion of the exchange offer, continue to be subject to the existing restrictions upon transfer thereof under the Securities Act, and, upon completion of the exchange offer, certain registered rights under the registration rights agreement will terminate.

In the event the exchange offer is completed, we will not be required to register the remaining original notes. Remaining original notes will continue to be subject to the following restrictions on transfer:

•	the remaining original notes may be resold only if registered pursuant to the Securities Act, if any exemption from registration is available, or if neither such registration nor such exemption is required by law, and
•	the remaining original notes will bear a legend restricting transfer in the absence of registration or an exemption.

We do not currently anticipate that we will register the remaining original notes under the Securities Act. To the extent that original notes are tendered and accepted in connection with the exchange offer, any trading market for remaining original notes could be adversely affected.

Description of Exchange Notes

General

The original notes were issued under an indenture (the "indenture") dated as of March 28, 2003, as amended by the first supplemental indenture dated as of June 12, 2003, among Universal City Development Partners, Ltd. (the "Company") and UCDP Finance, Inc., as joint and several obligors (the "Issuers"), and The Bank of New York, as Trustee. The exchange notes will be issued under the same indenture and will be identical in all material respects to the original notes, except that the exchange notes will be registered under the Securities Act and will be free of any obligation regarding registration, including the payment of additional interest upon failure to file or have declared effective an exchange offer registration statement or to consummate an exchange offer or otherwise register the original notes for resale by certain dates. We have filed a copy of the indenture as an exhibit to the registration statement which includes this prospectus. Unless stated specifically herein to the contrary, the following description applies equally to the original notes and the exchange notes.

The following summary of the material provisions of the indenture and the notes does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the indenture, including the definitions of certain terms therein and those terms made a part thereof by the TIA. Capitalized terms used in this "Description of Exchange Notes" section and not otherwise defined have the meanings set forth in the section "— Certain Definitions." As used in this "Description of Exchange Notes" section, "we," "us" and "our" means the Issuers and not any of their Subsidiaries.

We may issue additional notes from time to time under the indenture after the date of this prospectus. Any offering of additional notes is subject to the covenant described below under the caption "Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock." The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase.

Principal of, premium, if any, and interest on the notes will be payable, and the notes may be exchanged or transferred, at the office or agency of the Issuers in the Borough of Manhattan, The City of New York (which initially shall be the principal corporate trust office of the Trustee). At the option of the Issuers, payment of interest may be made by check mailed to the holders at their registered addresses.

The notes have been and will continue to be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple of $1,000. No service charge will be made for any registration of transfer or exchange of notes, but the Issuers may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

Terms of the Notes

The notes are unsecured senior obligations of the Issuers and will mature on April 1, 2010. Each note bears interest at a rate per annum shown on the front cover of this prospectus from March 28, 2003 or from the most recent date to which interest has been paid or provided for, payable semiannually to holders of record at the close of business on the March 15 or September 15 immediately preceding the interest payment date on April 1 and October 1 of each year, commencing October 1, 2003. Pursuant to the terms of the registration rights agreement, the notes will bear additional interest at the rate of 0.25% per annum with respect to the period beginning on December 24, 2003 and ending on the Expiration Date. If the Expiration Date is not extended, this means that the exchange notes will bear additional interest of $                 for each $1,000 principal amount.

Optional Redemption

Except as set forth in the following paragraph, the notes are not redeemable at the option of the Issuers prior to April 1, 2007. Thereafter, the notes will be redeemable, at the Issuers' option, in whole or in part, upon not less than 30 nor more than 60 days prior notice mailed by first-class mail to each holder's registered address, at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on April 1 of the years set forth below:

Period	Redemption Price
2007	105.875%
2008	102.938%
2009 and thereafter	100.000%

In addition, at any time prior to April 1, 2006, the Issuers may redeem in the aggregate up to 35% of aggregate principal amount of the notes (calculated after giving effect to any issuance of additional notes) with the net cash proceeds of one or more Equity Offerings by the Company at a redemption price (expressed as a percentage of principal amount thereof) of 111.750% plus accrued and unpaid interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that at least 65% of the original aggregate principal amount of the notes (calculated after giving effect to any issuance of additional notes) must remain outstanding after each such redemption and provided further that such redemption shall occur within 90 days after the date on which any such Equity Offering is consummated upon not less than 30 nor more than 60 days notice mailed to each holder of notes being redeemed and otherwise in accordance with the procedures set forth in the indenture.

Selection

In the case of any partial redemption, selection of the notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which such notes are listed, or if such notes are not so listed, on a pro rata basis, by lot or by such other method as the Trustee shall deem fair and appropriate (and in such manner as complies with applicable legal requirements); provided that no notes of $1,000 or less shall be redeemed in part. If any note is to be redeemed in part only, the notice of redemption relating to such note shall state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note. On and after the redemption date, interest will cease to accrue on notes or portions thereof called for redemption so long as the Issuers have deposited with the paying agent funds sufficient to pay the principal of, plus accrued and unpaid interest on the notes to be redeemed.

Ranking

The notes are the unsecured obligations of the Issuers ranking pari passu in right of payment with all existing and future unsecured unsubordinated debt of the Issuers and senior to all future Subordinated Indebtedness of the Issuers. Except as provided in the covenant described below under the caption "Certain Covenants — Future Guarantors," the notes will not be guaranteed by the Company's subsidiaries. The notes are effectively subordinated to all of the Issuers' secured obligations to the extent of the value of the assets securing such obligations and to all obligations of the Company's subsidiaries. As of September 27, 2003, the Company had approximately $1,175.2 million of outstanding Indebtedness, including approximately $680.6 million of indebtedness under our senior credit agreement (which would have been secured by a pledge of substantially all the Company's assets) and $500.0 million of notes (with a remaining discount of $5.4 million). The Company's only subsidiary (not including UCDP Finance, Inc.) had no Indebtedness. In addition, pursuant to the Subordination Agreement, the Special Fees will be subordinate in right of payment to the notes and may not be paid if there is an event of default (or to the knowledge of our officers a default) under the notes.

Change of Control

Upon the occurrence of a Change of Control, each holder will have the right to require the Issuers to repurchase all or any part of such holder's notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), except to the extent the Issuers have previously elected to redeem notes as described under "— Optional Redemption."

In the event that at the time of such Change of Control the terms of Indebtedness under the Credit Agreement restrict or prohibit the repurchase of notes pursuant to this covenant, then prior to the mailing of the notice to holders provided for in the immediately following paragraph but in any event within 30 days following any Change of Control, the Issuers shall:

(1)	repay in full all outstanding Indebtedness under the Credit Agreement; or
(2)	obtain the requisite consent, if required, under the agreements governing Indebtedness under the Credit Agreement to permit the repurchase of the notes as provided for in the immediately following paragraph.

Within 30 days following any Change of Control, except to the extent that the Issuers have exercised their right to redeem the notes as described under "— Optional Redemption," the Issuers shall mail a notice (a "Change of Control Offer") to each holder with a copy to the Trustee stating:

(1)	that a Change of Control has occurred and that such holder has the right to require the Issuers to purchase such holder's notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date);
(2)	the circumstances and relevant facts and financial information regarding such Change of Control;
(3)	the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and
(4)	the instructions determined by the Issuers, consistent with this covenant, that a holder must follow in order to have its notes purchased.

The Issuers will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Issuers and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

The Issuers will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under this paragraph by virtue thereof.

This Change of Control repurchase provision is a result of negotiations between the Issuers and the Initial Purchasers. The Issuers have no present intention to engage in a transaction involving a Change of Control, although it is possible that the Issuers could decide to do so in the future. Subject to the limitations discussed below, the Issuers could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the Issuers' capital structure or credit ratings.

The occurrence of events which would constitute a Change of Control would constitute a default under the Credit Agreement. Future Indebtedness of the Issuers may contain prohibitions on certain events which would constitute a Change of Control or require such Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require the Issuers to repurchase the notes could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Issuers. Finally, the Issuers' ability to pay cash to the holders upon a repurchase may be limited by the Issuers' then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

The definition of Change of Control includes a phrase relating to the sale, lease or transfer of "all or substantially all" the assets of the Company and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require the Issuers to repurchase such notes as a result of a sale, lease or transfer of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Material Covenants

The indenture contains covenants including, among others, the following:

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock. The indenture provides that:

(1)	the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) or issue any shares of Disqualified Stock; and
(2)	the Company will not permit any of its Restricted Subsidiaries to issue any shares of Preferred Stock;

provided, however, that the Company and any Restricted Subsidiary that is a Guarantor may Incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock and any Restricted Subsidiary that is a Guarantor may issue shares of Preferred Stock, in each case if the Debt to EBITDA Ratio of the Company at the time of such incurrence or issuance, as the case may be, would have been less than or equal to 5.00 to 1.00 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of the most recently ended four full fiscal quarters for which internal financial statements are available.

The foregoing limitations will not apply to:

(a)	the Incurrence by the Company or its Restricted Subsidiaries of Indebtedness under the Credit Agreement, including any Indebtedness outstanding on the Issue Date, and the issuance and creation of letters of credit and bankers' acceptances thereunder (with letters of credit and bankers' acceptances being deemed to have a principal amount equal to the face amount thereof) up to an aggregate principal amount of $925 million outstanding at any one time, less (i) the amount of all mandatory principal payments required to be made by the borrower thereunder with the Net Proceeds of Asset Sales and (ii) the amount of any Refinancing Indebtedness Incurred pursuant to clause (n) to refinance Indebtedness under the Credit Agreement;
(b)	the Incurrence by the Company and the Guarantors of Indebtedness represented by the notes (not including any additional notes) and the Guarantees and any exchange notes and guarantees thereof;
(c)	Indebtedness existing on the Issue Date (other than Indebtedness described in clauses (a) and (b));
(d)	Indebtedness (including Capitalized Lease Obligations) Incurred by the Company or any of its Restricted Subsidiaries to finance the purchase, lease or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets (but no other material assets)) in an aggregate principal amount which, when aggregated with the principal amount of all other Indebtedness then outstanding and Incurred pursuant to this clause (d), does not exceed $25 million;
(e)	Indebtedness Incurred by the Company or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including without limitation letters of credit in respect of workers' compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers' compensation claims; provided, however, that upon the drawing of such letters of credit, such obligations are reimbursed within 30 days following such drawing;
(f)	Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred in connection with the disposition of any business, assets or a Subsidiary of the Company in accordance with the terms of the indenture, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;
(g)	Indebtedness of the Company to a Restricted Subsidiary; provided that any such Indebtedness is subordinated in right of payment to the notes; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary of the Company or any other subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case to be an Incurrence of such Indebtedness;
(h)	shares of Preferred Stock of a Restricted Subsidiary issued to the Company or another Restricted Subsidiary of the Company; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary that holds such shares of Preferred Stock of another Restricted Subsidiary ceasing to be a Restricted Subsidiary, or any other subsequent transfer of any such shares of Preferred Stock (except to the Company or another Restricted Subsidiary) shall be deemed, in each case, to be an issuance of shares of Preferred Stock;
(i)	Indebtedness of a Restricted Subsidiary to the Company or another Restricted Subsidiary; provided that (i) any such Indebtedness is made pursuant to an intercompany note and (ii) if a Guarantor incurs such Indebtedness to a Restricted Subsidiary that is not a Guarantor such Indebtedness is subordinated in right of payment to the Guarantee of such Guarantor; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary lending such Indebtedness ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case, to be an Incurrence of such Indebtedness;
(j)	Hedging Obligations that are Incurred in the ordinary course of business (and not for speculative purposes): (1) for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of the indenture to be outstanding; (2) for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges; or (3) for the purpose of fixing or hedging commodity price risk with respect to any commodity purchases;
(k)	obligations in respect of performance, bid and surety bonds and completion guarantees provided by the Company or any Restricted Subsidiary in the ordinary course of business;
(l)	Indebtedness or Disqualified Stock of the Company or any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount, which when aggregated with the principal amount or liquidation preference of all other Indebtedness and Disqualified Stock then outstanding and Incurred pursuant to this clause (l), does not exceed $60 million at any one time outstanding (it being understood that any Indebtedness Incurred under this clause (l) shall cease to be deemed Incurred or outstanding for purposes of this clause (l) but shall be deemed Incurred for purposes of the first paragraph of this covenant from and after the first date on which the Company could have Incurred such Indebtedness under the first paragraph of this covenant without reliance upon this clause (l));
(m)	any guarantee by the Company or a Guarantor of Indebtedness or other obligations of the Company or any of its Restricted Subsidiaries so long as the Incurrence of such Indebtedness Incurred by the Company or such Restricted Subsidiary is permitted under the terms of the indenture; provided that if such Indebtedness is by its express terms subordinated in right of payment to the notes or the Guarantee of such Restricted Subsidiary, as applicable, any such guarantee of such Guarantor with respect to such Indebtedness shall be subordinated in right of payment to such Guarantor's Guarantee with respect to the notes substantially to the same extent as such Indebtedness is subordinated to the notes or the Guarantee of such Restricted Subsidiary, as applicable;
(n)	the Incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness which serves to refund or refinance any Indebtedness Incurred as permitted under the first paragraph of this covenant and clauses (a), (b), (c), (d) and (o) of this paragraph or any Indebtedness issued to so refund or refinance such Indebtedness (subject to the following proviso, "Refinancing Indebtedness") prior to its respective maturity; provided, however, that such Refinancing Indebtedness:
(1)	has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness being refunded or refinanced;
(2)	has a Stated Maturity which is no earlier than the Stated Maturity of the Indebtedness being refunded or refinanced;
(3)	to the extent such Refinancing Indebtedness refinances Indebtedness junior to the notes or the Guarantee of such Restricted Subsidiary, as applicable, such Refinancing Indebtedness is junior to the notes or the Guarantee of such Restricted Subsidiary, as applicable;
(4)	is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced plus premium and fees Incurred in connection with such refinancing;
(5)	shall not include (x) Indebtedness of a Restricted Subsidiary that is not a Guarantor that refinances Indebtedness of the Company, or (y) Indebtedness of the Company or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary; and
(6)	if such Refinancing Indebtedness refinances Indebtedness Incurred as permitted under clause (a) of this paragraph, the amount of Indebtedness permitted to be Incurred under clause (a) shall be permanently reduced by the amount of any such Refinancing Indebtedness.
(o)	Indebtedness or Disqualified Stock of Persons that are acquired by the Company or any of its Restricted Subsidiaries or merged into a Restricted Subsidiary in accordance with the terms of the indenture; provided, however, that such Indebtedness or Disqualified Stock is not Incurred in contemplation of such acquisition or merger or to provide all or a portion of the funds or credit support required to consummate such acquisition or merger; provided further, however, that after giving effect to such acquisition and the Incurrence of such Indebtedness either:
(1)	the Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Debt to EBITDA Ratio test set forth in the first sentence of this covenant; or

(2)	the Debt to EBITDA Ratio test would be lower than immediately prior to such acquisition;
(p)	Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within two Business Days of its Incurrence;
(q)	Indebtedness of the Company or any Restricted Subsidiary of the Company supported by a letter of credit issued pursuant to the Credit Agreement, in a principal amount not in excess of the stated amount of such letter of credit;
(r)	Contribution Indebtedness; and
(s)	(a) if the Company could Incur $1.00 of additional Indebtedness pursuant to the first paragraph hereof after giving effect to such borrowing, Indebtedness of Foreign Subsidiaries not otherwise permitted hereunder or (b) if the Company could not Incur $1.00 of additional Indebtedness pursuant to the first paragraph hereof after giving effect to such borrowing, Indebtedness of Foreign Subsidiaries Incurred for working capital purposes, in either case in an aggregate principal amount, which when aggregated with the principal amount of all other Indebtedness then outstanding and Incurred pursuant to this clause (s), does not exceed the greater of (x) $10 million and (y) 5% of the consolidated assets of the Foreign Subsidiaries.

Notwithstanding the foregoing, neither the Company nor any Guarantor may Incur any Indebtedness pursuant to the immediately preceding paragraph if the proceeds thereof are used, directly or indirectly, to repay, prepay, redeem, defease, retire, refund or refinance any Subordinated Indebtedness unless such Indebtedness will be subordinated to the notes or such Guarantor's Guarantee, as applicable, to at least the same extent as such Subordinated Indebtedness. For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of permitted Indebtedness described in clauses (a) through (s) above or is entitled to be Incurred pursuant to the first paragraph of this covenant, the Company shall, in its sole discretion, classify or reclassify or allocate such item of Indebtedness in any manner that complies with this covenant and such item of Indebtedness will be treated as having been Incurred pursuant to only one of such clauses or pursuant to the first paragraph hereof. Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant.

Limitation on Restricted Payments.    The indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay any dividend or make any distribution on account of the Company's or any of its Restricted Subsidiaries' Equity Interests, including any payment made in connection with any merger or consolidation involving the Company (other than (A) dividends or distributions by the Company payable solely in Equity Interests (other than Disqualified Stock) of the Company; or (B) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly Owned Restricted Subsidiary, the Company or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities);
(2)	purchase or otherwise acquire or retire for value any Equity Interests of the Company;
(3)	make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment or scheduled maturity, any Subordinated Indebtedness (other than the payment, redemption, repurchase, defeasance, acquisition or retirement of (A) Subordinated Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such payment, redemption, repurchase, defeasance, acquisition or retirement and (B) Indebtedness permitted under clauses (g) and (i) of the second paragraph of the covenant described under "— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock"); or

(4)	make any Restricted Investment

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as "Restricted Payments"), unless, at the time of such Restricted Payment:

(a)	no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;
(b)	immediately after giving effect to such transaction on a pro forma basis, the Company could Incur $1.00 of additional Indebtedness under the provisions of the first paragraph of "— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;" and
(c)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Issue Date (including, without duplication, Restricted Payments permitted by clauses (1), (4), (6) and (8) of the second succeeding paragraph and any payments of Special Fees pursuant to clause (10) of the covenant described under "— Transactions with Affiliates," but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of, without duplication,
(1)	an amount equal to the Company's EBITDA for the period from the beginning of the first fiscal quarter commencing after December 28, 2002 to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (the "Basket Period") less the product of 1.5 times the Company's Consolidated Interest Expense for the Basket Period, plus
(2)	100% of the aggregate net proceeds, including cash and the Fair Market Value (as determined in accordance with the next succeeding sentence) of property other than cash, received by the Company since the Issue Date from the issue or sale of Equity Interests of the Company (excluding Refunding Capital Stock (as defined below), Designated Preferred Stock, Excluded Contributions, Disqualified Stock and the net proceeds received from Equity Offerings to the extent used to redeem notes in compliance with the provisions set forth under the caption "Optional Redemption"), including Equity Interests issued upon conversion of Indebtedness or upon exercise of warrants or options (other than an issuance or sale to a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any of its Subsidiaries), plus
(3)	100% of the aggregate amount of contributions to the capital of the Company received in cash and the Fair Market Value (as determined in accordance with the next succeeding sentence) of property other than cash since the Issue Date (other than Excluded Contributions, Refunding Capital Stock, Designated Preferred Stock, Disqualified Stock and the Cash Contribution Amount), plus
(4)	100% of the aggregate amount received in cash and the Fair Market Value (as determined in accordance with the next succeeding sentence) of property other than cash received from:
(A)	the sale or other disposition (other than to the Company or a Restricted Subsidiary) of Restricted Investments made by the Company and its Restricted Subsidiaries and from repurchases and redemptions of such Restricted Investments from the Company and its Restricted Subsidiaries by any Person (other than the Company or any of its Subsidiaries) and from repayments of loans or advances which constituted Restricted Investments,
(B)	the sale (other than to the Company or a Restricted Subsidiary) of the Capital Stock of an Unrestricted Subsidiary or
(C)	a distribution or dividend from an Unrestricted Subsidiary, plus
(5)	in the event any Unrestricted Subsidiary has been redesignated as a Restricted Subsidiary or has been merged, consolidated or amalgamated with or into, or transfers or conveys its assets to, or is liquidated into, the Company or a Restricted Subsidiary, the Fair Market Value (as determined in accordance with the next succeeding sentence) of the Investment of the Company in such Unrestricted Subsidiary at the time of such redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable), after deducting any Indebtedness associated with the Unrestricted Subsidiary so designated or combined or any Indebtedness associated with the assets so transferred or conveyed;

provided, however, that notwithstanding the foregoing, Special Fees may only be paid in accordance with and pursuant to clause (10) of the covenant described under "— Transactions with Affiliates."

The Fair Market Value of property other than cash covered by clauses (c)(2), (3), (4) and (5) above shall be determined in good faith by the Company and

(A)	in the event of property with a Fair Market Value in excess of $15 million, shall be set forth in an Officers' Certificate or
(B)	in the event of property with a Fair Market Value in excess of $30 million, shall be set forth in a resolution approved by at least a majority of the Board of Directors of the Company.

The foregoing provisions will not prohibit:

(1)	the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the indenture;
(2)	(a) the repurchase, retirement or other acquisition of any Equity Interests ("Retired Capital Stock") or Subordinated Indebtedness of the Company in exchange for, or out of the proceeds of the substantially concurrent sale of, Equity Interests of the Company or contributions to the equity capital of the Company (other than any Disqualified Stock or any Equity Interests sold to a Subsidiary of the Company or to an employee stock ownership plan or any trust established by the Company or any of its Subsidiaries) (collectively, including any such contributions, "Refunding Capital Stock") and
(b)	the declaration and payment of accrued dividends on the Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company or to an employee stock ownership plan or any trust established by the Company or any of its Subsidiaries) of Refunding Capital Stock;
(3)	the redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Company which is Incurred in accordance with the covenant described under "— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" so long as
(a)	the principal amount of such new Indebtedness does not exceed the principal amount of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value (plus the amount of any premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired plus any fees incurred in connection therewith),
(b)	such Indebtedness is subordinated to the notes at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, acquired or retired for value,
(c)	such Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired and

(d)	such Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired;
(4)	the repurchase, retirement or other acquisition for value of Equity Interests of the Company held by any future, present or former employee, director or consultant of the Company or any Subsidiary of the Company pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement; provided, however, that the aggregate amounts paid under this clause (4) do not exceed $5 million in any calendar year (with unused amounts in any calendar year being permitted to be carried over for the two succeeding calendar years); provided further, however, that such amount in any calendar year may be increased by an amount not to exceed:
(a)	the cash proceeds received by the Company or any of its Restricted Subsidiaries from the sale of Equity Interests (other than Disqualified Stock) of the Company to members of management, directors or consultants of the Company and its Restricted Subsidiaries that occurs after the Issue Date (provided that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition or dividend will not increase the amount available for Restricted Payments under clause (c) of the immediately preceding paragraph); plus
(b)	the cash proceeds of key man life insurance policies received by the Company and its Restricted Subsidiaries after the Issue Date;

(provided that the Company may elect to apply all or any portion of the aggregate increase contemplated by clauses (a) and (b) above in any single calendar year);

(5)	the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of the Company or any of its Restricted Subsidiaries issued or incurred in accordance with the covenant entitled "— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;"
(6)	the declaration and payment of dividends or distributions to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date; provided, however, that (A) for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock, after giving effect to such issuance (and the payment of dividends or distributions) on a pro forma basis, the Company would have had a Debt to EBITDA Ratio of no greater than 5.00 to 1.00 and (B) the aggregate amount of dividends declared and paid pursuant to this clause (6) does not exceed the net cash proceeds actually received by the Company directly from any such sale of Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date;
(7)	Investments in Unrestricted Subsidiaries and joint ventures having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (7) that are at that time outstanding, not to exceed $40 million at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);
(8)	the payment of dividends on the Company's common stock of up to 6.0% per annum of the net proceeds received by the Company from any public offering of common stock;
(9)	Investments that are made with Excluded Contributions;
(10)	other Restricted Payments in an aggregate amount not to exceed $20 million;
(11)	the distribution, as a dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Company or a Restricted Subsidiary of the Company by, Unrestricted Subsidiaries;

(12)	payments, whether in the form of cash dividends or other distributions on the Company's Capital Stock or otherwise, used to fund the payment of fees and expenses owed by the Company or its Restricted Subsidiaries to Affiliates to the extent permitted by the covenant described under "— Transactions with Affiliates;"
(13)	repurchases of Equity Interests deemed to occur upon exercise of stock options if such Equity Interests represent a portion of the exercise price of such options; and
(14)	during a period when the Company is treated as a partnership for federal, state or local or foreign income tax purposes and after such period to the extent relating to the liability for such period, the payment of distributions in respect of partners' income tax liability with respect to the Company solely as a result of the Company being a partnership or similar pass-through entity for federal, state or local or foreign income tax purposes in an amount not to exceed the taxable income of the Company multiplied by the highest combined federal, state and local and foreign income tax rate applicable to the partners of certain Affiliates of Blackstone;

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (6), (7), (10) and (11), no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof.

As of the date of this prospectus, the Company's only Subsidiary (not including UCDP Finance, Inc.) is a Restricted Subsidiary. The Company will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the definition of "Unrestricted Subsidiary." For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of "Investments." Such designation will only be permitted if a Restricted Payment in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

Dividend and Other Payment Restrictions Affecting Subsidiaries.    The indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(a)	(i) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (1) on its Capital Stock; or (2) with respect to any other interest or participation in, or by, its profits; or (ii) pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;
(b)	make loans or advances to the Company or any of its Restricted Subsidiaries; or
(c)	sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries;

except in each case for such encumbrances or restrictions existing under or by reason of:

(1)	contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to the Credit Agreement and the other Senior Credit Documents;
(2)	the indenture and the notes;
(3)	applicable law or any applicable rule, regulation or order;
(4)	any agreement or other instrument relating to Indebtedness of a Person acquired by the Company or any Restricted Subsidiary which was in existence at the time of such acquisition (but not created in contemplation thereof or to provide all or any portion of the funds or credit support utilized to consummate such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;
(5)	any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;
(6)	Secured Indebtedness otherwise permitted to be Incurred pursuant to the covenants described under "— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" and "— Liens" that limit the right of the debtor to dispose of the assets securing such Indebtedness;
(7)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;
(8)	customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business;
(9)	purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature discussed in clause (c) above on the property so acquired;
(10)	customary provisions contained in leases and other similar agreements entered into in the ordinary course of business that impose restrictions of the type described in clause (c) above;
(11)	other Indebtedness of Restricted Subsidiaries (i) that are Guarantors that is Incurred subsequent to the Issue Date pursuant to the covenant described under "— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" or (ii) that are Foreign Subsidiaries that is Incurred subsequent to the Issue Date pursuant to clauses (d), (l) or (s) of the second paragraph of the covenant described under "— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock"; or
(12)	any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (11) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Company, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

Asset Sales.    The indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, cause or make an Asset Sale, unless (x) the Company, or its Restricted Subsidiaries, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value (as determined in good faith by the Company) of the assets sold or otherwise disposed of, and (y) at least 75% of the consideration therefor received by the Company, or such Restricted Subsidiary, as the case may be, is in the form of Cash Equivalents; provided that the amount of:

(a)	any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet or in the notes thereto) of the Company or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the notes) that are assumed by the transferee of any such assets,
(b)	any notes or other obligations or other securities or assets received by the Company or such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash within 180 days of the receipt thereof (to the extent of the cash received),
(c)	any Designated Non-cash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of 2.5% of Total Assets and $50 million at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value), and
(d)	any non-cash consideration received by the Company or one of its Restricted Subsidiaries in connection with the sale of unimproved real property owned by the Company on the Issue Date (such non-cash consideration being referred to herein as "Land Sale Non-cash Consideration")

shall be deemed to be Cash Equivalents for the purposes of this provision.

Within 365 days after the Company's or any Restricted Subsidiary's receipt of the Net Proceeds of any Asset Sale, the Company or such Restricted Subsidiary may apply the Net Proceeds from such Asset Sale, at its option:

(1)	to permanently reduce Obligations under the Credit Agreement (and, in the case of revolving Obligations, to correspondingly reduce commitments with respect thereto) or Indebtedness of a Restricted Subsidiary that is not a Guarantor, in each case other than Indebtedness owed to the Company or an Affiliate of the Company or Pari Passu Indebtedness; provided that if the Company shall so reduce Pari Passu Indebtedness, it will equally and ratably make an Asset Sale Offer to all holders of notes as set forth in the following paragraph,
(2)	to an investment in any one or more businesses (provided that such investment in any business may be in the form of the acquisition of Capital Stock so long as it results in the Company or a Restricted Subsidiary, as the case may be, owning substantially all the Capital Stock of such business), or capital expenditures, in each case used or useful in a Similar Business and/or
(3)	to make an investment in any one or more businesses (provided that such investment in any business may be in the form of the acquisition of Capital Stock so long as it results in the Company or a Restricted Subsidiary, as the case may be, owning substantially all the Capital Stock of such business), properties or assets that replace the properties and assets that are the subject of such Asset Sale.

Pending the final application of any such Net Proceeds, the Company or such Restricted Subsidiary may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Proceeds in Cash Equivalents or Investment Grade Securities. The indenture provides that any Net Proceeds from any Asset Sale that are not applied as provided and within the time period set forth in the first sentence of this paragraph (it being understood that any portion of such Net Proceeds used to make an offer to purchase notes, as described in clause (1) above, shall be deemed to have been invested whether or not such offer is accepted) will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $20.0 million, the Company shall make an offer to purchase, prepay or redeem (an "Asset Sale Offer") on a pro rata basis the maximum principal amount of notes and other Pari Passu Indebtedness that may be purchased out of such Excess Proceeds to (i) all holders of notes and (ii) all holders of any other Pari Passu Indebtedness of the Company on the terms and to the extent contemplated by the provisions governing such Pari Passu Indebtedness. Such Asset Sale Offer will be at an offer price in cash (A), in the case of the notes, of 100% of the principal amount of the notes, plus accrued and unpaid interest thereon to the date of repurchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date in accordance with the procedures set forth in the Indenture) and (B), in the case of other Pari Passu Indebtedness of the Company, sufficient to comply with the provisions governing such Pari Passu Indebtedness of the Company (provided that in no event shall the Company offer to purchase Pari Passu Indebtedness at a purchase price in excess of 100% of its principal amount, plus accrued and unpaid interest thereon). The Company will commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that Excess Proceeds exceeds $20.0 million by mailing the notice required pursuant to the terms of the indenture, with a copy to the Trustee. To the extent that the aggregate amount of notes and Pari Passu Indebtedness tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of notes surrendered by holders thereof exceeds the pro rata amount of Excess Proceeds to be used to purchase the notes, the Trustee shall select the notes to be purchased in the manner described below. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws or regulations are applicable in connection with the repurchase of the notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the indenture, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the indenture by virtue thereof.

If more notes are tendered pursuant to an Asset Sale Offer than the Company is required to purchase, selection of such notes for purchase will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which such notes are listed, or if such notes are not so listed, on a pro rata basis, by lot or by such other method as the Trustee shall deem fair and appropriate (and in such manner as complies with applicable legal requirements); provided that no notes of $1,000 or less, shall be purchased in part.

Notices of an Asset Sale Offer shall be mailed by first class mail, postage prepaid, at least 30 but not more than 60 days before the purchase date to each holder of notes at such holder's registered address. If any note is to be purchased in part only, any notice of purchase that relates to such note shall state the portion of the principal amount thereof that has been or is to be purchased.

A new note in principal amount equal to the unpurchased portion of any note purchased in part will be issued in the name of the holder thereof upon cancellation of the initial note. On and after the purchase date, unless the Company defaults in payment of the purchase price, interest shall cease to accrue on notes or portions thereof purchased.

Transactions with Affiliates.    The indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each of the foregoing, an "Affiliate Transaction") if such Affiliate Transaction or series of related Affiliate Transactions involves aggregate consideration in excess of $5 million, unless:

(a)	such Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and
(b)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10 million, the Company delivers to the Trustee a resolution adopted in good faith by the majority of the Board of Directors of the Company, approving such Affiliate Transaction and set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (a) above.

The foregoing provisions will not apply to the following:

(1)	transactions between or among the Company and/or any of its Restricted Subsidiaries;
(2)	Restricted Payments permitted by the provisions of the indenture described above under the covenant "— Limitation on Restricted Payments;"
(3)	the payment of annual management, consulting, monitoring and advisory fees to Vivendi and its Affiliates and Blackstone and its Affiliates in an amount in any fiscal year not to exceed $3.0 million in the aggregate;
(4)	the payment of reasonable and customary fees paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or of Affiliates of the Company providing services to the Company;
(5)	payments by the Company or any of its Restricted Subsidiaries to Blackstone made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures, which payments are approved by a majority of the Board of Directors of the Company in good faith;
(6)	transactions in which the Company or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (a) of the preceding paragraph;
(7)	payments or loans to employees or consultants in the ordinary course of business which are approved by a majority of the Board of Directors of the Company in good faith;
(8)	any agreement (other than with Blackstone or Vivendi) as in effect as of the Issue Date or any amendment thereto (so long as any such amendment is not disadvantageous to the holders of the notes in any material respect) or any transaction contemplated thereby;
(9)	the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date and any amendment thereto or similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (9) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the holders of the notes in any material respect;
(10)	the payment to Vivendi or UPR of (i) current portions of the Special Fee pursuant to the terms of the Partnership Agreement as in effect on the Issue Date or as modified in a manner no less favorable to the Company, so long as after giving effect to such payment, on a pro forma basis, the Company would have had a Debt to EBITDA Ratio of no greater than 5.00 to 1.00 and (ii) current or deferred portions of the Special Fee pursuant to the terms of the Partnership Agreement as in effect on the Issue Date or as modified in a manner no less favorable to the Company, so long as after giving effect to such payment, on a pro forma basis, the Company would have had a Debt to EBITDA Ratio of no greater than 4.00 to 1.00; provided, however, that the aggregate amount of such payments made pursuant to clause (i) above shall not exceed $20 million in any fiscal year;

(11)	transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the indenture, which are fair to the Company and its Restricted Subsidiaries in the reasonable determination of the Board of Directors or the senior management of the Company, and are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;
(12)	the issuance of Equity Interests (other than Disqualified Stock) of the Company to any Permitted Holder;
(13)	transactions with Vivendi consisting of reimbursement of expenses, sharing of operating and capital costs, licensing and sublicensing of rights under intellectual property, joint marketing arrangements, sharing of personnel and employees, coverage under insurance policies and joint purchasing arrangements, in each case consistent with past practice or practice in effect on the Issue Date or as modified in a manner no less favorable to the Company; and
(14)	the reimbursement of out of pocket expenses actually and properly incurred by Vivendi or its Affiliates, UPR and Blackstone or its Affiliates in connection with activities of the Company as permitted pursuant to the Partnership Agreement as in effect on the Issue Date or as modified in a manner no less favorable to the Company.

Liens.    The indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien on any asset or property of the Company or such Restricted Subsidiary, or any income or profits therefrom, or assign or convey any right to receive income therefrom, that secures any obligations of the Company or any of its Subsidiaries unless the notes are equally and ratably secured with (or on a senior basis to, in the case of obligations subordinated in right of payment to the notes) the obligations so secured or until such time as such obligations are no longer secured by a Lien. The preceding sentence will not require the Company or any Restricted Subsidiary to secure the notes if the Lien consists of a Permitted Lien.

Limitation on Business Activities of UCDP Finance, Inc.    UCDP Finance, Inc. will not hold any material assets, become liable for any material obligations, engage in any trade or business, or conduct any business activity, other than the issuance of Equity Interests to the Company or any Wholly Owned Restricted Subsidiary, the incurrence of Indebtedness as a co-obligor or guarantor of Indebtedness incurred by the Company, including the notes and the exchange notes, if any, that is permitted to be incurred by the Company under "— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" above (provided that the net proceeds of such Indebtedness are retained by the Company or loaned to or contributed as capital to one or more Restricted Subsidiaries other than UCDP Finance, Inc.), and activities incidental thereto. Neither the Company nor any Restricted Subsidiary shall engage in any transactions with UCDP Finance, Inc. in violation of the immediately preceding sentence.

Reports and Other Information.    The indenture provides that notwithstanding that the Issuers may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Issuers will, beginning with the first required filing after the exchange offer, file with the SEC (and provide the Trustee and holders with copies thereof, without cost to each holder, within 15 days after filing with the SEC),

(1)	within 90 days after the end of each fiscal year (or such shorter period as may be required by the SEC), annual reports on Form 10-K (or any successor or comparable form) containing the information required to be contained therein (or required in such successor or comparable form),
(2)	within 45 days after the end of each of the first three fiscal quarters of each fiscal year (or such shorter period as may be required by the SEC), reports on Form 10-Q (or any successor or comparable form),

(3)	promptly from time to time after the occurrence of an event required to be therein reported (and in any event within the time period specified for filing current reports on Form 8-K by the SEC), such other reports on Form 8-K (or any successor or comparable form), and
(4)	any other information, documents and other reports which the Issuers would be required to file with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act;

provided, however, the Issuers shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event the Issuers will make available such information to prospective purchasers of notes, in addition to providing such information to the Trustee and the holders, in each case within 15 days after the time the Issuers would be required to file such information with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act. Notwithstanding the foregoing, (i) such requirements shall be deemed satisfied prior to the commencement of the exchange offer or the effectiveness of the shelf registration statement contemplated by the registration rights agreement by the filing with the SEC of the registration statement of which this prospectus forms a part and/or the shelf registration statement contemplated by the registration rights agreement and any amendments thereto, with such financial information that satisfies Regulation S-X of the Securities Act and (ii) audited financial statements relating to periods subsequent to the Issue Date will not be required to be presented on a side-by-side or comparative basis with any of the Company's financial statements audited by Arthur Andersen LLP.

Future Guarantors.    The indenture provides that the Company will cause each Wholly Owned Restricted Subsidiary that is a Domestic Subsidiary that:

(a)	guarantees any Indebtedness of the Company or any of its Restricted Subsidiaries; or
(b)	Incurs any Indebtedness or issues any shares of Disqualified Stock or Preferred Stock permitted to be Incurred or issued pursuant to the first paragraph of the covenant described under "— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" or clauses (a), (l) or (s) of the second paragraph thereof or not permitted to be Incurred by such covenant:

to execute and deliver to the Trustee a supplemental indenture pursuant to which such Subsidiary will guarantee payment of the notes. In addition, the indenture will provide that the Company will cause each non-wholly owned Domestic Subsidiary that is a Significant Subsidiary that guarantees any Indebtedness under the Credit Agreement to execute and deliver to the Trustee a supplemental indenture pursuant to which such Subsidiary will guarantee payment of the notes. Each Guarantee will be limited to an amount not to exceed the maximum amount that can be guaranteed by that Restricted Subsidiary without rendering the Guarantee, as it relates to such Restricted Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Each Guarantee will be a continuing guarantee and shall:

(1)	remain in full force and effect until payment in full of all the guaranteed Obligations;
(2)	subject to the next succeeding paragraph, be binding upon each such Guarantor and its successors; and
(3)	inure to the benefit of and be enforceable by the Trustee, the holders and their successors, transferees and assigns.

A Guarantee will be automatically released upon the sale (including through merger or consolidation) of the Capital Stock, or all or substantially all the assets, of the applicable Guarantor if:

(1)	such sale is made in compliance with the first paragraph of the covenant described under "— Asset Sales;" and
(2)	such Guarantor is released from its guarantees, if any, of, and all pledges and security, if any, granted in connection with, the Credit Agreement and any other Indebtedness of the Company or any Subsidiary of the Company.

A Guarantee also will be automatically released upon the applicable Subsidiary ceasing to be a Subsidiary as a result of any foreclosure of any pledge or security interest securing Indebtedness under the Credit Agreement or other exercise of remedies in respect thereof or if such Subsidiary is released from its guarantees of, and all pledges and security interests granted in connection with, the Credit Agreement. In addition, a Guarantee made by any Restricted Subsidiary will be automatically released if the Company designates such Guarantor as an Unrestricted Subsidiary and such designation complies with the other applicable provisions of indenture.

Merger, Consolidation or Sale of All or Substantially All Assets

The indenture provides that neither of the Issuers may consolidate or merge with or into or wind up into (whether or not such Issuer is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to any Person unless:

(1)	such Issuer is the surviving Person or the Person formed by or surviving any such consolidation or merger (if other than such Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Issuer or such Person, as the case may be, being herein called the "Successor Company");
(2)	the Successor Company (if other than such Issuer) expressly assumes all the obligations of such Issuer under the indenture and the notes pursuant to a supplemental indenture or other documents or instruments in form satisfactory to the Trustee;
(3)	immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any of its Restricted Subsidiaries as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction) no Default or Event of Default shall have occurred and be continuing;
(4)	immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period, either
(a)	the Successor Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Debt to EBITDA Ratio test set forth in the first sentence of the covenant described under "— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" or
(b)	the Debt to EBITDA Ratio for the Successor Company and its Restricted Subsidiaries would be no higher than such ratio for the Company and its Restricted Subsidiaries immediately prior to such transaction;
(5)	each Guarantor, unless it is the other party to the transactions described above, shall have by supplemental indenture confirmed that its Guarantee shall apply to such Person's obligations under the indenture and the notes; and
(6)	the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel satisfactory to it, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the indenture.

The Successor Company will succeed to, and be substituted for, such Issuer under the indenture and the notes. Notwithstanding the foregoing clauses (3) and (4), (a) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Company or to another Restricted Subsidiary, and (b) the Company may merge with an Affiliate incorporated solely for the purpose of reincorporating or reforming the Company in another state of the United States so long as the amount of Indebtedness of the Company and its Restricted Subsidiaries is not increased thereby.

The indenture further provides that subject to certain limitations in the indenture governing release of a Guarantee upon the sale or disposition of a Restricted Subsidiary that is a Guarantor, each such Guarantor will not, and the Company will not permit such a Guarantor to, consolidate or merge with or into or wind up into (whether or not such Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person unless:

(1)	such Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Guarantor or such Person, as the case may be, being herein called the "Successor Guarantor");
(2)	the Successor Guarantor (if other than such Guarantor) expressly assumes all the obligations of such Guarantor under the indenture and such Guarantor's Guarantee pursuant to a supplemental indenture or other documents or instruments in form satisfactory to the Trustee;
(3)	immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Guarantor or any of its Subsidiaries as a result of such transaction as having been Incurred by the Successor Guarantor or such Subsidiary at the time of such transaction) no Default or Event of Default shall have occurred and be continuing; and
(4)	such Guarantor shall have delivered or caused to be delivered to the Trustee an Officers' Certificate and an Opinion of Counsel satisfactory to it, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the indenture.

Notwithstanding the foregoing, a Guarantor may merge with an Affiliate incorporated solely for the purpose of reincorporating such Guarantor in another state of the United States so long as the amount of Indebtedness of the Guarantor is not increased thereby.

Defaults

An Event of Default is defined in the indenture as:

(1)	a default in any payment of interest on any note when due continued for 30 days,
(2)	a default in the payment of principal or premium, if any, of any note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise,
(3)	the failure by the Issuers to comply with their obligations under the covenant described under "— Merger, Consolidation or Sale of All or Substantially All Assets" above,
(4)	the failure by the Issuers to comply for 30 days after notice with any of their obligations under the covenants described under "— Change of Control" or "— Certain Covenants" above (in each case, other than a failure to purchase notes),
(5)	the failure by the Issuers to comply for 60 days after notice with their other agreements contained in the notes or the indenture,
(6)	the failure by the Issuers or any Significant Subsidiary to pay any Indebtedness (other than Indebtedness owing to the Company or a Restricted Subsidiary) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default if the total amount of such Indebtedness unpaid or accelerated exceeds $25 million (the "cross acceleration provision"),
(7)	certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary (the "bankruptcy provisions"),

(8)	the failure by the Issuers or any Significant Subsidiary to pay final non-appealable judgments aggregating in excess of $25 million (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers), which judgments are not discharged, waived or stayed for a period of 60 days (the "judgment default provision"), or
(9)	any Guarantee of a Significant Subsidiary ceases to be in full force and effect (except as contemplated by the terms thereof) or any Guarantor denies or disaffirms its obligations under the indenture or any Guarantee and such Default continues for 10 days.

The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a default under clause (4) or (5) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of outstanding notes notify the Issuers of the default and the Issuers do not cure such default within the time specified in clauses (4) and (5) hereof after receipt of such notice.

If an Event of Default (other than a Default relating to certain events of bankruptcy, insolvency or reorganization of the Company) occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of outstanding notes by notice to the Issuers may declare the principal of, premium, if any, and accrued but unpaid interest on all the notes to be due and payable. Upon such a declaration, such principal and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs, the principal of, premium, if any, and interest on all the notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any holders. Under certain circumstances, the holders of a majority in principal amount of outstanding notes may rescind any such acceleration with respect to the notes and its consequences.

Subject to the provisions of the indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders unless such holders have offered to the Trustee indemnity or security satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder may pursue any remedy with respect to the indenture or the notes unless:

(1)	such holder has previously given the Trustee notice that an Event of Default is continuing,
(2)	holders of at least 25% in principal amount of the outstanding notes have requested the Trustee to pursue the remedy,
(3)	such holders have offered the Trustee security or indemnity reasonably satisfactory to it against any loss, liability or expense,
(4)	the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity, and
(5)	the holders of a majority in principal amount of the outstanding notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The indenture provides that if a Default occurs and is continuing and is actually known to the Trustee, the Trustee must mail to each holder of notes notice of the Default within the earlier of 90 days after it occurs or 30 days after it is actually known to a Trust Officer or written notice of it is received by the Trustee. Except in the case of a Default in the payment of principal of, premium (if any) or interest on any note, the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is in the interests of the noteholders. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, an Officers' Certificate indicating whether the signers thereof know of any Default. The Company also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the Company is taking or proposes to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the indenture may be amended with the consent of the holders of a majority in principal amount of the notes then outstanding and any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the notes then outstanding. However, without the consent of each holder of an outstanding note affected, no amendment to the Indenture may, among other things:

(1)	reduce the amount of notes whose holders must consent to an amendment,
(2)	reduce the rate of or extend the time for payment of interest on any note,
(3)	reduce the principal of or extend the Stated Maturity of any note,
(4)	reduce the premium payable upon the redemption of any note or change the time at which any note may be redeemed as described under "— Optional Redemption" above,
(5)	make any note payable in money other than that stated in such note,
(6)	impair the right of any holder to receive payment of principal of, premium, if any, and interest on such holder's notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's notes,
(7)	make any change in the amendment provisions which require each holder's consent or in the waiver provisions or
(8)	modify the Guarantees, if any, in any manner adverse to the holders.

In addition, the Subordination Agreement may only be amended with the consent of the holders of a majority in principal amount of the notes then outstanding.

Without the consent of any holder, the Issuers and Trustee may amend the indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation, partnership or limited liability company of the obligations of either Issuer under the indenture, to provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code), to add Guarantees with respect to the notes, to secure the notes, to add to the covenants of the Issuers for the benefit of the holders or to surrender any right or power conferred upon the Issuers, to make any change that does not adversely affect the rights of any holder, to comply with any requirement of the SEC in connection with the qualification of the indenture under the TIA or to make certain changes to the indenture to provide for the issuance of additional notes.

The consent of the noteholders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the indenture becomes effective, the Issuers are required to mail to the respective noteholders a notice briefly describing such amendment. However, the failure to give such notice to all noteholders entitled to receive such notice, or any defect therein, will not impair or affect the validity of the amendment.

Transfer and Exchange

A noteholder may transfer or exchange notes in accordance with the indenture. Upon any transfer or exchange, the registrar and the Trustee may require a noteholder, among other things, to furnish appropriate endorsements and transfer documents and the Issuers may require a noteholder to pay any taxes required by law or permitted by the indenture. The Issuers are not required to transfer or exchange any note selected for redemption or to transfer or exchange any note for a period of 15 days prior to a selection of notes to be redeemed. The notes have been and will be issued in registered form and the registered holder of a note will be treated as the owner of such note for all purposes.

Defeasance

The Issuers at any time may terminate all their obligations under the notes and the indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the notes, to replace mutilated, destroyed, lost or stolen notes and to maintain a registrar and paying agent in respect of the notes. The Issuers at any time may terminate their obligations under the covenants described under "— Certain Covenants," the operation of the cross acceleration provision, the bankruptcy provisions with respect to Subsidiaries and the judgment default provision described under "— Defaults" above and the limitations contained under "— Merger, Consolidation or Sale of All or Substantially All Assets" above ("covenant defeasance"). If the Issuers exercise their legal defeasance option or their covenant defeasance option, each Guarantor will be released from all of its obligations with respect to its Guarantee.

The Issuers may exercise their legal defeasance option notwithstanding their prior exercise of their covenant defeasance option. If the Issuers exercise their legal defeasance option, payment of the notes may not be accelerated because of an Event of Default with respect thereto. If the Issuers exercise their covenant defeasance option, payment of the notes may not be accelerated because of an Event of Default specified in clause (3), (4), (6), (7) with respect only to Significant Subsidiaries, (8) with respect only to Significant Subsidiaries or (9) under "— Defaults" above or because of the failure of the Company to comply with "— Merger, Consolidation or Sale of All or Substantially All Assets" above.

In order to exercise either defeasance option, the Issuers must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations for the payment of principal, premium (if any) and interest on the applicable issue of notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or change in applicable Federal income tax law).

Concerning the Trustee

The Bank of New York is the Trustee under the indenture and has been appointed by the Issuers as registrar and a paying agent with regard to the notes.

Governing Law

The indenture provides that it and the notes will be governed by, and construed in accordance with, the laws of the State of New York, without regard to principles of conflicts of laws.

Certain Definitions

"Acquired Indebtedness" means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, and
(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person,

in each case, other than Indebtedness Incurred as consideration in, in contemplation of, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was otherwise acquired by such Person, or such asset was acquired by such Person, as applicable.

"Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by, or under direct or indirect common control with, such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, (i) each of the entities comprising Blackstone and Vivendi is an Affiliate of the Issuers and (ii) UCF Hotel Venture is not an Affiliate of the Issuers under UCF Hotel Venture's ownership structure as it existed on the Issue Date.

"Asset Sale" means:

(1)	the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a Sale/Leaseback Transaction) of the Company or any Restricted Subsidiary (each referred to in this definition as a "disposition") or
(2)	the issuance or sale of Equity Interests of any Restricted Subsidiary (other than to the Company or another Restricted Subsidiary) (whether in a single transaction or a series of related transactions), in each case other than:

(a)	a disposition of Cash Equivalents or Investment Grade Securities or obsolete or worn out equipment in the ordinary course of business;
(b)	the disposition of all or substantially all of the assets of the Company in a manner permitted pursuant to the provisions described above under "— Merger, Consolidation or Sale of All or Substantially All Assets" or any disposition that constitutes a Change of Control;
(c)	any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above under "— Limitation on Restricted Payments;"
(d)	any disposition of assets, or issuance or sale of Equity Interests of any Restricted Subsidiary, with an aggregate Fair Market Value of less than $20 million;
(e)	any disposition of property or assets by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary;
(f)	sales of assets received by the Company upon the foreclosure on a Lien;
(g)	any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;
(h)	sales of inventory in the ordinary course of business; and
(i)	the lease, assignment or sub-lease of any real or personal property in the ordinary course of business.

"Blackstone" means Blackstone Capital Partners III Merchant Banking Fund L.P. and its Affiliates.

"Board of Directors" means as to any Person, the board of directors of such Person (or, if such Person is a partnership, the board of directors or other governing body of the general partner of such Person) or any duly authorized committee thereof or, with respect to the Company, the Park Advisory Board.

"Business Day" means a day other than a Saturday, Sunday or other day on which banking institutions are authorized or required by law to close in New York State.

"Capitalized Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

"Capital Stock" means:

(1)	in the case of a corporation, corporate stock;
(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;
(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and
(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

"Cash Contribution Amount" means half of the aggregate amount of Indebtedness Incurred by the Company pursuant to clause (r) of the covenant entitled "— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock."

"Cash Equivalents" means:

(1)	U.S. dollars, pounds sterling, euros, or, in the case of any Foreign Subsidiary that is a Restricted Subsidiary, such local currencies held by it from time to time in the ordinary course of business;
(2)	securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof;
(3)	certificates of deposit and time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of $500.0 million and whose long-term debt is rated "A" or the equivalent thereof by Moody's or S&P;
(4)	repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;
(5)	commercial paper issued by a corporation (other than an Affiliate of the Company) rated at least "A-2" or the equivalent thereof by Moody's or S&P and in each case maturing within one year after the date of acquisition;
(6)	investment funds investing at least 95% of their assets in securities of the types described in clauses (1) through (5) above;
(7)	readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody's or S&P; and
(8)	Indebtedness or preferred stock issued by Persons (other than Blackstone or its Affiliates) with a rating of "A" or higher from S&P or "A-2" or higher from Moody's.

"Change of Control" means the occurrence of any of the following:

(1)	the sale, lease or transfer, in one or a series of related transactions, of all or substantially all the assets of the Company and its Subsidiaries, taken as a whole, to a Person other than one or more of the Permitted Holders; or
(2)	the Company becomes aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), of more than 50% of the total voting power of the Voting Stock or economic interests of the Company.

"Code" means the Internal Revenue Code of 1986, as amended.

"Consolidated Depreciation and Amortization Expense" means with respect to any Person for any period, the total amount of depreciation and amortization expense of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

"Consolidated Interest Expense" means, with respect to any Person for any period, the sum, without duplication, of:

(1)	consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted in computing Consolidated Net Income (including the interest component of Capitalized Lease Obligations, and net payments and receipts (if any) pursuant to interest rate Hedging Obligations and excluding amortization of deferred financing fees and original issue discount, expensing of any bridge or other financing fees and non-cash interest accrued on Special Fees);
(2)	consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; and
(3)	one-third of the obligations of such Person and its Restricted Subsidiaries for rental payments made during such period under operating leases as part of Sale/Leaseback Transactions.

"Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis; provided, however, that:

(1)	any net after-tax extraordinary gains or losses (less all fees and expenses relating thereto) shall be excluded;
(2)	the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period;
(3)	any net after-tax income or loss from discontinued operations and any net after-tax gains or losses on disposal of discontinued operations shall be excluded;
(4)	any net after-tax gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions other than in the ordinary course of business (as determined in good faith by the Board of Directors of the Company) shall be excluded;
(5)	the Net Income for such period of any Person that is not a Subsidiary of such Person, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting,

shall be included only to the extent of the amount of dividends or distributions or other payments paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period; and
(6)	the Net Income for such period of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restrictions with respect to the payment of dividends or similar distributions have been legally waived; provided that the net loss of any such Restricted Subsidiary shall be included.

Notwithstanding the foregoing, for the purpose of the covenant described under "— Limitation on Restricted Payments" only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries to the Company or a Restricted Subsidiary to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clauses (c)(4) and (5) of the first paragraph thereof.

"Contribution Indebtedness" means Indebtedness of the Company in an aggregate principal amount not greater than twice the aggregate amount of cash contributions (other than Excluded Contributions) made to the capital of the Company after the Issue Date, provided that:

(1)	if the aggregate principal amount of such Contribution Indebtedness is greater than one times such cash contributions to the capital of the Company, the amount in excess shall be Indebtedness with a Stated Maturity later than the Stated Maturity of the notes, and
(2)	such Contribution Indebtedness (a) is Incurred within 180 days after the making of such cash contributions and (b) is so designated as Contribution Indebtedness pursuant to an Officers' Certificate on the Incurrence date thereof.

"Credit Agreement" means the credit agreement dated as of November 5, 1999 among the Company, the financial institutions named therein, and JPMorgan Chase Bank, as Administrative Agent and Collateral Agent, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement extending the maturity thereof or otherwise restructuring all or any portion of the Indebtedness under such agreement or increasing the amount loaned thereunder or altering the maturity thereof. This definition shall also include the $50.0 million revolving credit facility entered into by the Company on or about the Issue Date.

"Debt to EBITDA Ratio" means, with respect to any Person for any period, the ratio of:

(1)	the Indebtedness of such Person and its Restricted Subsidiaries at the time of determination (the "Calculation Date"), on a consolidated basis, to
(2)	the EBITDA of such Person for the four most recent full fiscal quarters ending immediately prior to the date for which internal financial statements are available.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and discontinued operations (as determined in accordance with GAAP), in each case with respect to an operating unit of a business, that have been made by the Company or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, discontinued operations, mergers and consolidations (and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the

Company or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, discontinued operation, merger or consolidation, in each case with respect to an operating unit of a business, that would have required adjustment pursuant to this definition, then the Debt to EBITDA Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger or consolidation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Company. Any such pro forma calculation may include adjustments appropriate, in the reasonable determination of the Company as set forth in an Officers' Certificate, to reflect operating expense reductions reasonably expected to result from any acquisition or merger.

"Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

"Designated Non-cash Consideration" means the Fair Market Value of non-cash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officers' Certificate, setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

"Designated Preferred Stock" means Preferred Stock of the Company (other than Disqualified Stock) that is issued for cash (other than to a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officers' Certificate, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (c) of the covenant described under "— Limitation on Restricted Payments."

"Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable), or upon the happening of any event:

(1)	matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than as a result of a change of control or asset sale, provided that the relevant asset sale or change of control provisions, taken as a whole, are no more favorable in any material respect to holders of such Capital Stock than the asset sale and change of control provisions applicable to the notes and any purchase requirement triggered thereby may not become operative until compliance with the asset sale and change of control provisions applicable to the notes (including the purchase of any notes tendered pursuant thereto)),
(2)	is convertible or exchangeable for Indebtedness or Disqualified Stock or
(3)	is redeemable at the option of the holder thereof, in whole or in part,

in each case prior to 91 days after the maturity date of the notes; provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided further, however, that if such Capital Stock is issued to any employee or to any plan for the benefit of employees of the Company or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company in order to satisfy applicable statutory or regulatory obligations or as a result of such employee's termination, death or disability.

"Domestic Subsidiary" means a Restricted Subsidiary that is not a Foreign Subsidiary.

"EBITDA" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1)	provision for taxes based on income or profits of such Person for such period deducted in computing Consolidated Net Income; plus

(2)	Consolidated Interest Expense plus amortization of deferred financing fees and original issue discount of such Person for such period to the extent the same was deducted in computing Consolidated Net Income; plus
(3)	Consolidated Depreciation and Amortization Expense of such Person for such period to the extent such Consolidated Depreciation and Amortization Expense was deducted in computing Consolidated Net Income; plus
(4)	any non-recurring fees, expenses or charges related to any Equity Offering, Permitted Investment, acquisition or Indebtedness permitted to be Incurred by the indenture (in each case, whether or not successful), to the extent deducted in such period in computing Consolidated Net Income; plus
(5)	any (a) cash restructuring charges not to exceed $15.0 million per annum and (b) any one-time costs incurred in connection with acquisitions consummated after the Issue Date, in each case, to the extent deducted in such period in computing Consolidated Net Income; plus
(6)	the amount of Special Fees deferred for such period that have not been paid in cash for such period; plus
(7)	the amount of management, consulting, monitoring and advisory fees and related expenses payable to Vivendi or Blackstone (or any accruals relating to such fees and related expenses) during such period, in an amount not to exceed $3.0 million; plus
(8)	any non-cash expense relating to defined benefit pension or post-retirement benefit plans to the extent deducted in such period in computing Consolidated Net Income; plus
(9)	any other non-cash charges reducing Consolidated Net Income for such period (including any non-cash charges arising from fair value accounting required by Statement of Financial Accounting Standards No. 133), but excluding any such charge which consists of or requires an accrual of, or cash reserve for, anticipated cash charges for any future period; plus
(10)	the amount of any minority interest expense deducted in calculating Consolidated Net Income; less, without duplication,
(11)	for purposes of the "— Limitation on Restricted Payments" covenant and clause (10) of the second paragraph of the "— Transactions with Affiliates" covenant only, cash payments of previously deferred Special Fees that were added back to EBITDA as provided above; less
(12)	non-cash items increasing Consolidated Net Income for such period (excluding any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period); less
(13)	any income relating to defined benefit pension or post-retirement benefit plans increasing Consolidated Net Income for such period.

Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization of, a Subsidiary of the Company shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the Net Income of such Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Subsidiary or its stockholders.

"Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

"Equity Offering" means any public or private sale of Capital Stock, including without limitation, Preferred Stock of the Company (other than Disqualified Stock), other than:

(1)	public offerings registered on Form S-8; and
(2)	any such public or private sale that constitutes an Excluded Contribution.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

"Excluded Contributions" means the net cash proceeds received by the Company after the Issue Date from:

(1)	contributions to its common equity capital, and
(2)	the sale (other than to a Subsidiary of the Company or to any Company or Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Company,

in each case designated as Excluded Contributions pursuant to an Officers' Certificate executed by an Officer of the Company, the cash proceeds of which are excluded from the calculation set forth in clause (c) of the first paragraph of the "— Limitation on Restricted Payments" covenant.

"Fair Market Value" means, with respect to any asset or property, the price which could be negotiated in an arm's-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction.

"Foreign Subsidiary" means a Restricted Subsidiary not organized or existing under the laws of the United States of America or any state or territory thereof and any subsidiary of such Restricted Subsidiary.

"GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date. For the purposes of the indenture, the term "consolidated" with respect to any Person shall mean such Person consolidated with its Restricted Subsidiaries, and shall not include any Unrestricted Subsidiary, but the interest of such Person in an Unrestricted Subsidiary will be accounted for as an Investment.

"Guarantee" means any guarantee of the obligations of the Company under the indenture and the notes by any Person in accordance with the provisions of the indenture.

"guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

"Guarantor" means any Person that Incurs a Guarantee; provided that upon the release or discharge of such Person from its Guarantee in accordance with the indenture, such Person ceases to be a Guarantor.

"Hedging Obligations" means, with respect to any Person, the obligations of such Person under:

(1)	currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements; and
(2)	other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

"holder" or "noteholder" means the Person in whose name a note is registered on the registrar's books.

"Incur" means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a

Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary.

"Indebtedness" means, with respect to any Person:

(1)	the principal and premium (if any) of any indebtedness of such Person, whether or not contingent, (a) in respect of borrowed money, (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers' acceptances (or, without duplication, reimbursement agreements in respect thereof), (c) representing the deferred and unpaid purchase price of any property, except any such balance that constitutes a trade payable or similar obligation to a trade creditor due within six months from the date on which it is Incurred, in each case Incurred in the ordinary course of business, which purchase price is due more than six months after the date of placing the property in service or taking delivery and title thereto or (d) in respect of Capitalized Lease Obligations, if and to the extent that any of the foregoing indebtedness (other than letters of credit) would appear as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;
(2)	to the extent not otherwise included, any obligation of such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business); and
(3)	to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of: (a) the Fair Market Value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Person.

Notwithstanding the foregoing, "Indebtedness" shall not include:

(1)	any obligation of the Company to make distributions to its partners in accordance with the terms of the Partnership Agreement; and
(2)	any obligation of the Company relating to the Special Fee.

"Independent Financial Advisor" means an accounting, appraisal or investment banking firm or consultant of nationally recognized standing that is, in the good faith determination of the Company, qualified to perform the task for which it has been engaged.

"Initial Purchasers" means J.P. Morgan Securities Inc., Banc of America Securities LLC, Wachovia Securities, Inc., Credit Suisse First Boston LLC, Scotia Capital (USA) Inc. and such other initial purchasers party to the purchase agreement entered into in connection with the offer and sale of the original notes.

"Investment Grade Securities" means:

(1)	securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (other than Cash Equivalents),
(2)	debt securities or debt instruments (other than those issued by Blackstone, Vivendi or their respective Affiliates) with a rating of BBB- or higher by S&P or Baa3 or higher by Moody's or the equivalent of such rating by such rating organization, or if no rating of S&P or Moody's then exists, the equivalent of such rating by any other nationally recognized securities rating agency, but excluding any debt securities or instruments constituting loans or advances among the Company and its Subsidiaries,
(3)	investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment and/or distribution, and

(4)	corresponding instruments in countries other than the United States customarily utilized for high quality investments.

"Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet of the Company in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of "Unrestricted Subsidiary" and the covenant described under "— Limitation on Restricted Payments":

(1)	"Investments" shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the Fair Market Value of the net assets of a Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary equal to an amount (if positive) equal to:
(A)	the Company's "Investment" in such Subsidiary at the time of such redesignation less
(B)	the portion (proportionate to the Company's equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and
(2)	any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer,

in each case as determined in good faith by the Board of Directors of the Company.

"Issue Date" means March 28, 2003.

"Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction); provided that in no event shall an operating lease be deemed to constitute a Lien.

"Moody's" means Moody's Investors Service, Inc. or any successor to the rating agency business thereof.

"Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

"Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received in respect of or upon the sale or other disposition of any Designated Non-cash Consideration or Land Sale Non-cash Consideration received in any Asset Sale and any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding the assumption by the acquiring person of Indebtedness relating to the disposed assets or other consideration received in any other non-cash form), net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration (including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions), and any relocation expenses Incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements related thereto), amounts required to be applied to the repayment of principal, premium (if any) and interest on Indebtedness required (other than pursuant to the second paragraph of the covenant described under "— Asset Sales") to be paid as a result of such transaction, and any deduction of appropriate amounts to be provided by the Company as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Company after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

"Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and bankers' acceptances), damages and other liabilities payable under the documentation governing any Indebtedness; provided that Obligations with respect to the notes shall not include fees or indemnifications in favor of the Trustee and other third parties other than the holders of the notes.

"Officer" means any member of the Park Advisory Board, Chief Executive Officer, President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Company or the comparable title with respect to its general partner, or performing those functions for the Company but employed by an Affiliate of the Company, as applicable.

"Officers' Certificate" means a certificate signed on behalf of the Company or the Issuers (as applicable) by two Officers of the Company or the Issuers (as applicable), one of whom must be the principal executive officer, the principal financial officer or the principal accounting officer of the Company or the Issuers (as applicable) that meets the requirements set forth in the indenture.

"Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Issuers or the Trustee.

"Pari Passu Indebtedness" means any Indebtedness of the Company that ranks equally in right of payment with the notes.

"Partnership Agreement" means the Amended and Restated Agreement of Limited Partnership of the Company dated as of June 5, 2002.

"Permitted Holders" means (i) Vivendi, (ii) Blackstone and (iii) any Person in which Blackstone and Vivendi collectively own at least 75% of the outstanding Capital Stock. Any person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

"Permitted Investments" means:

(1)	any Investment in the Company or any Restricted Subsidiary;
(2)	any Investment in Cash Equivalents or Investment Grade Securities;
(3)	any Investment by the Company or any Restricted Subsidiary of the Company in a Person that is primarily engaged in a Similar Business if as a result of such Investment (a) such Person becomes a Restricted Subsidiary, or (b) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary;
(4)	any Investment in securities or other assets not constituting Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of "— Asset Sales" or any other disposition of assets not constituting an Asset Sale;
(5)	any Investment existing on the Issue Date;
(6)	advances to employees of the Company or to employees of an Affiliate of the Company that regularly provides services to the Company not in excess of $10 million outstanding at any one time in the aggregate;

(7)	any Investment acquired by the Company or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable, or (b) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;
(8)	Hedging Obligations;
(9)	additional Investments having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (9), not to exceed 5% of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the same time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (9) is made in any Person that is not a Restricted Subsidiary of the Company at the date of the making of such Investment and such Person becomes a Restricted Subsidiary after such date, such investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (9) for so long as such Person continues to be a Restricted Subsidiary;
(10)	loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case Incurred in the ordinary course of business;
(11)	Investments the payment for which consists of Equity Interests of the Company (other than Disqualified Stock); provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (c) of the first paragraph of the
"— Limitation on Restricted Payments" covenant;
(12)	any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of the second paragraph of the covenant described under "— Transactions with Affiliates" (except transactions described in clauses (2), (6) and (7) of such paragraph);
(13)	Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;
(14)	guarantees issued in accordance with "— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" and "— Future Guarantors;"
(15)	any Investment by Restricted Subsidiaries in other Restricted Subsidiaries and Investments by Subsidiaries that are not Restricted Subsidiaries in other Subsidiaries that are not Restricted Subsidiaries;
(16)	Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of intellectual property, in each case in the ordinary course of business; and
(17)	any Investment consisting of reimbursement to Vivendi or Vivendi Universal, S.A. or its Affiliates for the fair value of any options to purchase the Capital Stock of Vivendi or Vivendi Universal, S.A. or its Affiliates granted to employees of the Company or employees of Affiliates of the Company that are providing services to the Company.

"Permitted Liens" means, with respect to any Person:

(1)	pledges or deposits by such Person under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;
(2)	Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;
(3)	Liens for taxes, assessments or other governmental charges not yet due or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings;
(4)	Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business;
(5)	minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;
(6)	Liens securing Indebtedness under the Credit Agreement incurred in accordance with the covenant described under "— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock," and Liens securing Indebtedness permitted to be incurred pursuant to clause (d), (l) or (s) of the second paragraph of the covenant described under "— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock";
(7)	Liens existing on the Issue Date;
(8)	Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, such Liens are not created or Incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided further, however, that such Liens may not extend to any other property owned by the Company or any Restricted Subsidiary;
(9)	Liens on property at the time the Company or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Company or any Restricted Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such acquisition; provided further, however, that the Liens may not extend to any other property owned by the Company or any Restricted Subsidiary;
(10)	Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Company or another Restricted Subsidiary permitted to be Incurred in accordance with the covenant described under "— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;"
(11)	Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the indenture, secured by a Lien on the same property securing such Hedging Obligations;

(12)	Liens on specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;
(13)	leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;
(14)	Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;
(15)	Liens in favor of the Company;
(16)	Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (6), (7), (8), (9), (10) and (11); provided, however, that (x) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property), and (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under causes (6), (7), (8), (9), (10) and (11) at the time the original Lien became a Permitted Lien under the indenture, and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;
(17)	Liens securing obligations created by or resulting from any litigation or legal proceeding involving the Company in the ordinary course of business which is currently being contested in good faith by appropriate proceedings; provided that adequate reserves have been set aside and no property is subject to a material risk of loss or forfeiture; provided further that no Lien securing an amount in excess $50 million shall be permitted under this clause (17) for more than 10 days after the imposition thereof; and
(18)	Liens securing the obligations of the Company under that certain Agreement dated as of January 20, 1987.

"Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

"Preferred Stock" means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution or winding up.

"Restricted Investment" means an Investment other than a Permitted Investment.

"Restricted Subsidiary" means any Subsidiary of the Company other than an Unrestricted Subsidiary.

"Sale/Leaseback Transaction" means an arrangement relating to property now owned or hereafter acquired by the Company or a Restricted Subsidiary whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or such Restricted Subsidiary leases it from such Person, other than leases between the Company and a Restricted Subsidiary or between Restricted Subsidiaries.

"S&P" means Standard and Poor's Ratings Group or any successor to the rating agency business thereof.

"SEC" means the Securities and Exchange Commission.

"Secured Indebtedness" means any Indebtedness of the Company secured by a Lien.

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

"Senior Credit Documents" means the collective reference to the Credit Agreement, the notes issued pursuant thereto and the collateral documents relating thereto, as amended, supplemented or otherwise modified from time to time.

"Significant Subsidiary" means any Restricted Subsidiary that would be a "Significant Subsidiary" of either Issuer within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

"Similar Business" means a business, the majority of whose revenues are derived from the activities of the Company and its Subsidiaries as of the Issue Date or any business or activity that is reasonably similar thereto or a reasonable extension, development or expansion thereof or ancillary thereto.

"Special Fee" means that certain Special Fee, including any interest accrued thereon, payable to Vivendi or UPR pursuant to the terms of the Partnership Agreement as in effect on the Issue Date or as modified in a manner no less favorable to the Company.

"Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

"Subordination Agreement" means the Subordination Agreement dated as of the Issue Date among the Company and the other parties thereto relating to the subordination of the Special Fee in right of payment to the notes.

"Subordinated Indebtedness" means (a) with respect to the Issuers, any Indebtedness of the Issuers which is by its terms subordinated in right of payment to the notes, and (b) with respect to any Guarantor, any Indebtedness of such Guarantor which is by its terms subordinated in right of payment to its Guarantee.

"Subsidiary" means, with respect to any Person (1) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, and (2) any partnership, joint venture or limited liability company of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (y) such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

"TIA" means the Trust Indenture Act of 1939 (15 U.S.C. Section 77aaa-77bbbb) as in effect on the date of the indenture.

"Total Assets" means the total consolidated assets of the Company and its Restricted Subsidiaries, as shown on the most recent balance sheet of the Company.

"Trustee" means the party named as such in the indenture until a successor replaces it and, thereafter, means the successor.

"Trust Officer" means:

(1)	any officer within the corporate trust department of a Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of that Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such Person's knowledge of and familiarity with the particular subject, and

(2)	who shall have direct responsibility for the administration of the indenture.

"Unrestricted Subsidiary" means:

(1)	any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Company in the manner provided below; and
(2)	any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that the Subsidiary to be so designated and its Subsidiaries do not at the time of designation have and do not thereafter Incur any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries; provided further, however, that either:

(a)	the Subsidiary to be so designated has total consolidated assets of $1,000 or less; or
(b)	if such Subsidiary has consolidated assets greater than $1,000, then such designation would be permitted under the covenant entitled "— Limitation on Restricted Payments."

The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

(x) (1) the Company could Incur $1.00 of additional Indebtedness pursuant to the Debt to EBITDA Ratio test described under "— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock," or (2) the Debt to EBITDA Ratio for the Company and its Restricted Subsidiaries would be lower than such ratio for the Company and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation and

(y) no Event of Default shall have occurred and be continuing.

Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors of the Company giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

"UPR" means any Person that owns and operates the business currently operated by the division of Vivendi known as Universal Parks & Resorts and its Affiliates.

"U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer's option.

"Vivendi" means Vivendi Universal Entertainment LLLP and its Affiliates.

"Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors, managers or other voting members of the governing body of such Person.

"Weighted Average Life to Maturity" means, when applied to any Indebtedness or Disqualified Stock, as the case may be, at any date, the quotient obtained by dividing (1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock multiplied by the amount of such payment, by (2) the sum of all such payments.

"Wholly Owned Restricted Subsidiary" is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

"Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person 99% of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person or by such Person and one or more Wholly Owned Subsidiaries of such Person.

Description of Book-Entry System

The Global Exchange Note

The exchange note will be issued in the form of one or more notes in registered, global form without interest coupons, which is called collectively the global exchange note. Upon issuance, the global exchange note will be deposited with the Trustee as custodian for The Depository Trust Company, or DTC, and registered in the name of Cede & Co., as nominee of DTC.

Ownership of beneficial interests in the global exchange note will be limited to persons who have accounts with DTC, which are called DTC participants, or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

•	upon deposit of the global exchange note with DTC's custodian, DTC will credit portions of the principal amount of the global exchange note to the accounts of the DTC participants; and
•	ownership of beneficial interests in the global exchange note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global exchange note).

Beneficial interests in the global exchange note may not be exchanged for exchange notes in physical, certificated form except in the limited circumstances described below.

Book-Entry Procedures for the Global Exchange Note

All interests in the global exchange note will be subject to the operations and procedures of DTC. We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of DTC's settlement system are controlled by DTC and may be changed at any time. We are not responsible for those operations or procedures.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;
•	a "banking organization" within the meaning of the New York State Banking Law;
•	a member of the Federal Reserve System;
•	a "clearing corporation" within the meaning of the Uniform Commercial Code; and
•	a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC's participants include securities brokers and dealers, including the initial purchasers; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC's system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

So long as DTC's nominee is the registered owner of the global exchange note, that nominee will be considered the sole owner or holder of the exchange notes represented by that global exchange note for all purposes under the indenture. Except as provided below, owners of beneficial interests in the global exchange note:

•	will not be entitled to have exchange notes represented by the global exchange note registered in their names;
•	will not receive or be entitled to receive physical, certificated exchange notes; and

•	will not be considered the owners or holders of the exchange notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee under the indenture.

As a result, each investor who owns a beneficial interest in the global exchange note must rely on the procedures of DTC to exercise any rights of a holder of exchange notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of principal, premium (if any) and interest with respect to the exchange notes represented by the global exchange note will be made by the Trustee to DTC's nominee as the registered holder of the global exchange note. Neither we nor the Trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in the global exchange note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

Neither we nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of its obligations under the rules and procedures governing its operations.

Certificated Exchange Notes

Exchange notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related exchange notes only if:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days;
•	DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days;
•	we, at our option, notify the Trustee that we elect to cause the issuance of certificated notes; or
•	certain other events provided in the indenture should occur.

Certain U.S. Federal Income Tax Consequences

The following discussion is a summary of certain U.S. federal income tax consequences of the exchange offer to holders of original notes, but is not a complete analysis of all potential tax effects. The summary below is based upon the Internal Revenue Code of 1986, as amended (the "Code"), regulations of the Treasury Department, administrative rulings and pronouncements of the Internal Revenue Service and judicial decisions, all of which are subject to change, possibly with retroactive effect. This summary does not address all of the U.S. Federal income tax consequences that may be applicable to particular holders, including dealers in securities, financial institutions, insurance companies and tax-exempt organizations. In addition, this summary does not consider the effect of any foreign, state, local, gift, estate or other tax laws that may be applicable to a particular holder. This summary applies only to a holder that acquired original notes at original issue for cash and holds such original notes as a capital asset within the meaning of Section 1221 of the Code.

An exchange of original notes for exchange notes pursuant to the exchange offer will not be treated as a taxable exchange or other taxable event for U.S. federal income tax purposes. Accordingly, there will be no U.S. federal income tax consequences to holders who exchange their original notes for exchange notes in connection with the exchange offer and any such holder will have the same adjusted tax basis and holding period in the exchange notes as it had in the original notes immediately before the exchange.

The foregoing discussion of certain U.S. federal income tax considerations does not consider the facts and circumstances of any particular holder's situation or status. Accordingly, each holder of original notes considering this exchange offer should consult its own tax advisor regarding the tax consequences of the exchange offer to it, including those under state, foreign and other tax laws.

Plan of Distribution

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where such original notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of not less than 180 days after the Expiration Date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

For a period of 180 days after the Expiration Date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the reimbursement of the reasonable fees and disbursements of one counsel chosen by the holders of a majority the original notes being registered, which counsel shall be approved by us).

Legal Matters

Certain legal matters in connection with the exchange notes offered hereby will be passed upon for us by Cravath, Swaine & Moore LLP, New York, New York.

Experts

The consolidated financial statements at December 28, 2002 and December 29, 2001 and for the three years in the period ended December 28, 2002 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Available Information

We have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to this exchange offer. This prospectus does not contain all the information contained in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. In connection with the filing of the registration statement, we will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with the Exchange Act, we will file reports and other information with the SEC. The reports and other information can be inspected and copied at the public reference facilities that the SEC maintains at Room 1200, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the Commission at the principal offices of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a web site at http://www.sec.gov, which contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

Report of Independent Certified
Public Accountants

The Partners
Universal City Development Partners, Ltd.

We have audited the accompanying consolidated balance sheets of Universal City Development Partners, Ltd. (UCDP) as of December 28, 2002 and December 29, 2001, and the related consolidated statements of operations, changes in partners' equity and cash flows for each of the three fiscal years in the period ended December 28, 2002. These financial statements are the responsibility of UCDP's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Since the date of completion of our audit of the accompanying financial statements and initial issuance of our report thereon dated January 31, 2003, which report contained an explanatory paragraph regarding UCDP's ability to continue as a going concern, UCDP, as discussed in Note 13, has completed an issuance of $500,000,000 in bonds. Therefore, the condition that raised substantial doubt about whether UCDP will continue as a going concern no longer exists.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of UCDP as of December 28, 2002 and December 29, 2001, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 28, 2002 in conformity with accounting principles generally accepted in the United States.

As explained in Notes 2 and 4 to the financial statements, effective July 2, 2000, UCDP adopted Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities."

/s/ Ernst & Young LLP

Orlando, Florida
September 3, 2003,
except for Note 14
as to which the date is
October 8, 2003

Universal City Development Partners, Ltd.
Consolidated Balance Sheets

(Dollars in thousands)	September 27, 2003	December 28, 2002	December 29, 2001
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$150,029	$12,265	$71,192
Accounts receivable, net	13,301	13,832	12,053
Other receivables	—	14,500	—
Receivables from related parties	8,074	10,938	8,829
Inventories, net	41,425	40,121	43,987
Prepaid assets	14,594	8,231	4,899
Total current assets	227,423	99,887	140,960

Property and equipment, at cost:
Land and land improvements	489,343	504,949	515,520
Buildings and building improvements	1,338,647	1,337,160	1,302,392
Equipment, fixtures and furniture	998,552	1,087,442	1,093,274
Construction in process	39,265	9,321	17,687
Total property and equipment, at cost	2,865,807	2,938,872	2,928,873
Less accumulated depreciation	(902,918)	(890,919)	(755,839)
Property and equipment, net	1,962,889	2,047,953	2,173,034

Other assets:
Investments in joint ventures	21,972	22,195	22,752
Deferred character rights, net of accumulated amortization of $3,675 (unaudited), $3,024, and $2,797, respectively, in 2003, 2002, and 2001	9,108	9,759	10,322
Deferred finance costs, net of accumulated amortization of $23,806 (unaudited), $18,872, and $14,227, respectively, in 2003, 2002, and 2001	28,553	12,226	11,730
Other assets	7,582	6,437	9,159
Total other assets	67,215	50,617	53,963
Total assets	$2,257,527	$2,198,457	$2,367,957

(continued on next page)

Universal City Development Partners, Ltd.
Consolidated Balance Sheets (continued)

(Dollars in thousands)	September 27, 2003	December 28, 2002	December 29, 2001
	(unaudited)
Liabilities and partners' equity
Current liabilities:
Accounts payable and accrued liabilities	$137,120	$89,588	$110,868
Unearned revenue	35,141	22,154	21,842
Due to Vivendi Universal Entertainment LLLP	14,312	9,535	15,793
Current portion of capital lease obligations	431	549	549
Current portion of long-term borrowings	—	207,368	150,000
Total current liabilities	187,004	329,194	299,052

Long-term liabilities:
Long-term borrowings, net of current portion	1,175,231	961,875	1,193,854
Deferred special fee payable to Vivendi Universal Entertainment LLLP	129,231	101,904	68,554
Capital lease obligations, net of current portion	380	616	1,291
Interest rate swaps, at fair market value	27,852	41,391	41,657
Other	4,905	4,183	4,844
Total long-term liabilities	1,337,599	1,109,969	1,310,200

Commitments and contingencies	—	—	—

Partners' equity:
Vivendi Universal Entertainment LLLP	377,995	399,305	400,181
Blackstone Capital	377,995	399,305	400,181
Accumulated other comprehensive loss	(23,066)	(39,316)	(41,657)
Total partners' equity	732,924	759,294	758,705
Total liabilities and partners' equity	$2,257,527	$2,198,457	$2,367,957

See accompanying notes.

Universal City Development Partners, Ltd.
Consolidated Statements of Operations

	Nine Months Ended		Fiscal Year Ended
(Dollars in thousands)	September 27, 2003	September 28, 2002	December 28, 2002	December 29, 2001	December 30, 2000
	(unaudited)
Operating revenues:
Theme park passes	$293,446	$286,682	$366,076	$377,292	$410,361
Theme park food and beverage	76,388	76,291	94,871	93,106	104,167
Theme park merchandise	63,777	66,449	82,910	78,052	82,282
Other	115,136	103,232	133,762	126,818	132,466
Total operating revenues	548,747	532,654	677,619	675,268	729,276
Costs and operating expenses:
Theme park operations	113,307	115,575	152,002	145,411	149,000
Theme park selling, general and administrative	100,483	104,140	132,655	136,316	152,738
Theme park cost of products sold	71,072	74,563	94,375	90,795	100,589
Special fee payable to Vivendi Universal Entertainment LLLP and consultant fee	35,805	34,651	44,075	43,977	49,329
Depreciation and amortization	99,712	104,649	136,631	146,588	156,764
Other	74,448	63,417	76,973	84,701	76,956
Total costs and operating expenses	494,827	496,995	636,711	647,788	685,376
Operating income (loss)	53,920	35,659	40,908	27,480	43,900
Other (expense) income:
Interest expense	(86,035)	(71,791)	(93,596)	(116,628)	(136,305)
Interest income	552	1,410	1,446	1,079	1,220
Change in fair value of interest rate swaps	(2,711)	—	(2,075)	—	—
Income from joint ventures	1,654	1,472	1,565	767	817
Other	—	—	—	—	(118)
Total other expense	(86,540)	(68,909)	(92,660)	(114,782)	(134,386)
Net loss	$(32,620)	$(33,250)	$(51,752)	$(87,302)	$(90,486)

See accompanying notes.

Universal City Development Partners, Ltd.
Consolidated Statements of Changes in Partners' Equity

(Dollars in thousands)	Vivendi Universal Entertainment LLLP	The Rank Group, PLC	Blackstone Capital	Accumulated Other Comprehensive Income (Loss)	Total Partners' Equity	Comprehensive Income (Loss)
Balance at January 1, 2000	$396,450	$396,450	$—	$—	$792,900	$—–
Cumulative effect of change in accounting principle	—	—	—	9,310	9,310	9,310
Change in fair value of interest rate swaps designated as hedges	—	—	—	(28,548)	(28,548)	(28,548)
Partner contributions	92,625	17,625	75,000	—	185,250	—
Net loss	(45,243)	(20,681)	(24,562)	—	(90,486)	(90,486)
Sale of partnership interest	—	(393,394)	393,394	—	—	—
Balance at December 30, 2000	443,832	—	443,832	(19,238)	868,426	(109,724)
Change in fair value of interest rate swaps designated as hedges	—	—	—	(22,419)	(22,419)	(22,419)
Net loss	(43,651)	—	(43,651)	—	(87,302)	(87,302)
Balance at December 29, 2001	400,181	—	400,181	(41,657)	758,705	(109,721)
Change in fair value of interest rate swaps designated as hedges	—	—	—	2,341	2,341	2,341
Partner contributions	25,000	—	25,000	—	50,000	—
Net loss	(25,876)	—	(25,876)	—	(51,752)	(51,752)
Balance at December 28, 2002	399,305	—	399,305	(39,316)	759,294	(49,411)
Change in fair value of interest rate swaps designated as hedges (unaudited)	—	—	—	16,250	16,250	16,250
Partner distributions (unaudited)	(5,000)	—	(5,000)	—	(10,000)	—
Net loss (unaudited)	(16,310)	—	(16,310)	—	(32,620)	(32,620)
Balance at September 27, 2003 (unaudited)	$377,995	$—	$377,995	$(23,066)	$732,924	$(16,370)

See accompanying notes.

Universal City Development Partners, Ltd.
Consolidated Statements of Cash Flows

	Nine Months Ended		Fiscal Year Ended
(Dollars in thousands)	September 27, 2003	September 28, 2002	December 28, 2002	December 29, 2001	December 30, 2000
	(unaudited)
Cash flows from operating activities
Net loss	$(32,620)	$(33,250)	$(51,752)	$(87,302)	$(90,486)
Adjustments to reconcile net loss to net cash and cash equivalents provided by operating activities:
Depreciation	99,061	104,017	135,783	145,174	156,036
Amortization of deferred character rights	651	632	848	1,414	728
Amortization of deferred finance costs	4,934	3,424	4,645	4,031	3,330
Accretion of bond discount	416	—	—	—	—
Loss from sale of property and equipment	1,285	—	—	787	—
Decrease in fair value of interest rate swap	2,711	—	2,075	—	—
Income from joint ventures	(1,654)	(1,472)	(1,565)	(767)	(817)
Gain from non-monetary asset acquisition	—	—	(3,915)	—	—
Gain related to settlement of capital claims	—	—	(1,085)	—	—
Changes in operating assets and liabilities:
Accounts receivable, net	531	(1,129)	(1,779)	5,025	885
Receivables from related parties	2,864	(2,915)	(2,109)	2,269	6,943
Inventories, net	(1,304)	1,197	3,866	2,940	(1,497)
Prepaid assets	(6,363)	(8,478)	(3,332)	(457)	1,029
Other assets	(1,145)	1,306	1,590	2,316	(10)
Accounts payable and accrued liabilities	47,532	8,401	(16,041)	(23,671)	(29,127)
Unearned revenue	12,987	8,691	312	983	(2,002)
Due to Vivendi Universal Entertainment LLLP	4,777	(3,105)	(6,258)	10,556	(584)
Deferred special fees payable to Vivendi Universal Entertainment LLLP	27,327	25,995	33,350	32,647	24,095
Other long-term liabilities	722	(170)	(661)	(652)	387
Net cash provided by operating activities	162,712	103,144	93,972	95,293	68,910
Cash flows from investing activities
Property and equipment acquisitions	(39,169)	(13,133)	(26,124)	(39,542)	(75,639)
Proceeds related to the settlement of capital claims	14,500	—	—	—	—
Proceeds related to the sale of property and equipment	12,961	—	1,815	395	1,795
Proceeds related to capital reimbursement	10,926	—	—	—	—
Reimbursement for tax increment financing and hotel infrastructure	—	—	—	654	3,515
Payments for character rights	—	(498)	(285)	(410)	(965)
Distributions from joint ventures, net	1,877	1,661	2,122	1,631	1,528
Net cash provided by (used in) investing activities	$1,095	$(11,970)	$(22,472)	$(37,272)	$(69,766)

(continued on next page)

Universal City Development Partners, Ltd.
Consolidated Statements of Cash Flows (continued)

	Nine Months Ended		Fiscal Year Ended
(Dollars in thousands)	September 27, 2003	September 28, 2002	December 28, 2002	December 29, 2001	December 30, 2000
	(unaudited)
Cash flows from financing activities
Payments of Partner distributions	$(10,000)	$—	$—	$—	$—
Proceeds from Partner contributions	—	50,000	50,000	—	185,250
Proceeds from bond offering	494,170	—	—	—	—
Proceeds from long-term borrowings	—	—	—	114,688	62,125
Payments on long-term borrowings, capital lease obligations and notes payable	(488,952)	(180,470)	(175,286)	(119,191)	(224,350)
Payments for finance costs	(21,261)	(5,141)	(5,141)	(649)	(3,939)
Net cash (used in) provided by financing activities	(26,043)	(135,611)	(130,427)	(5,152)	19,086
Net increase (decrease) in cash and cash equivalents	137,764	(44,437)	(58,927)	52,869	18,230
Cash and cash equivalents at beginning of year	12,265	71,192	71,192	18,323	93
Cash and cash equivalents at end of year	$150,029	$26,755	$12,265	$71,192	$18,323
Supplemental disclosure of cash flow information
Cash paid for interest, including interest rate swaps	$53,810	$73,498	$95,073	$111,291	$117,446
Supplemental disclosures of noncash information
(Decrease) increase in interest rate swap liability	$(13,539)	$2,542	$(266)	$22,419	$19,238
Property and equipment acquired in non-monetary asset acquisition	$—	$—	$3,915	$—	$—
Receivable related to the settlement of capital claims	$—	$—	$14,500	$—	$—
Disposal of fully depreciated assets	$87,062	$—	$—	$—	$—

See accompanying notes.

Universal City Development Partners, Ltd.
Notes to Consolidated Financial Statements

1.    Nature of Business

Ownership

Universal City Development Partners, LP (UCDP LP) was a limited partnership organized in Delaware. Effective June 5, 2002, UCDP LP became organized in Florida and changed its legal name to Universal City Development Partners, Ltd. (UCDP). Through several holding partnerships and corporations, the ultimate owners, each having a 50% interest (the Partners), are Vivendi Universal Entertainment LLLP (VUE), an affiliate of Universal Studios, Inc. (USI), which in turn is a subsidiary of Vivendi Universal S.A. (Vivendi), and Blackstone Capital (Blackstone). The Rank Group, Plc. (Rank) sold its interest in UCDP to Blackstone in July 2000. Both Partners share in profits and losses, contributions and distributions of UCDP in accordance with their ownership percentage.

Operations

UCDP owns and operates two themed attractions, an entertainment complex, sound stages and movie and television production facilities domiciled in the state of Florida. The two themed attractions are known as Universal's Islands of Adventure (IOA) and Universal Studios Florida (USF), and the entertainment complex is Universal's CityWalk Orlando (CityWalk).

Universal City Travel Partners d/b/a, Universal Parks & Resorts Vacations (UPRV), formerly d/b/a Universal Studios Vacations, is a subsidiary of UCDP, which is included in the accompanying consolidated financial statements. UCDP has a 99% ownership interest in UPRV. The 1% limited partnership is owned by Universal City Florida Holding Company II, a related party. Management has excluded the minority interest based on it being insignificant to the accompanying consolidated financial statements.

UCDP's fiscal year is the 52- or 53-week period ending the Saturday closest to December 31.

2.    Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the consolidated amounts of UCDP and its subsidiaries, UPRV and UCDP Finance, Inc. All significant intercompany balances and transactions have been eliminated upon consolidation.

On January 6, 2000, Universal City Florida Partners and UCDP, the entities operating the two themed attractions, merged with UCDP being the surviving partnership. Since these entities were under common control, it was accounted for similar to a pooling. Accordingly, all the accompanying consolidated financial statements during the year ended December 30, 2000 include all transactions related to both Universal City Florida Partners and UCDP.

Unaudited Interim Financial Information

The financial information as of September 27, 2003 and during the nine months ended September 27, 2003 and September 28, 2002 is unaudited. In the opinion of management, the interim financial information includes all adjustments, which consist of normal recurring adjustments necessary for a fair presentation of the results for the interim periods. These results of operations during the nine months ended September 27, 2003 are not necessarily indicative of the results to be expected for any future period.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of UCDP to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of amounts held as bank deposits and marketable securities with original maturities of 90 days or less.

Allowance for Doubtful Accounts

UCDP periodically makes judgments regarding the collectibility of outstanding receivables and provides appropriate allowances when collectibility becomes in doubt. In addition, UCDP provides a general allowance for outstanding receivables in good standing based on historical bad debt experience. The allowance for doubtful accounts was approximately $867,000 (unaudited), $2,694,000, $3,496,000 and $1,363,000, respectively, at September 27, 2003, December 28, 2002, December 29, 2001 and December 30, 2000. During the nine months ended September 27, 2003, and the years ended December 28, 2002 and December 29, 2001, respectively, UCDP recorded an additional allowance for outstanding receivables of approximately $79,000 (unaudited), $2,385,000, and $2,585,000. During the nine months ended September 27, 2003, and the years ended December 28, 2002 and December 29, 2001, respectively, UCDP recorded a reduction to the allowance for outstanding receivables of approximately $1,906,000 (unaudited), $3,187,000, and $452,000. A portion of the allowance recorded during the years ended December 28, 2002 and December 29, 2001 related to Latin Quarter, of which approximately $2,610,000 was reversed in connection with the forgiveness of outstanding receivables during the year ended December 28, 2002 (see Note 11).

Inventories

Inventories, principally spare parts, food and merchandise, are stated at the lower of cost or market. Cost is determined using the average cost method. UCDP records a provision for the value of inventory, which has been deemed to have a realizable value that is less than the average cost.

The reserve for merchandise amounted to approximately $1,364,000 (unaudited), $1,651,000, $1,198,000, and $3,469,000, respectively, at September 27, 2003, December 28, 2002, December 29, 2001, and December 30, 2000. During the nine months ended September 27, 2003, and the year ended December 28, 2002, respectively, UCDP recorded an additional merchandise reserve of $496,000 (unaudited) and $1,299,000. No merchandise reserve was recorded during the year ended December 29, 2001. During the nine months ended September 27, 2003, and the years ended December 28, 2002 and December 29, 2001, respectively, UCDP recorded a reduction to the merchandise reserve of $783,000 (unaudited), $846,000, and $2,271,000.

The reserve for spare parts amounted to approximately $1,387,000 (unaudited), $1,181,000, $1,079,000, and $162,000, respectively, at September 27, 2003, December 28, 2002, December 29, 2001, and December 30, 2000. During the nine months ended September 27, 2003, and the years ended December 28, 2002 and December 29, 2001, respectively, UCDP recorded an additional spare parts reserve of $206,000 (unaudited), $102,000, and $917,000. During these same periods, no amounts were recorded as a reduction to the spare parts reserve.

Investments in Joint Ventures

In conjunction with the construction and operation of CityWalk, UCDP entered into joint venture relationships in which UCDP shared in construction costs and the profits and losses, as defined in each separate agreement. Each interest is accounted for under the equity method of accounting for investments. UCDP's investment in joint ventures is recorded as UCDP's share of construction costs, adjusted for profits and losses, distributions and contributions for each joint venture.

UCDP's equity interest in each joint venture is as follows during each year:

Percentage
Motown Cafe Orlando, L.P., LLLP (Motown)	20%
Nascar Cafe/Orlando	25%
Universal/Cineplex Odeon (Cineplex Odeon)	50%
JB/Universal City Restaurant Partners, L.P. (Margaritaville)	50%

In 1996, UCDP entered into a limited liability partnership with an unrelated entity for the construction and operation of Motown. In 1999, the unrelated entity sold its interest in the Motown partnership to a subsidiary of VUE. UCDP maintains a 20% equity interest in the restaurant. UCDP shares in profits and losses according to ownership percentages, as defined in the limited liability partnership agreement. In addition, UCDP manages Motown. In connection with these management services, UCDP incurs and is reimbursed for various costs on behalf of Motown, including payroll, property taxes and food purchases. During the nine months ended September 27, 2003 and September 28, 2002, and the years ended December 28, 2002, December 29, 2001, and December 30, 2000, respectively, the total amounts received by UCDP from Motown for these expenses was approximately $2,070,000 (unaudited), $2,607,000 (unaudited), $3,600,000, $3,300,000, and $4,600,000.

The capital contributions necessary for the construction of Margaritaville were funded entirely by UCDP. The other joint venture partner was not required to fund construction under the terms of the partnership agreement, but received a 50% interest in the joint venture in exchange for the trademark name. Both joint venture partners share in profits and losses, contributions and distributions of the joint venture in accordance with their ownership percentage. In addition, UCDP provides professional services to Margaritaville.

During the nine months ended September 27, 2003 and September 28, 2002, and the years ended December 28, 2002, December 29, 2001, and December 30, 2000, respectively, UCDP earned a fee related for these services from Motown and Margaritaville of approximately $1,101,000 (unaudited), $1,054,000 (unaudited), $1,318,000, $1,148,000 and $1,162,000, which was recorded in other revenues in the accompanying consolidated statements of operations.

Property and Equipment

Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of those assets as follows:

Useful Life (In Years)
Land improvements	15
Buildings and building improvements	20 – 40
Equipment, fixtures and furniture	3 – 20

Impairment of Long-Lived Assets and Intangibles

In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 144, Accounting For the Impairment or Disposal of Long-Lived Assets (SFAS 144). SFAS 144 supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and requires that one accounting impairment model be used for long-lived assets to be disposed of by sales, whether previously held and used or newly acquired, and broadens the presentation of discontinued operations to include more disposal transactions. SFAS 144 is effective for fiscal years beginning after December 15, 2001.

In connection with SFAS 144, UCDP reviews its long-lived assets and certain identifiable intangibles for impairment whenever circumstances indicate that the carrying amount of an asset may not be recoverable. If the review reveals an impairment as indicated based on undiscounted cash flows, the carrying amount of the related long-lived assets or identifiable intangibles are adjusted to fair value. There has been no impairment of UCDP's long-lived assets or identifiable intangibles during any of the periods presented in the accompanying consolidated financial statements.

Deferred Character Rights

Deferred character rights consist of amounts paid by UCDP for the rights to use certain characters in its theme parks. Deferred character rights are recorded at cost and amortized over a period ranging from 10 to 20 years, which has a weighted average of 15 years. Amortization of deferred character rights will be approximately $868,000 during each of the next five years.

Deferred Finance Costs

UCDP capitalizes certain costs related to the issuance of debt. The amortization of such costs is recognized as interest expense based on the effective interest method over the term of the respective debt issuance.

Revenue Recognition

Revenue from theme park pass sales is recognized at the time passes are redeemed. Revenue from theme park annual pass sales is recognized over the period of benefit. Revenue from food and beverage and merchandise sales is recognized at the time of sale. Unearned revenue primarily consists of amounts received from the sale of passes, which have not yet been redeemed. In addition to unredeemed passes, unearned revenue includes up-front payments related to CityWalk venues and corporate sponsorships which is recognized into revenue over the period of the benefit.

Other Operating Revenues

Other operating revenues, which consist primarily of sales generated by CityWalk, UPRV and the parking facility, are recognized as earned.

Advertising, Sales and Marketing Costs

The costs of advertising, sales and marketing are charged to operations in the year incurred. Production costs of advertising are charged to operations at the first showing of the related advertisement. Total costs of advertising, sales and marketing amounted to approximately $54,066,000 (unaudited), $59,756,000 (unaudited), $72,795,000, $80,835,000, and $94,504,000, respectively, during the nine months ended September 27, 2003 and September 28, 2002, and the years ended December 28, 2002, December 29, 2001, and December 30, 2000, and are primarily included in theme park selling, general and administrative expenses in the accompanying consolidated statements of operations.

Theme Park Cost of Products Sold

Theme park cost of products sold consists of payroll and product costs related to the sale of food and beverage and merchandise at the theme parks.

Other Costs and Operating Expenses

Other costs and operating expenses consist primarily of costs incurred by CityWalk and UPRV. During the nine months ended September 27, 2003 and September 28, 2002, and the years ended December 28, 2002, December 29, 2001 and December 30, 2000, respectively, costs related to CityWalk amounted to approximately $29,261,000 (unaudited), $25,856,000 (unaudited), $33,854,000, $34,943,000 and $34,680,000. During the nine months ended September 27, 2003 and September 28, 2002, and the years ended December 28, 2002, December 29, 2001 and December 30, 2000, respectively, costs related to UPRV amounted to approximately $28,801,000 (unaudited), $29,698,000 (unaudited), $36,384,000, $36,282,000 and $31,739,000.

Financial Instruments

The carrying amount reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value because of the immediate or short-term maturity of these financial instruments.

The estimated fair values of other financial instruments subject to fair value disclosures, determined based on quotes from major financial institutions, and the related carrying amounts are as follows (in thousands):

	September 27, 2003		December 28, 2002		December 29, 2001
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
	(unaudited)
Long-term borrowings	$1,175,231	$1,263,701	$1,169,243	$1,169,243	$1,343,854	$1,343,854
Interest rate swaps	27,852	27,852	41,391	41,391	41,657	41,657
Total	$1,203,083	$1,291,553	$1,210,634	$1,210,634	$1,385,511	$1,385,511

Concentration of Credit Risk

Financial instruments that potentially subject UCDP to concentrations of credit risk consist primarily of accounts receivable and interest rate swaps. The credit risk associated with accounts receivable is limited by the volume of customers as well as the establishment of credit limits. UCDP is exposed to credit loss in the event of nonperformance by the counterparties to interest rate swap transactions. The counterparties to these contractual arrangements are several major financial institutions with which UCDP also has other financial relationships. UCDP does not anticipate nonperformance by such parties.

Interest Rate Swaps

UCDP utilizes interest rate swap agreements to manage a portion of interest rate exposures. The principal objective of the swap agreements is to minimize the risks and costs associated with financial activities. UCDP does not use financial instruments for trading purposes. UCDP specifically designates interest rate swap hedges of outstanding debt instruments and recognizes interest differentials as adjustments to interest expense in the period they occur.

Effective July 2, 2000, UCDP adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133) to account for its interest rate swaps. This standard established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that the entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those assets at fair value. The fair values are the estimated amounts that UCDP would pay or receive upon termination of the swap agreements at the reporting date, taking into account current interest rates and the current creditworthiness of the counterparties. Changes in the underlying market value of swap arrangements that qualify as hedging activities under SFAS 133 are recognized as other comprehensive income.

Income Taxes

No provision for income taxes has been recorded in the accompanying consolidated financial statements, as the owners are required to report their share of UCDP's earnings or losses in their respective income tax returns. The Partners' tax returns and the amounts of allocable income or loss are subject to examination by federal and state taxing authorities. If such examinations result in changes to income or loss, the tax liability of the Partners could be changed accordingly.

Certain transactions of UCDP may be subject to accounting methods for income tax purposes which differ from the accounting methods used in preparing the accompanying consolidated financial statements in accordance with accounting principles generally accepted in the United States. Accordingly, the net income or loss of UCDP reported for income tax purposes may differ from the balances reported for those same items in the accompanying consolidated financial statements. A majority of the differences arise primarily due to the use of different estimated useful lives for property and equipment for income tax reporting purposes as compared to those used for financial reporting purposes.

Stock Options

UCDP participates in Vivendi's stock option plan that provides options to officers, directors and key employees of UCDP. These options give UCDP employees the right to purchase shares of Vivendi's common stock at a set price or receive cash for the difference between the market value of Vivendi's common stock and the exercise price on their options. All options are granted at market value. One third of the options vest at the end of each year for each of the three years subsequent to the grant date. Options expire eight years from the date of the grant.

UCDP is responsible for the expense and the cash payment related to these stock options. Accordingly, if an employee of UCDP exchanges their options for the cash difference between the grant price and market price, UCDP pays this difference directly to the employee. However, if an employee of UCDP exchanges their options for shares of Vivendi stock, the employee pays Vivendi for the grant price, while UCDP reimburses Vivendi for the difference between the grant price and market price

At the date of grant and each subsequent period, UCDP records an accrual calculated based on the fair value of UCDP's cash payment, which is the difference between the option grant price and the period-end market price for all vested shares. Since options are granted at fair value, no additional accrual is recorded at the date of grant. Based on the market price of vested shares being less than the grant price, UCDP had no liability recorded related to the vested options at September 27, 2003 and December 28, 2002. At December 29, 2001, UCDP had an accrual of approximately $1,376,000.

At September 27, 2003, December 28, 2002, and December 29, 2001, respectively, there were 198,769 (unaudited), 221,707 and 196,145 options vested and outstanding. During the nine months ended September 27, 2003 and September 28, 2002, and the year ended December 28, 2002, no options were granted. During the years ended December 29, 2001, and December 30, 2000, respectively, 28,288 and 101,521 options were granted.

Pro forma information regarding net loss is required by SFAS 123, which also requires that the information be determined as if we had accounted for our employee stock options granted subsequent to December 31, 1994, under the fair value method of that statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions, which are consistent with the assumptions used by Vivendi:

	Nine Months Ended September 27, 2003	Year Ended
		December 28, 2002	December 29, 2001	December 30, 2000
Expected life (years)	5.5	5.5	6.3	7.9
Interest rate	5.0%	5.0%	4.9%	4.8%
Volatility	60.0%	60.0%	35.0%	35.0%
Dividend yield	0%	0%	1%	1%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our employee options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

UCDP's pro forma information is as follows (in thousands):

	Nine Months Ended		Year Ended
	September 27, 2003	September 28, 2002	December 28, 2002	December 29, 2001	December 30, 2000
	(unaudited)
Net loss (as reported)	$(32,620)	$(33,250)	$(51,752)	$(87,302)	$(90,486)
Stock option (income) expense (as reported)	—	(1,376)	(1,376)	(1,006)	912
Pro forma stock option expense	(895)	(1,203)	(1,604)	(1,619)	(733)
Pro forma net loss	$(33,515)	$(35,829)	$(54,732)	$(89,927)	$(90,307)

Change in Estimate

During the year ended December 28, 2002, UCDP revised certain accounting estimates related to compensated absences for sick leave. This change resulted from management's analysis of trend data related to the number of compensated absences earned and used by employees. Although UCDP had a new payroll system that accumulated this information prior to 2002, management's view was that this information did not provide sufficient predictability to justify changing its estimate. Accordingly, through the end of 2001, USDP continued to accrue for sick leave based on available days. After accumulating two years of trend data, UCDP had improved judgment related to the reliability of this compensated usage information. Accordingly, UCDP recorded approximately $3,730,000 related to this change in estimate as an offset to other costs and operating expenses in the accompanying consolidated statements of operations during the year ended December 28, 2002.

Recent Issued Accounting Pronouncements

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement 13, and Technical Corrections (SFAS 145). This statement rescinds SFAS 4, SFAS 44, and SFAS 64. In addition, it also amends SFAS 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. Adoption of SFAS 145 did not have a material impact on UCDP's financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS 146). This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002 with earlier application encouraged. Adoption of SFAS 146 did not have a material impact on UCDP's financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation–Transition and Disclosure (SFAS 148), an amendment of SFAS 123. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. This statement is effective for financial statements for fiscal years ending after December 15, 2002. Because UCDP accounted for stock options under the intrinsic method in each period presented, adoption of SFAS 148 did not have a material impact on UCDP's financial position or results of operations (see Note 7).

In January 2003, the FASB issued Interpretation (FIN) 46, Consolidation of Variable Interest Entities (FIN 46). FIN 46 provides a new consolidation model, which determines control and consolidation of entities based on potential variability in gains and losses of the entities being evaluated for consolidation. This statement is effective during the first period beginning after December 15, 2003. Based on UCDP's assessment of FIN 46, UCDP determined that it is a party to one variable interest entity. This entity is one of UCDP's joint ventures, which operates a restaurant in CityWalk. Based on the effective date of FIN 46, this entity will be consolidated in UCDP's financial results as of and during the year ended December 27, 2003. Total assets of this entity at December 28, 2002 was approximately $21,012,000. Total revenues of this entity during the year ended December 28, 2002 was $21,709,000. This entity has no significant liabilities to third parties. UCDP's maximum loss exposure would be approximately $4,400,000 at December 28, 2002, which represents the excess of UCDP's investment in this entity over UCDP's proportionate share of this entity's tangible net assets.

3.    Long-Term Borrowings

The JP Morgan Chase (JP Morgan) credit facility (the Term Loan) consists of both a term loan and working capital component with a consortium of lenders led by JP Morgan. This facility is secured by a mortgage on substantially all of UCDP's real and personal property. The Term Loan was amended on March 28, 2003 (see Note 13).

The Term Loan consisted of an approximately $1,122,188,000 term loan and a revolving working capital facility with a maximum available credit line of approximately $59,063,000 at December 28, 2002. No funds were outstanding on the working capital facility at December 28, 2002. At December 29, 2001, the Term Loan consisted of an approximately $1,229,063,000 term loan and a revolving working capital facility with a maximum available credit line of approximately $66,563,000. At December 29, 2001, $1,876,000 was available on the working capital facility. Borrowings bear interest at either the prime rate publicly announced by Morgan Guaranty Trust Company of New York plus a margin, or at the London Interbank Offer Rate (LIBOR) plus a margin, at the option of UCDP. UCDP had outstanding loans at December 28, 2002, under the LIBOR alternative with an average interest rate of 6.36% (including the effect of interest rate swap arrangements). Additionally, a commitment fee of .35% per annum is payable on the unused amounts of the working capital facility. The Term Loan is repayable in graduating quarterly installments which commenced on December 31, 1999, and end on June 30, 2007.

The Term Loan contains certain customary limitations. The most restrictive limitations relate to the incurrence of liens, additional indebtedness and maintenance of funded debt, interest coverage and debt service ratios, among other restrictions. At December 28, 2002, UCDP was in compliance with all terms of the Term Loan.

On March 28, 2002, the Term Loan was amended (the 2002 Amendment) and the Partners contributed $50,000,000 to UCDP on April 15, 2002. This contribution was used to reduce future scheduled payments on the term loan and temporarily prepay the working capital facility. The 2002 Amendment resulted in the modification of certain financial ratios effective the first quarter of 2002, and an increase in the interest rate from the effective date. In connection with the 2002 Amendment, UCDP incurred approximately $5,141,000 in bank fees, which were capitalized as deferred finance costs during the year ended December 28, 2002.

As discussed in Note 1, Rank sold its interest in UCDP to Blackstone in July 2000. In connection with this sale, the JP Morgan Credit Facility was amended (the Amendment) and the Partners contributed $175,000,000 to UCDP. In accordance with the requirements of the Amendment, a prepayment of $104,000,000 was made on the term loan, which was applied to reduce future scheduled repayments. Additionally, a temporary payment of $30,000,000 was made on the working capital facility. The Amendment also required UCDP to provide a first mortgage on substantially all UCDP's property and to begin making prepayments beginning in 2001, in an amount equal to 75 percent of excess cash flow, as defined in the Amendment. Certain financial ratios were also amended effective the second quarter of 2000. Additionally, all special fees payable to VUE (see Note 9) were deferred effective July 2, 2000, until the Term Loan is repaid. In connection with the Amendment, UCDP incurred approximately $3,939,000 in bank fees, which were capitalized as deferred finance costs during the year ended December 30, 2000. In addition, UCDP incurred approximately $470,000 in legal fees and

$10,800,000 in mortgage taxes and title insurance related to debt amendments, which were included in interest expense in the accompanying consolidated statements of operations during the year ended December 30, 2000.

During November 1999, UCDP entered into revolving credit agreements with Wachovia Bank (Wachovia) and Fleet Capital Corporation (Fleet) (collectively, the Agreements). The terms of the Agreements are identical. Both Agreements allow for borrowings up to $25,000,000, which bear interest at the higher of the prime rate plus 1.0% or federal funds rate plus 1.5% per year or at the LIBOR rate plus 2.0%. UCDP had outstanding loans at December 28, 2002 and December 29, 2001, of $47,000,000 and $50,000,000 respectively, under the LIBOR alternative with an average interest rate of 3.61% and 4.22%.

A commitment fee of 1.0% per year is payable on unused amounts of the facility. The Agreements contain certain customary limitations and a cross-default provision with the Term Loan. The Agreements also contain certain provisions that secure Wachovia and Fleet in the event of a default of principal or interest payments by UCDP. At December 28, 2002, this secured interest included $27,000,000 in a cash account established by Vivendi and a $27,000,000 letter of credit purchased by Rank. The Wachovia and Fleet facilities are due in full in November 2003. The Wachovia and Fleet facilities were repaid and cancelled on March 28, 2003 (see Note 13).

Scheduled maturities of amounts drawn at December 28, 2002, are as follows (in thousands):

Fiscal Year	Amount
2003	$207,368
2004	213,750
2005	302,812
2006	285,000
2007	160,313
$1,169,243

UCDP capitalizes interest on significant capital projects, which require an extended period of time to complete. UCDP capitalized interest of approximately $1,665,000 (unaudited), $148,000, $198,000, $2,282,000, respectively, during the nine month period ended September 27, 2003, and the years ended December 28, 2002, December 29, 2001, and December 30, 2000. No interest was capitalized during the nine months ended September 28, 2002.

4.    Interest Rate Swaps

As of July 2, 2000, the cumulative effect of adopting SFAS 133, was to record a long-term asset and other comprehensive income of $9,310,000. During the nine months ended September 27, 2003 and September 28, 2002, and the years ended December 28, 2002, December 29, 2001, and December 30, 2000, respectively, the fair value of the interest-rate swaps changed by approximately $16,250,000 (unaudited), $2,542,000 (unaudited), $2,341,000, $22,419,000 and $28,548,000 and was recorded in accumulated other comprehensive loss in the accompanying consolidated statements of changes in partners' equity.

At September 27, 2003, December 28, 2002, and December 29, 2001, respectively, UCDP had several interest-rate swap agreements outstanding with aggregate notional debt amounts of $478,000,000 (unaudited), $540,000,000, and $938,000,000. The swap agreements provide for quarterly reductions in notional value until expiration in 2006. These agreements effectively converted UCDP's variable interest rate on a portion of its long-term bank debt to fixed rates ranging from 10.74% to 10.77% (unaudited), 9.01% to 9.07% and 8.74% to 8.81% at September 27, 2003, December 28, 2002, and December 29, 2001, respectively.

During the year ended December 29, 2001, UCDP entered into an interest-rate collar for a notional amount of $175,000,000. This collar had a LIBOR floor of 5.01 percent and a cap of 6.00 percent, and covered the period from December 3, 2001 through December 1, 2002.

In addition, during November 2002, UCDP entered into a forward starting interest rate swap with a fixed interest rate of 3.63%, a $150,000,000 notional amount, and a term from January 2004 to January 2006. This interest rate swap did not qualify for hedge accounting treatment under SFAS 133. Accordingly, during the nine month period ended September 27, 2003 and the year ended December 28, 2002, respectively, UCDP recorded approximately $2,711,000 (unaudited) and $2,075,000 related to the decrease in fair value in other expense in the accompanying consolidated statements of operations.

5.    Operating Lease Obligations

UCDP has entered into various leases for equipment, office and warehouse space. The leases are noncancelable operating leases which expire at various dates through 2013.

The following is a five-year schedule of minimum future rental payments under the noncancelable operating leases (in thousands):

Fiscal Year	Amount
2003	$3,617
2004	2,740
2005	2,272
2006	1,770
2007	1,071
Thereafter	4,496
$15,966

During the nine months ended September 27, 2003 and September 28, 2002, and the years ended December 28, 2002, December 29, 2001, and December 30, 2000, respectively, UCDP incurred rent expense under the operating leases of approximately $3,047,000 (unaudited), $3,152,000 (unaudited), $4,242,000, $4,262,000, and $4,240,000, and was included in the related costs and operating expenses in the accompanying consolidated statements of operations.

6.    Capital Leases

UCDP leases certain equipment under capital leases. At September 27, 2003, December 28, 2002, and December 29, 2001, respectively, equipment, fixtures and furniture included approximately $705,000 (unaudited), $1,065,000, and $1,720,000, net of accumulated depreciation. Depreciation expense related to assets under capital leases amounted to approximately $584,000 (unaudited) during the nine months ended September 27, 2003 and September 28, 2002, and $655,000 during the years ended December 28, 2002, December 29, 2001, and December 30, 2000.

At December 28, 2002, future minimum lease payments due under capital leases are as follows (in thousands):

Fiscal Year	Amount
2003	$746
2004	278
2005	186
2006	75
Total minimum lease payments	1,285
Less amount representing interest	(120)
Present value of minimum lease payments	1,165
Less current portion of capital lease obligations	(549)
Capital lease obligations, net of current portion	$616

7.    Compensation Plans

Deferred Compensation Plan

UCDP has a deferred compensation plan (the Plan) that permits eligible executives and members of management to defer a specified portion of their compensation. Under the plan, employees may defer up to 80% of base salary and/or up to 100% of bonus compensation. The deferred compensation, together with limited partnership matching contributions, which vest immediately, accrue earnings based on elected investment alternatives. Employees are eligible to receive distributions at their election at retirement, at termination of their employment, at death or during specified in service periods, or in the event of an approved unforeseeable financial emergency. At September 27, 2003, December 28, 2002, and December 29, 2001, respectively, UCDP had accrued approximately $4,705,000 (unaudited), $3,599,000, and $3,959,000 for its obligations to participating employees under the Plan. Amounts are included in other long-term liabilities in the accompanying consolidated balance sheets. To fund the Plan, UCDP purchased partnership-owned life insurance contracts. The cash surrender value of these policies was approximately $4,249,000 (unaudited), $3,267,000, $3,132,000, respectively, at September 27, 2003, December 28, 2002, and December 29, 2001, and is included in other assets in the accompanying consolidated balance sheets.

Long-Term Incentive Growth Plan

UCDP has a long-term incentive growth plan (the Growth Plan) to provide selected key employees the opportunity to benefit from the growth in value of UCDP. Participating employees are granted appreciation rights in the Growth Plan, which are exchanged for cash at the exercise date. The exercise date is the earlier to occur of a change in ownership or January 1, 2005. The value of these appreciation rights is generally based on the growth of market value of the Partners' equity ownership interests in UCDP. If a change of ownership occurs, the payout value is computed based on the sales price of this ownership change. If January 1, 2005 is reached, the payout value is calculated based on an earnings multiple from the financial results generated during 2004. UCDP accrues the estimated payout value of the Growth Plan straight line over the term of the Growth Plan based on assumption that January 1, 2005 occurs prior to an ownership change. At September 27, 2003 and December 28, 2002, respectively, UCDP had approximately $3,124,000 (unaudited) and $1,946,000 accrued in salary, bonuses and benefits related to the Growth Plan. No amounts were accrued at December 29, 2001.

8.    Accounts Payable and Accrued Liabilities

The major components of accounts payable and accrued liabilities are as follows (in thousands):

	September 27, 2003	December 28, 2002	December 29, 2001
	(unaudited)
Accounts payable	$7,884	$4,092	$4,683
Capital expenditures	18,736	24,938	35,378
Marketing and advertising	3,696	7,046	11,381
Interest	41,557	13,017	18,991
Compensation and benefits	22,503	20,826	20,765
Operating accruals	16,066	12,822	14,531
Consulting fees	4,747	3,171	2,757
Property and sales tax	18,086	610	349
Other	3,845	3,066	2,033
Total	$137,120	$89,588	$110,868

9.    Related Party Transactions

VUE provides UCDP with services relating to the management and operation of the theme parks, the costs of which are reimbursed to VUE under the terms of the partnership agreement. Some of these services include: blanket insurance coverage; creative design of new rides and attractions; procurement of merchandise; management of corporate sponsorship; and sharing the services of a number of senior executives. These costs are allocated to UCDP by VUE. Insurance premiums are allocated based upon relative payroll, revenues and claims experience. Creative design labor is allocated based upon time spent on UCDP projects. Procurement of merchandise allocation involves the allocation of costs betwen international and domestic businesses and then among the domestic properties based upon proportionate share of retail revenues. Corporate sponsorship expenses are allocated in proportion to the share of corporate sponsorship revenues. Corporate sponsorship revenues are allocated to the business units that benefit from the sponsorship. Labor cost for shared senior executives is allocated based upon estimated time incurred. UCDP receives an allocation of shared services provided based upon the relative number of transactions processed. Universal Parks & Resorts, a division of VUE that administers the allocations, has indicated to UCDP that their allocation methods are reasonable. During the nine months ended September 27, 2003 and September 28, 2002, and the years ended December 28, 2002, December 29, 2001, and December 30, 2000, respectively, UCDP incurred $29,850,000 (unaudited), $19,576,000 (unaudited), $31,046,000, $29,447,000, and $25,647,000 related to these services.

In addition, VUE has an indirect interest in certain restaurants and retail outlets in CityWalk, including Hard Rock Cafe/Hard Rock Live and Motown. During the nine months ended September 27, 2003 and September 28, 2002, and the years ended December 28, 2002, December 29, 2001, and December 30, 2000, respectively, UCDP earned aggregate rent of approximately $2,172,000 (unaudited), $2,158,000 (unaudited), $2,805,000, $2,767,000, and $2,693,000.

Under the terms of the UCDP partnership agreement, a special fee is payable to VUE equal to 5% of revenue, as defined, generated by USF and IOA. The special fee related to IOA is deferred until equity distributions to the Partners reach a specified level of their initial investment. In addition, based on previous amendments to the Term Loan (see Note 3), the special fee related to both USF and IOA are deferred until certain ratios are met. Interest is accrued monthly at the prime rate on the outstanding amount of the deferred special fee. Interest expense incurred on the deferred special fee was approximately $3,577,000 (unaudited), $2,884,000 (unaudited), $3,989,000, $3,474,000, and $1,874,000, respectively, during the nine months ended September 27, 2003 and September 28, 2002, and the years ended December 28, 2002, December 29, 2001, and December 30, 2000 and was included in interest expense in the accompanying consolidated statements of operations. The special fee amounted to approximately $23,750,000 (unaudited), $23,111,000 (unaudited), $29,361,000, $29,173, 000, and $32,682,000, respectively, during the nine months ended September 27, 2003 and September 28, 2002, and the years ended December 28, 2002, December 29, 2001, and December 30, 2000.

Under the terms of the partners agreement, at any time after February 1, 2005, Blackstone or VUE may make a binding offer, specifying the proposed sale price to sell to the other its entire interest in UCDP. An offer to sell would also be deemed a binding offer to purchase the nonoffering Partner's interest in UCDP.

During the year ended December 28, 2002, UCDP entered into an Advisory Services Agreement (Services Agreement) in which the Partners will provide UCDP with advisory and consulting services in connection with the ongoing strategic and operational oversight of UCDP's affairs in such areas as financing structures, public and private offerings of debt and equity securities and property dispositions and acquisitions. In connection with the Services Agreement, UCDP will pay each Partner $1,250,000 annually. During the nine months ended September 27, 2003 and September 28, 2002, and the year ended December 28, 2002, respectively, UCDP incurred $1,875,000 (unaudited), $2,500,000 (unaudited), and $2,500,000 related to the Services Agreement, which was included in other costs and operating expenses in the accompanying statements of operations.

UCDP has a lease agreement with UCF Hotel Venture (UCF HV), an entity partially owned by VUE. The lease is for the land under three hotel sites, which requires lease payments based on a percentage of hotel revenue. During the nine months ended September 27, 2003 and September 28, 2002, and the years ended December 28, 2002, December 29, 2001, and December 30, 2000, respectively, UCDP recorded approximately $1,447,000 (unaudited), $1,018,000 (unaudited),

$1,425,000, $1,001,000, and $688,000 related to hotel lease revenue. These amounts are included in other operating revenues in the accompanying consolidated statements of operations. Hotel guests may charge theme park passes, food and beverage and merchandise sold at IOA, USF and certain CityWalk venues to their hotel room account by presenting their room key. UCDP then collects this revenue by billing UCF HV. In addition, UCDP provides and is partially reimbursed for bus and boat transportation for hotel guests, maintenance of the related waterways and pedestrian walkways, and hotel marketing. During the nine months ended September 27, 2003 and September 28, 2002, and the years ended December 28, 2002, December 29, 2001, and December 30, 2000, respectively, total amounts received from UCF HV were approximately $13,087,000 (unaudited), $10,000,000 (unaudited), $14,146,000, $10,068,000, and $5,383,000.

At December 30, 2000, UCDP had received approximately $15,704,000 in reimbursement for construction costs from UCF HV. No additional reimbursement was received during subsequent periods. The amounts received were used to reimburse UCDP for construction costs paid to date on infrastructure areas surrounding the hotel sites. The reimbursement was recorded as an offset to land and land improvements. The operations of the three hotels will be carried out by UCF HV.

VUE owns the Wet 'n Wild water park in Orlando (WNW). UCDP participates in and manages a ticketing program which permits customers to visit several local amusement parks on one ticket, including IOA, USF, and WNW. Revenue is then shared among the participating amusement parks. During the nine months ended September 27, 2003 and September 28, 2002, and the years ended December 28, 2002, December 29, 2001, and December 30, 2000, respectively, UCDP's share of revenue from this ticketing program was approximately $25,593,000 (unaudited), $22,140,000 (unaudited), $27,442,000, $30,575,000, and $22,556,000. During the nine months ended September 27, 2003 and September 28, 2002, and the years ended December 28, 2002, December 29, 2001, and December 30, 2000, respectively, WNW's share of this ticketing program was approximately $4,824,000 (unaudited), $4,158,000 (unaudited), $5,162,000, $5,665,000, and $4,238,000.

VUE provides research and development for many of UCDP's rides. These costs are allocated pro rata among the various VUE theme parks that are building the same ride. Under this arrangement, UCDP collected approximately $10,926,000 from Universal Studios Japan (USJ), which is partially owned and operated by affiliates of VUE, during the nine months ended September 27, 2003 related to the technology and design of The Amazing Adventures of Spider-Man® ride. In addition, UCDP shared costs of developing Shrek 4-D with USJ and Universal Studios Hollywood, an affiliate of VUE, which allowed UCDP to reduce costs by approximately $5,000,000.

Receivables from related parties are comprised of amounts due from the following (in thousands):

	September 27, 2003	December 28, 2002	December 29, 2001
	(unaudited)
UCF HV	$3,873	$5,937	$2,872
HR Florida Partners	482	1,739	1,590
Motown	1,614	1,848	1,355
Cineplex Odeon	205	728	901
Margaritaville	1,844	463	503
Other	56	223	1,608
Total	$8,074	$10,938	$8,829

10.    Retirement Plan

UCDP has a defined contribution plan (the Contribution Plan) covering all eligible employees. Participation in the Contribution Plan is voluntary. Beginning January 1, 1998, exempt employees of UCDP are eligible to participate upon their date of hire or, if later, attainment of age 21. Nonexempt employees are eligible to participate in the Contribution Plan upon completion of 12 months and accumulation of 1,000 hours of service during that period and upon attaining the age of 21. UCDP provides a discretionary matching contribution equal to 100% up to the first 3% of compensation and

50% of all participant contributions up to the next 2%. Employee and employer contributions are 100% vested immediately. Total Partnership contributions under the Contribution Plan were approximately $2,351,000 (unaudited), $2,347,000 (unaudited), $3,071,000, $3,020,000, and $3,071,000, respectively, during the nine months ended September 27, 2003 and September 28, 2002, and the years ended December 28, 2002, December 29, 2001, and December 30, 2000.

11.    Nonmonetary Transaction

Effective in December 2002, UCDP took over the operations of Latin Quarter, a restaurant located in CityWalk. In connection with this transaction, UCDP terminated the lease with Latin Quarter, Ltd. (LQ) and forgave outstanding receivables due from LQ of approximately $2,610,000, which was included as an offset to other costs and operating expenses in the accompanying consolidated statements of operations. In return, ownership to the leasehold improvements was transferred from LQ to UCDP. During the year ended December 28, 2002, the leasehold improvements were recorded at the fair value of approximately $3,915,000. Accordingly, UCDP also recorded the amount in excess of the outstanding receivables of $1,305,000, as an offset to other costs and operating expenses in the accompanying consolidated statements of operations. The fair value of the leasehold improvements was based on the historical financial statements of LQ, which was lower than the fair value estimates computed both from insurance valuation rates and UCDP's financial records of similar restaurants and experience related to restaurants.

12.    Commitments and Contingencies

Consulting Agreement

UCDP has an agreement (the Consulting Agreement) with a consultant (the Consultant) under which UCDP pays a fee equal to a percentage of UCDP's gross revenues for consulting services in connection with the attractions and certain other facilities owned by UCDP. The accompanying consolidated statements of operations include consulting fee expense under the Consulting Agreement of approximately $12,055,000 (unaudited), $11,540,000 (unaudited), $14,714,000, $14,804,000, and $16,647,000, respectively, during the nine months ended September 27, 2003 and September 28, 2002, and the years ended December 28, 2002, December 29, 2001, and December 30, 2000.

Under the terms of the Consulting Agreement, the Consultant is also entitled to a fee based on a percentage of gross revenues of comparable projects, which are gated motion picture and/or television themed attractions owned or operated, in whole or in part, by UCDP, or any of UCDP's partners or any of their affiliates, other than in Universal City, California. At present, the only theme park which may be a comparable project under the Consulting Agreement is USJ. USI has guaranteed UCDP's obligations under the Consulting Agreement for the benefit of the consultant and VUE has assumed USI's obligations under that guarantee. VUE has indemnified UCDP against any liability under the Consulting Agreement related to any comparable project that is not owned or controlled by UCDP.

Although the agreement has no expiration date, starting in June 2010, the Consultant has the right to terminate the periodic payments under the Consulting Agreement and receive instead one payment equal to the fair market value of the interest in the Orlando park and any comparable projects. If the parties cannot agree on the fair market value, the fair market value will be determined by binding appraisal.

Litigation

Capital Claims

In the course of completion of the construction of IOA, CityWalk and related support facilities, a number of claims have been asserted by design firms, contractors, subcontractors and material suppliers for compensation not included in the final contract payouts (the Capital Claims). Such claims are for alleged extra work, alleged costs incurred due to extended project duration, alleged acceleration and similar causes of action. UCDP is continuing the process of assessing, challenging and settling the extent and validity of the claims and planned defenses to each. UCDP believes it has strong defenses to the Capital Claims and in some cases has counter-claims. UCDP has accrued an amount representing management's best estimate related to the cumulative settlement of these loss contingencies, which is included in capital expenditures in Note 8. This amount will be adjusted on a periodic basis as additional facts and circumstances warrant.

The general contractor of Seuss Landing at IOA (the General Contractor), filed suit in July 2000 alleging breach of contract by UCDP. The suit seeks damages in excess of $25,000,000 and foreclosure of its lien against the project. The General Contractor later voluntarily reduced its lien claim to approximately $20,650,000. UCDP has denied the substantive allegations of the claim and has filed a counterclaim alleging fraudulent lien, breach of contract, breach of releases and other counts. The General Contractor has since Amended its Complaint to add additional parties and to include an action for fraudulent inducement against UCDP. UCDP will deny the substantive allegations. Discovery in the case is ongoing and the case has not been set for trial. UCDP currently anticipates mediation in early 2004.

During the year ended December 28, 2002, UCDP settled various outstanding claims against construction design professionals. Under the terms of the agreements, UCDP was to collect $16,315,000 in net funds to release the design professionals and their insurance carrier from past, present and future claims by UCDP, excluding certain claims. These settlements were accounted for as a reduction to buildings and building improvements. At December 28, 2002, $14,500,000 of the settlement amounts was included in other receivables. This receivable was collected in January 2003.

Marvel

Marvel Characters, Inc. (Marvel) filed a Demand for Arbitration in 2002 seeking unspecified damages for UCDP's alleged breach of the agreement pursuant to which UCDP was granted the right to use the Marvel name and characters (Marvel Elements). Marvel specifically alleged that UCDP failed to include Marvel Elements as a significant focus of its marketing efforts and to include the Marvel Elements in at least $100,000,000 of fair value of marketing exposure during the initial two years of operation and the pre-opening period of IOA. Marvel also alleged failure to meet minimum product purchase guarantees during the same period. The arbitration ruling was issued during July 2003. The ruling was favorable to UCDP related to the use of Marvel Elements in UCDP's marketing efforts. However, the ruling did require UCDP to pay approximately $600,000 (including interest) related to the timing of UCDP's purchase of product with respect to the product purchase guarantee. Accordingly, this ruling did not have a material impact on the consolidated financial position or results of operations of UCDP.

On July 16, 2003 Marvel served a Demand for Arbitration for two additional claims. Marvel specifically alleged that UCDP failed to include Marvel Elements in at least 20% of its marketing exposure during the third and fourth years subsequent to the opening of IOA. In the second claim, Marvel alleged that UCDP breached the license agreement with Marvel by failing to offer Marvel the Compensation Alternative, as defined in the license agreement, and failing to honor Marvel's election of the Compensation Alternative, as specified under the license agreement. Marvel is also seeking discovery of any other financial arrangements with licensors at IOA that might be relevant to the Compensation Alternative. The arbitration panel and hearing dates have not yet been established. UCDP has denied all of the material allegations by Marvel and asserted numerous affirmative defenses. Accordingly, management does not believe it is probable that resolution of this matter will have a material impact on the consolidated financial position or results of operations of UCDP.

Other

UCDP is threatened with or involved in various other legal actions and claims incidental to the conduct of its business. Management does not expect a material impact to its results of operations, financial position or cash flows by reason of these actions.

Tax Increment Financing (TIF)

In August 1997, UCDP entered into a cooperation agreement (the Agreement) with the City of Orlando (the City) for the reimbursement of costs incurred by UCDP in the design and construction of an interchange to accommodate the flow and volume of vehicular traffic in the area of the attractions and entertainment complex. The City has reimbursed UCDP for these costs from the proceeds of special assessment bonds issued in August 1997. Total reimbursements have equaled approximately $42,149,000. The amounts have been used to reduce the cost of land and land improvements in the accompanying consolidated balance sheets.

During the year ended December 28, 2002, the Agreement was amended (the TIF Amendment) to replace the special assessment bonds with tax increment bonds. This TIF Amendment eliminated the annual progress benchmarks relating to employment levels, appraised property values, and construction milestones that UCDP had to maintain to avoid special assessments from the City.

13. Subsequent Events

Long-Term Borrowings

On December 31, 2002, UCDP paid $35,625,000 in principal payments on the Term Loan.

On March 28, 2003, UCDP issued $500,000,000 in bonds (which were issued with a discount of $5,800,000) under a Rule 144A Offering (the Offering) and amended the Term Loan (the 2003 Amendment). The 2003 Amendment required that proceeds from the Offering be used in part to prepay approximately $372,800,000 on the Term Loan. Further, a portion of the proceeds from the Offering was used to repay and cancel the $50,000,000 revolving credit facilities with Wachovia and Fleet, of which $47,000,000 was outstanding at December 28, 2002. In connection with the 2003 Amendment, the debt amortization schedule was eliminated until December 31, 2004 , certain covenants were modified, mandatory payments related to excess cash flow was reduced from 75% to 50%, and an additional $50,000,000 revolving credit facility was made available by several of the banks in the Term Loan. The covenants that were modified related to UCDP's ability to incur additional indebtedness, UCDP's ability to make certain payments and distributions, UCDP's ability to make capital expenditures, the maintenance by UCDP of specified funded debt and interest coverage ratios and the elimination of the debt service ratio. In addition, UCDP incurred approximately $21,400,000 in fees and expenses associated with the Offering and 2003 Amendment, of which approximately $20,800,000 was capitalized as deferred finance costs and $600,000 was expensed.

On May 29, 2003, UCDP sold approximately 81 acres of undeveloped land. The cost basis of the land equaled approximately $13,900,000 and is included in land and land improvements in the accompanying consolidated balance sheets. In connection with this sale, UCDP recorded a loss of approximately $1,400,000 during the nine months ended September 27, 2003. UCDP used the proceeds from the land sale to prepay additional principal on the Term Loan. In August 2003, UCDP also voluntarily prepaid $20,000,000 on the Term Loan.

At September 27, 2003, total long-term borrowings were approximately $1,175,200, which included $500,000,000 in notes from the Offering (net of a discount of approximately $5,400,000) and approximately $680,600,000 under the Term Loan. At September 27, 2003, UCDP had approximately $103,400,000 available under its revolving credit facilities.

Scheduled maturities of amounts drawn at September 27, 2003 and December 28, 2002, taking into consideration the transactions entered into subsequent to year-end are as follows (in thousands):

Fiscal Year	September 27, 2003	December 28, 2002
	(unaudited)
2003	$—	$456,680
2004	—	17,876
2005	235,603	249,374
2006	285,000	285,000
2007	160,313	160,313
Thereafter	494,315	—
Total	$1,175,231	$1,169,243

Distribution

On May 28, 2003, UCDP paid a $10,000,000 distribution to the Partners.

14. Vivendi-NBC Transaction

On October 8, 2003, Vivendi, Universal Studios Holding III Corp., General Electric Company, National Broadcasting Holding, Inc. and National Broadcasting Company Inc. (NBC) signed a definitive agreement pursuant to which Vivendi has agreed to contribute ownership interests in USI and in certain non-U.S. affiliates of USI (excluding, in each case, assets and businesses related to the music and videogames businesses and certain other assets) to a subsidiary of NBC. The transaction is subject to regulatory approval in a number of jurisdictions (including the United States and the European Union) and is not expected to close prior to the first quarter of 2004.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Item 20.   Indemnification of Directors and Officers

We are a Florida limited partnership. Neither the partnership laws in the State of Florida nor our partnership agreement explicitly require insurance or indemnification of officers or directors. The representatives on the Parks Advisory Board receive directors' and officers' insurance through us, and Vivendi Universal Entertainment insures the shared officers who are employed by Vivendi Universal Entertainment. Our directors' and officers' insurance also affords coverage for certain officers against liability incurred while acting in their capacities.

UCDP Finance, Inc. is a Florida corporation. Section 607.0850(1) of the Florida Business Corporation Act empowers a corporation to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

Subsection (2) of 607.0850(1) provides that a corporation shall have power to indemnify any person, who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this subsection in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

Item 21.   Exhibits and Financial Statement Schedules

Exhibit Number	Exhibit Description
†3.1	Amended and Restated Agreement of Limited Partnership of Universal City Development Partners, Ltd., dated as of June 5, 2002, between Universal City Florida Holding Co. II, as sole general partner, and Universal City Florida Holding Co. I, as sole limited partner
†3.2	Articles of Incorporation of UCDP Finance
†3.3	Bylaws of UCDP Finance
†4.1	Indenture dated as of March 28, 2003, as amended by the First Supplemental Indenture dated as of June 12, 2003, among Universal City Development Partners, Ltd. and UCDP Finance, Inc., as issuers, and The Bank of New York, as trustee
†4.2	Registration Rights Agreement dated as of March 28, 2003, among Universal City Development Partners, Ltd., UCDP Finance, Inc., J.P. Morgan Securities Inc., Banc of America Securities LLC, Credit Suisse First Boston LLC, Scotia Capital (USA) Inc. and Wachovia Securities, Inc.
†4.3	Subordination Agreement dated as of March 28, 2003, among Universal City Development Partners, Ltd., Vivendi Universal Entertainment LLLP, Universal Studios, Inc., Universal City Property Management II LLC, Universal City Florida Holding Co. I, Universal City Florida Holding Co. II, Additional Creditors (as defined therein), Universal City Development Partners, Ltd. and The Bank of New York, as trustee
††5.1	Opinion re: legality
†10.1	Advisory Services Agreement effective as of January 1, 2002, among Universal City Development Partners, Ltd., Vivendi Universal Entertainment LLLP and Blackstone Management Partners L.P.
†10.2	License Agreement dated as of March 28, 2002, among Universal Studios, Inc., Universal City Studios, Inc., Universal City Property Management Company II and Universal City Development Partners, LP
†10.3	UCF Hotel Venture Ground Lease dated as of June 12, 1998 between Universal City Development Partners, Universal City Florida Partners and UCF Hotel Venture
†10.4	Universal Orlando Long-Term Growth Plan
†10.5	UCDP Variable Deferred Compensation Plan
†10.6	S.T.A.R.S (Save To Achieve Retirement Success) 401(k) Plan and Trust Agreement
†10.7	Employment Agreement dated April 26, 2002, between Universal Studios, Inc. and Robert Gault
†10.8	Employment Agreement dated January 23, 2001, between Universal Studios, Inc. and Wyman Roberts
†10.9	Employment Agreement dated September 1, 2000, between Universal Studios, Inc. and Michael Short

†	Previously filed as an Exhibit to Amendment No. 1 to this Registration Statement.
††	Previously filed as an Exhibit to Amendment No. 3 to this Registration Statement.

Exhibit Number	Exhibit Description
†10.10	Employment Agreement dated March 12, 2001, between Universal City Florida Partners and Gretchen Hofmann
†10.11	Form Universal Orlando Employment Agreement
†10.12	Vivendi Universal, S.A. Stock Option Plan
†10.13	Annual Incentive Plan
†10.14	Agreement of Limited Partnership of JB/Universal City Restaurant Partners, L.P. dated as of September 11, 1997, between Universal City Development Partners and Margaritaville Holdings LLC, and Amendments
†10.15	Refunding Cooperation Agreement dated as of August 12, 2002, between the City of Orlando Florida and Universal City Development Partners, Ltd.
10.16	Amended and Restated Credit Agreement dated as of November 5, 1999, among Universal City Development Partners, LP, the Banks Listed therein and Morgan Guaranty Trust Company of New York, as administrative agent and as collateral agent
††10.17	Amendment No. 1, dated as of July 25, 2000, to the Amended and Restated Credit Agreement dated as of November 5, 1999, among Universal City Development Partners, LP, the Banks Listed therein, and Morgan Guaranty Trust Company of New York, as administrative agent and as collateral agent
††10.18	Amendment No. 2, dated as of December 19, 2001, to the Amended and Restated Credit Agreement dated as of November 5, 1999, among Universal City Development Partners, LP, the Banks party thereto and JPMorgan Chase Bank, as administrative agent and collateral agent
10.19	Amendment No. 3 dated as of March 28, 2002, to the Amended and Restated Credit Agreement dated as of November 5, 1999, among Universal City Development Partners, LP, the Banks party thereto and JPMorgan Chase Bank, as administrative agent and collateral agent
10.20	Amendment No. 4 dated as of March 28, 2003, to the Amended and Restated Credit Agreement dated as of November 5, 1999, among Universal City Development Partners, Ltd., the Banks party thereto and JPMorgan Chase Bank, as administrative agent and collateral agent
10.21	Credit Agreement dated as of March 28, 2003, among Universal City Development Partners, Ltd., the Banks listed therein and JPMorgan Chase Bank, as administrative agent and collateral agent
*10.22	Consultant Agreement dated as of January 20, 1987, between the Consultant and Universal City Florida Partners
10.23	Indemnity Agreement dated as of March 6, 2003, by Vivendi Universal Entertainment LLLP in favor of Universal City Development Partners, Ltd.
*10.24	Formal Agreement between Dr. Seuss Enterprises, L.P. and MCA Inc. dated as of April 21, 1994
*10.25	Marvel Agreement dated March 22, 1994, between MCA Inc. and Marvel Entertainment Group

†	Previously filed as an Exhibit to Amendment No. 1 to this Registration Statement.
††	Previously filed as an Exhibit to Amendment No. 3 to this Registration Statement.
*	Filed herewith with confidential treatment requested as to certain portions, which portions are omitted and filed separately with the Securities and Exchange Commission.

Exhibit Number	Exhibit Description
††12.1	Ratio of Earnings to Fixed Charges
†21.1	List of Subsidiaries of Universal City Development Partners, Ltd. and UCDP Finance, Inc.
23.1	Consent of Ernst & Young LLP
†24.1	Powers of Attorney
†25.1	Form T-1
†99.1	Form of Letter of Transmittal
†99.2	Form of Notice of Guaranteed Delivery
†99.3	Form of Letter to Clients
†99.4	Form of Letter to Broker, Dealers and Other Nominees

†	Previously filed as an Exhibit to Amendment No. 1 to this Registration Statement.
††	Previously filed as an Exhibit to Amendment No. 3 to this Registration Statement.

Item 22.   Undertakings

(1)	The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(2)	Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(3)	The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(4)	The undersigned registrant hereby undertakes: to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement; to include any prospectus required by section 10(a)(3) of the Securities Act of 1933; to reflect in the prospectus any facts or event arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; that, for the purpose of determining any liability under the Securities

Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orlando, State of Florida, on December 17, 2003.

UNIVERSAL CITY DEVELOPMENT PARTNERS, LTD.
By: /s/ Michael J. Short
Name: Michael J. Short
Title: Principal Financial Officer
UCDP FINANCE, INC.
By: /s/ Michael J. Short
Name: Michael J. Short
Title: Treasurer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Robert K. Gault, Jr.	Principal executive officer of Universal City Development Partners, Ltd. and President (principal executive officer) of UCDP Finance, Inc.	December 17, 2003

Robert K. Gault, Jr.

/s/ Michael J. Short	Principal financial officer of Universal City Development Partners, Ltd. and Treasurer (principal financial officer) of UCDP Finance, Inc.	December 17, 2003

Michael J. Short

/s/ Tracey L. Stockwell	Controller, Universal City Development Partners, Ltd.	December 17, 2003

Tracey L. Stockwell

*	Park Advisory Board Representative and Director of UCDP Finance, Inc.	December 17, 2003

Thomas L. Williams

*	Park Advisory Board Representative	December 17, 2003

Glenn J. Gumpel

*	Park Advisory Board Representative	December 17, 2003

Michael E. Corcoran

*	Park Advisory Board Representative and Director of UCDP Finance, Inc.	December 17, 2003

Howard A. Lipson

*	Park Advisory Board Representative	December 17, 2003

David A. Stonehill

*	Park Advisory Board Representative	December 17, 2003

Jon M. Barnwell

* By:	/s/ Michael J. Short Michael J. Short Attorney-in-Fact